LEAGOLD MINING CORPORATION

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EQUINOX GOLD CORP.

- and -

CMOC LIMITED

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17536682 CANADA INC.

SHARE PURCHASE AGREEMENT

December 13, 2025

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made the 13th day of December, 2025

AMONG:

LEAGOLD MINING CORPORATION,

a corporation existing under the laws of the Province of British Columbia

(the "Seller")

AND:

EQUINOX GOLD CORP.,

a corporation existing under the laws of the Province of British Columbia

(the "Parent Company")

AND:

CMOC LIMITED,

a corporation existing under the laws of Hong Kong

(the "Buyer")

AND:

17536682 CANADA INC.,

a corporation existing under the laws of Canada

("AcquireCo").

WHEREAS the Seller wishes to sell and transfer to the Buyer and the Buyer wishes to purchase and acquire from the Seller the Purchased Shares, on the terms hereinafter set forth;

AND WHEREAS the Seller is a wholly-owned subsidiary of the Parent Company, and the Parent Company has agreed to be party to this Agreement to, among other things, guarantee the obligations of the Seller;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals and the Schedules hereto), the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

(a) "Accounting Principles" means the accounting methods, principles, policies, rules and procedures set out in Schedule "A", Part A;

(b) "Actual Cash Consideration" means an amount equal to:

(i) $900,000,000.00; plus

(ii) the Closing Cash; minus

(iii) the Closing Indebtedness; plus

(iv) any amount by which Closing Working Capital exceeds Target Working Capital; minus

(v) any amount by which Target Working Capital exceeds Closing Working Capital;

(c) "AcquireCo" has the meaning set out in the preamble to this Agreement;

(d) "Accumulated ICMS Credits" has the meaning set out in Section 3.17;

(e) "Affiliate" means, with respect to any specified person, another person which directly or indirectly Controls, or is Controlled by, or is under common Control with, the person specified;

(f) "Agreement" means this Share Purchase Agreement (including the Schedules hereto), as the same may be amended from time to time in accordance herewith;

(g) "Alternative Transaction" means, except for the Pre-Closing Reorganization and the sale and transfer of the Purchased Shares to the Buyer as contemplated by this Agreement:

(i) any merger, amalgamation, arrangement, liquidation, recapitalization, share sale or exchange, spin-out or other similar transaction involving any Seller Subsidiary or any person holding any significant part of the Mine Assets;

(ii) the issuance or sale of Equity Securities of any Seller Subsidiary or any person holding any significant part of the Mine Assets;

(iii) the sale, lease, exchange or other disposition of all, substantially all or any material portion of the assets of any Seller Subsidiary, or all or a material portion of any significant part of the Mine Assets;

(iv) any financing, including via debt, of any material part of the Mine Assets or any Seller Subsidiary;

(v) any royalty, metals stream, or similar arrangement that does not exist on the Effective Date affecting any part of the Mine Assets, any Seller Subsidiary, or any person holding any significant part of the Mine Assets; or

(vi) any other transaction similar to the foregoing or series of transactions involving the Seller or any Seller Subsidiary and/or any Affiliate of the Seller or any Seller Subsidiary having a similar effect, but excluding any transaction involving a change of control of an Affiliate of the Seller that is not a Seller Subsidiary that does not affect the continued binding force or completion of this Agreement;

(h) "AML Legislation" means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United States Bank Secrecy Act of 1970, the USA PATRIOT Act and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" applicable Laws, whether within Canada or the United States or, to the extent applicable to the Seller Subsidiaries and the Seller, elsewhere, including any regulations, guidelines or orders thereunder;

(i) "ANM" means the Brazilian National Mining Agency (Agência Nacional de Mineração), or its successor;

(j) "Anti-Corruption Laws" means the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977 and all other Laws of any jurisdiction applicable to the Seller Subsidiaries and the Seller from time to time concerning or relating to bribery, corruption, fraud, public improbity, and violations to public bidding and government contract rules, including, but not limited to, Brazilian Decree-Law No. 2,848, of December 7, 1940, Brazilian Federal Statute No. 12,846, of August 1, 2013, and Brazilian Federal Decree No. 11,129, of July 11, 2022, together with Brazilian Laws No. 8,429, of June 2, 1992 (No. 14,230, of October 25, 2021), No. 8,666, of June 21, 1993 (No. 14,133, of April 1, 2021), No. 9,613, of March 3, 1998, No. 12,813, of May 16, 2013, No. 9,504, of September 30, 1997, and No. 12,529, of November 30, 2011;

(k) "Aurizona Goldfields" means Aurizona Goldfields Corporation, a company existing under the federal laws of Canada;

(l) "Aurizona Mine" means the operating open-pit gold mine known as the Aurizona Mine, located in Maranhão, Brazil, owned by Mineração Aurizona S.A., comprised of the Mining Rights, the Owned Real Property, the Leased Real Property and the Facilities as more particularly described in Section 4.13(a) of the Seller Disclosure Letter;

(m) "Aurizona Mine Business" means the mining, extracting, producing, processing, handling, storing, milling, selling and other processing operations of the Aurizona Mine, and the planning, exploration, development and expansion operations and any other Operations relating to the Aurizona Mine, all as currently conducted by Luna, directly or indirectly, at or relating to the Aurizona Mine;

(n) "Aurizona Technical Report" means the technical report publicly filed by the Parent Company with respect to the Aurizona Mine, entitled "Technical Report on the Aurizona Gold Mine Expansion Pre-Feasibility Study, Maranhão, Brazil", dated November 4, 2021 and effective September 20, 2021;

(o) "BACEN" means the Central Bank of Brazil;

(p) "Belo Horizonte Office" means the corporate offices located at Rua Antonio Albuquerque, 330, 13th floor, Funcionários, Belo Horizonte, Minas Gerais;

(q) "Benefit Plans" means employee benefit plans, agreements, arrangements or policies, including but not limited to all bonus, dividend, deferred compensation, incentive compensation, share purchase, share appreciation and share option, equity compensation, hospitalization or other medical benefits, life or other insurance, dental, disability, salary continuation, vacation, supplemental unemployment benefits, profit-sharing plans, mortgage assistance, employee loan, employee assistance, pension, retirement or supplemental retirement plan or agreement (including any defined benefit or defined contribution pension plan and any group registered retirement savings plan), and each other employee benefit plan, agreement or arrangement (whether oral or written, formal or informal, funded or unfunded) sponsored, maintained or contributed to or required to be contributed to by the Seller or any Seller Subsidiary for the benefit of any of the directors, officers or Employees or former directors, officers or Employees of any Seller Subsidiary, but for greater certainty does not include employment Contracts with individual Employees;

(r) "Books and Records" means the books and records of each of the Seller Subsidiaries, including financial, technical, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, surveys, plans, files, records, assessments, correspondence, and other data and information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media;

(s) "Brazilian Competition Law" means the Brazilian Federal Law n. 12,529/2011, as amended;

(t) "Brazilian Federal Revenue Service" means the Receita Federal do Brasil;

(u) "Brazilian Tax Authority" means the Brazilian Internal Revenue Service (Secretaria Especial da Receita Federal do Brasil), as well as its federal, state, and municipal departments and subdivisions;

(v) "BTG Parent Guarantee" has the meaning set out in Section 1.1(mmm) of the Seller Disclosure Letter.

(w) "Bump Transaction" has the meaning set out in Section 6.8;

(x) "Business" means the Aurizona Mine Business, the Fazenda Mine Business, the Santa Luz Mine Business and the Riacho Mine Business;

(y) "Business Day" means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in Vancouver, British Columbia, Hong Kong, London, United Kingdom, Amsterdam, the Netherlands or in Shanghai, China;

(z) "Buyer" has the meaning set out in the preamble to this Agreement;

(aa) "Buyer Common Shares" means common shares in the capital of the Buyer as the same are constituted as at the Effective Date;

(bb) "Buyer Disclosure Letter" means the Buyer disclosure letter dated the Effective Date executed by the Buyer and delivered to the Seller in connection with the execution of this Agreement;

(cc) "Buyer Fundamental Representations" means the representations and warranties of the Buyer in Sections 5.1 and 5.2;

(dd) "CADE" means the Brazilian competition defense agency, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), composed of the General Superintendence and Administrative Tribunal;

(ee) "CADE Clearance" has the meaning set out in Section 3.5(b)(i);

(ff) "Carbon Fines Revenue" has the meaning set out in Section 3.16;

(gg) "CC Measurement Period" means the 12-month period commencing on the Closing Date;

(hh) "CC Objection Notice" has the meaning set out in Section 2.11(b);

(ii) "CC Objection Period" has the meaning set out in Section 2.11(b);

(jj) "CC Payment Amount" has the meaning set out in Section 2.11(a);

(kk) "Claim" has the meaning set out in Section 8.5(a);

(ll) "Closing" means the closing of the transactions contemplated hereby;

(mm) "Closing Cash" means the aggregate amount of all cash and cash equivalents (to the extent convertible to cash within 90 days) held by the Seller Subsidiaries (on a consolidated basis) as at the Measurement Time including, without limitation, petty cash, bank account balances, and marketable securities in each case, determined in accordance with the Accounting Principles; provided that any amount of Restricted Cash shall not be considered to be Closing Cash. For the avoidance of doubt, Closing Cash shall be calculated net of issued but uncleared cheques and drafts and other outbound transfers to the extent a corresponding amount has been cleared from current liabilities in the determination of Closing Working Capital and shall include cheques, other inbound transfers and drafts deposited or available for deposit for the account of the Seller Subsidiaries to the extent a corresponding amount has been cleared from current assets in the determination of Closing Working Capital. Closing Cash may be a positive or negative amount;

(nn) "Closing Date" means the later of five (5) Business Days after all of the conditions precedent to the completion of this Agreement have been satisfied or waived and ten (10) Business Days after the CADE Clearance is received, whichever is later, or such earlier or later date as may be agreed to in writing by the Parties;

(oo) "Closing Indebtedness" means the Indebtedness of the Seller Subsidiaries (on a consolidated basis) as of the Measurement Time determined in accordance with the Accounting Principles;

(pp) "Closing Statement" has the meaning set out in Section 2.4(b);

(qq) "Closing Working Capital" means in respect of the Seller Subsidiaries (on a consolidated basis) as at the Measurement Time and determined in accordance with the Accounting Principles (a) current assets minus (b) current liabilities, and prepared in the same format as set out in the illustrative calculation set out in Part B of Schedule "A", and, for these purposes: "current assets" shall exclude (i) Closing Cash, (ii) any restricted cash excluded from the definition of Closing Cash, and (iii) all current or deferred Tax assets; and "current liabilities" shall exclude (i) the current portion of Closing Indebtedness, and (ii) all deferred Tax liabilities (but shall include current Tax liabilities to the extent such amounts are not included in Closing Indebtedness);

(rr) "CMOC" means CMOC Group Limited, a corporation existing under the laws of the People's Republic of China;

(ss) "Collective Agreements" means any collective agreement, Contract or legally binding commitment or letter of understanding with any trade union or employee organization or group in respect of or affecting the Employees or by which any of the Seller Subsidiaries is bound;

(tt) "Confidentiality Agreement" means the confidentiality agreement dated July 10, 2025 between the Parent Company and CMOC UK Limited;

(uu) "Consent" means a consent, approval, Order, authorization, exception, registration, qualification, or waiver of or with filing, notice or declaration to, any person;

(vv) "Contract" means any agreement, indenture, contract, lease, deed of trust, royalty, licence, option, instrument, arrangement, understanding or other commitment, whether written or oral, and includes any letter of intent, quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees;

(ww) "Control" means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting shares, interests or securities, or by contract, voting trust or otherwise; and "Controlled" and "Controlling" shall have corresponding meanings;

(xx) "Deficiency" has the meaning set out in Section 2.5(c);

(yy) "Direct Claim" has the meaning set out in Section 8.5(a);

(zz) "Dutch Notary" means a Dutch civil law notary (notaris) of Zuidbroek B.V., or any of its deputies;

(aaa) "Effective Date" means the date of this Agreement;

(bbb) "Employees" means all individuals employed by, or working under Contract with, each Seller Subsidiary, directly or indirectly;

(ccc) "Encumbrance" means any mortgage, charge, pledge, lien, security interest, encroachment, restriction, easement, right-of-way, royalty, net profits interest, stream, option, right of first refusal, right of pre-emption, right of usufruct, or other third-party right, claim or encumbrance of any kind, whether registered or unregistered, arising by Contract, Law or otherwise;

(ddd) "Environmental Authority" means any legal person or body of persons (including any government department or government agency or court or tribunal) having jurisdiction to determine any matter arising under Environmental Law;

(eee) "Environmental Laws" means any applicable Law, and any Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient or indoor air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Substances. For greater certainty, an Environmental Law pertaining to the protection, use or conservation of the environment shall include all such Environmental Laws relating to the manufacture, processing, generation, use, treatment, storage, disposal, transport, Release, containment, reclamation, rehabilitation, closure or other restoration of any tailings, waste rock, tailings ponds or Hazardous Substances;

(fff) "Environmental Permit" means any license, approval, authorization, permission, notification, waiver, order or exemption issued by any Environmental Authority which is issued, granted or required under Environmental Law and necessary or proper for the Operations;

(ggg) "Equity Securities" means, with respect to any person: (i) any equity securities, membership interests, or other share capital of such person; (ii) any securities of such person directly or indirectly convertible into or exchangeable for any equity securities, membership interests, or other share capital of such person or containing any profit participation features with respect to such person that are not solely cash-settled (but excluding, for certainty, any royalty, stream, offtake or similar commercial arrangements entered into in the Ordinary Course that provide for payments based on production, revenue, or profits); (iii) any rights or options directly or indirectly to subscribe for or to purchase any of the foregoing; (iv) any share appreciation rights, phantom equity rights or other similar rights relating to such person that are settleable in, convertible into, or exercisable for any of the foregoing of such person; and (v) any equity securities of such person issued or issuable with respect to the foregoing pursuant to a combination of shares, recapitalization, merger, consolidation or other reorganization; provided, however, that in the case of clauses (i) through (v), any cash-settled incentive arrangements that do not provide a right to acquire equity securities shall not be considered to be an "Equity Security";

(hhh) "Estimated Cash Consideration" has the meaning set forth in Section 2.2(e);

(iii) "Estimated Closing Cash" has the meaning set forth in Section 2.4(a);

(jjj) "Estimated Closing Indebtedness" has the meaning set forth in Section 2.4(a);

(kkk) "Estimated Closing Working Capital" has the meaning set forth in Section 2.4(a);

(lll) "Estimates" has the meaning set forth in Section 2.4(a);

(mmm)  "Existing Financial Assurances" means those certain financial assurances provided by the Parent Company listed in Section 1.1(mmm) of the Seller Disclosure Letter;

(nnn) "Existing Insurance Policies" means the insurance policies of the Seller Subsidiaries listed in Section 4.24 of the Seller Disclosure Letter;

(ooo) "Existing Tax Proceeding" has the meaning set forth in Section 6.2(a);

(ppp) "Facilities" means any and all mines, plants and facilities, including all pits, shafts, haulage ways and other underground workings, and all buildings and other structures, fixtures and improvements, and all other property, whether fixed or moveable, existing as of the Closing Date, related to the Operations;

(qqq) "Fazenda Mine" means the operating open-pit gold mine known as the Fazenda Gold Mine, located in the Bahia Complex, Bahia, Brazil, formerly owned by Fazenda Brasileiro Desenvolvimento Mineral Ltda. and currently owned by Santa Luz Desenvolvimento Mineral Ltda., as its successor by merger, with certain corporate, regulatory and registration formalities arising from such merger (including the transfer of Mining Rights, Permits and related assets) still in progress, comprised of the Mining Rights, the Owned Real Property, the Leased Real Property and the Facilities as more particularly described in Section 4.13(a) of the Seller Disclosure Letter;

(rrr) "Fazenda Mine Business" means the mining, extracting, producing, processing, handling, storing, milling, selling and other processing operations of the Fazenda Mine, and the planning, exploration, development and expansion operations and any other Operations relating to the Fazenda Mine, all as currently conducted by LatAm Holdings, directly or indirectly, at or relating to the Fazenda Mine;

(sss) "Fazenda Technical Report" means the technical report publicly filed by the Parent Company with respect to the Fazenda Mine, entitled "Technical Report on the Fazenda Gold Mine, Bahia State, Brazil", dated January 31, 2025 and effective June 30, 2024;

(ttt) "Final Compulsory Payment Amount" has the meaning set out in Section 6.2(e);

(uuu) "Final Compulsory Payment Indemnification Event" means a Final Determination having been made regarding a liability requiring payment under applicable Law or any Order.

(vvv) "Final Determination" means a determination made by a Governmental Authority (including pursuant to a settlement) where all rights to object to or appeal from the determination (including any right to obtain relief under a competent authority or similar process) have been exhausted or have expired;

(www) "Governmental Authority" means any: (i) multinational, national, federal, provincial, state, territorial, municipal, local or other government (whether domestic or foreign); (ii) governmental or quasi-governmental authority of any nature, including any stock exchange or any governmental ministry, agency, branch, department, commission, commissioner, board, tribunal, public prosecutor's office or instrumentality (whether domestic or foreign), including, for the avoidance of doubt, the MME, ANM, INCRA and any competent Environmental Authority; (iii) any subdivision or authority of any of the foregoing or (iv) any quasi-governmental or private or public body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority, power or function pertaining to government, under or for the account of any of the foregoing, including any court, arbitrator or arbitration tribunal;

(xxx) "GST/HST" has the meaning set forth in Section 4.27(n);

(yyy) "Hazardous Substances" means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, ignitable, corrosive, reactive or deleterious substances, dangerous goods, hazardous, industrial or toxic wastes or substances, tailings, radioactive materials, explosives, petroleum and petroleum products, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation;

(zzz) "IFRS" means International Financial Reporting Standards, defined in the CPA Canadian Handbook Accounting Part I, as applied in Canada and applicable from time to time;

(aaaa) "INCRA" means the Brazilian National Institute for Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agrária);

(bbbb) "Indebtedness" means, as of a specified date and time, the following obligations (whether or not then due and payable and without duplication), to the extent they are obligations of a Seller Subsidiary:

(i) all outstanding indebtedness for borrowed money, owed to third parties (excluding trade payables incurred in the Ordinary Course);

(ii) all liabilities relating to Proceedings to the extent (A) recognized as liabilities on the balance sheet in the Seller Financial Information in accordance with IFRS net of any court deposits, whether such recognition is based on management's best estimate or on a final court decision, and (B) such liabilities are not the subject of the Specified Indemnities Agreement;

(iii) all accrued but unpaid interest payable with respect to Indebtedness, to the extent not included in Closing Working Capital;

(iv) guarantees solely in respect of any Indebtedness of any third party (other than another Seller Subsidiary), without duplication, in each case only to the extent such underlying Indebtedness is included in the calculation of Indebtedness and to the extent such guarantee remains outstanding as of the Closing;

(v) reimbursement obligations relating to drawn letters of credit or drawn bonds;

(vi) any (A) deferred or unpaid purchase price obligations (i) arising from the acquisition of equity interests or material assets to the extent such obligations are not included in Closing Working Capital or (ii) relating to any property, goods, businesses, assets, equipment; and (B) services or purchase price settlement (including any liabilities in respect of any holdback, earn-out, performance bonus, note or contingent or fixed payment obligation arising out of any prior acquisition or business combination but excluding, in each case, accounts payable included in the calculation of Closing Working Capital);

(vii) any income Taxes that are assessed, owed and payable (net of any installments paid) excluding deferred Tax liabilities;

(viii) any transaction bonuses, change-of-control payments, retention payments or other accelerated compensation (including equity-based compensation such as without limitation restricted stock units), in each case payable solely as a result of the transactions contemplated by this Agreement (without the occurrence of any additional event such as termination of employment and for greater certainty excluding any amounts payable only upon a subsequent termination of employment), together with any employer-side Taxes arising in respect of such amounts, but only to the extent such amounts are not accrued as current liabilities in Closing Working Capital or otherwise to be paid by the Parent Company or are an Affiliate thereof that is not a Seller Subsidiary;

(ix) all obligations evidenced by notes, bonds, debentures or other similar funded debt instruments (whether or not convertible) or arising under indentures, including, in each case, accrued but unpaid interest thereon and to the extent not included in Closing Working Capital;

(x) any third-party transaction expenses directly related to the transactions contemplated in this Agreement, including all expenses, fees, costs and charges incurred or otherwise payable by or on behalf of the Seller Subsidiaries in connection with any sale process or the preparation, negotiation, execution and delivery of this Agreement and the consummation of Closing and all associated legal counsel, accountant, consulting, investment banker, data room provider and other professional and advisor fees and expenses that are unpaid as of the Closing, are not contingent and are not accrued as current liabilities in Closing Working Capital;

(xi) any Intercompany Debt due to the Seller or its Affiliates that are not Seller Subsidiaries, by any Seller Subsidiary, net of any Outstanding Intercompany  Receivables owing by the Seller or any of its Affiliates (other than Seller Subsidiaries) to such Seller Subsidiary, but only to the extent such amounts are not settled, waived or capitalized prior to the Closing;

(xii) any liabilities or other obligations to any equity holder, including any declared but unpaid dividends;

(xiii) any liabilities or other obligations secured by a lien on any asset or property of the Seller Subsidiaries that will not be discharged prior to or in connection with Closing, excluding Permitted Encumbrances; and

(xiv) the Indebtedness listed in Section (xiv) of Section 4.11 of the Seller Disclosure Letter.

For the avoidance of doubt, "Indebtedness" shall not include (i) the Existing Financial Assurances, (ii) obligations under leases (as defined under IFRS), including the leases set out on Section 4.15(b) of the Seller Disclosure Letter, (iii) current liabilities included in the determination of the Closing Working Capital, (iv) intercompany indebtedness among or between the Seller Subsidiaries or (v) liabilities for ongoing Proceedings that are the subject of the Specified Indemnities Agreement. As of the date hereof, the Indebtedness is set out in Section 4.11 of the Seller Disclosure Letter;

(cccc) "Indemnified Party" has the meaning set out in Section 8.5(a);

(dddd) "Indemnifying Party" has the meaning set out in Section 8.5(a);

(eeee) "Indemnity Cap" means the amount equal to (i) [Redacted - Commercially Sensitive Information], plus (ii) an amount equal to [Redacted - Commercially Sensitive Information] percent ([Redacted - Commercially Sensitive Information]) of the CC Payment Amount paid to the Seller by the Buyer pursuant to Section 2.11, if applicable;

(ffff) "Independent Accounting Expert" means Alvarez & Marsal Holdings, LLC;

(gggg) "Insolvency Laws" means, to the extent applicable:

(i) the Bankruptcy and Insolvency Act (Canada);

(ii) the Companies' Creditors Arrangement Act (Canada);

(iii) the Winding-up and Restructuring Act (Canada);

(iv) the Brazilian Federal Bankruptcy and Judicial and Extra-Judicial Recovery Law No. 11.101/2005, as amended; and

(v) any other applicable similar federal, provincial, state, local or foreign bankruptcy or insolvency law;

(hhhh) "Intercompany Debt" means any indebtedness of each of the Seller Subsidiaries that is owing to the Seller or an Affiliate of the Seller that is not a Seller Subsidiary;

(iiii) "Interested Party" means one or more of the Seller, any Affiliate of the Seller (other than the Seller Subsidiaries), or any officer, director, Employee of the Seller or any such Affiliate of the Seller, or any person in which any of such persons has or has had a Controlling interest;

(jjjj) "Interim Period" means the period commencing upon the execution of this Agreement and ending at the Time of Closing;

(kkkk) "Key Employee" means each employee of the Seller Subsidiaries listed in Section 4.29(e) of the Seller Disclosure Letter;

(llll) "Key Regulatory Approvals" means, collectively, (a) the CADE Clearance; (b) any PRC Approvals, and (c) any additional approvals of a Governmental Authority that the Parties mutually agree in writing after the Effective Date are required by applicable Law for completion of the transactions contemplated hereby;

(mmmm) "LatAm Financial Information" means the unaudited internal financial information of the LatAm Group comprised of the consolidated trial balance of LatAm Holdings in respect of the fiscal period ended December 31, 2024 and September 30, 2025, attached as Section 4.9 of the Seller Disclosure Letter;

(nnnn) "LatAm Group" means, collectively, LatAm Holdings and each of the subsidiaries wholly owned, directly or indirectly, by LatAm Holdings, being Leagold Bahia Complex Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) existing under the laws of the Netherlands, Santa Luz Desenvolvimento Mineral Ltda., a company with existing under the laws of Brazil; Leagold RDM Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) existing under the laws of the Netherlands, and Mineração Riacho dos Machados Ltda., a company existing under the laws of Brazil;

(oooo) "LatAm Holdings" means Leagold LatAm Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) existing under the laws of the Netherlands;

(pppp) "LatAm Holdings Deed of Transfer" means the notarial deed of transfer to be executed before the Dutch Notary, pursuant to which the Purchased Shares of LatAm Holdings will transfer from the Seller to the Buyer, in the customary form to be agreed by the Buyer and the Seller;

(qqqq) "LatAm Subsidiary Shares" has the meaning set out in Section 4.6(a)(iii);

(rrrr) "Laws" means international, national, provincial, state, municipal and local laws (including common and civil law), treaties, statutes, codes, ordinances, judgements, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, or other requirements enacted, adopted, promulgated or applied by any Governmental Authority in each case having the force of law, and the term "applicable" with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or its or their business, undertaking, property or securities that were in force at the applicable time;

(ssss) "Leased Real Property" has the meaning set out in Section 4.15(b);

(tttt) "Loss" or "Losses" means all direct losses, damages, fines liabilities, deficiencies, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement) that are actually incurred or suffered by an Indemnified Party as an actual disbursement of funds; provided that "Loss" and "Losses" shall not include any indirect losses, punitive, exemplary, moral, special or incidental damages of any kind or nature, lost profits, loss of goodwill or loss of opportunity, except to the extent awarded in connection with a Third Party Claim;

(uuuu) "Luna" means Luna Gold Corp., a company existing under the federal laws of Canada;

(vvvv) "Luna Financial Information" means the unaudited internal financial information of the Luna Group comprised of the trial balance of Luna in respect of the fiscal period ended December 31, 2024 and September 30, 2025, attached as Section 4.9 of the Seller Disclosure Letter;

(wwww) "Luna Group" means, collectively, Luna, Aurizona Goldfields, and each of the subsidiaries wholly owned, directly or indirectly by Aurizona Goldfields, being Luna Gold Pesquisa Mineral Ltda., a company existing under the laws of Brazil, Luna Gold Investimentos Minerais Ltda., a company existing under the laws of Brazil, Luna Gold Participaçoes Ltda., a company existing under the laws of Brazil, and Mineração Aurizona S.A., a company existing under the laws of Brazil;

(xxxx) "Luna Subsidiary Shares" has the meaning set out in Section 4.6(a)(iii);

(yyyy) "Marketing Agreements" means marketing agreements, sales agency agreements, offtake agreements, refining agreements, streaming agreements, including royalty agreements with Affiliates that are not Seller Subsidiaries and other intercompany arrangements, or similar agreements or binding arrangements for the sale of mineral products (excluding any royalty agreements with non-Affiliates of the Seller Subsidiaries that are in force as of the Effective Date);

(zzzz) "material" means of such a nature or amount as would reasonably be regarded as significant in relation to the business of a person or in relation to the capital, prospects, condition (financial or otherwise) or results of operation of such person;

(aaaaa) "Material Adverse Change" means any state of facts, change, effect, circumstance or event that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to or on: (i) the business, properties, assets, financial condition or results of Operations of the Seller Subsidiaries, taken as whole, or (ii) the ability of the Seller to consummate the transactions contemplated hereby; provided, however, that no change, effect, circumstance or event, arising from or relating to any of the following, shall be deemed to constitute a Material Adverse Change of the Seller Subsidiaries, or shall be taken into account in determining whether a Material Adverse Change has occurred: (i) any change or condition generally affecting the mining industry as a whole; (ii) the state of the securities, credit, banking, capital or commodity markets in general, including any fluctuation, disruption or change in stock markets, interest rates, inflation, exchange rates, or other financial, securities or economic conditions, whether local, domestic or international; (iii) any change in the price of gold or silver or in the demand thereof; (iv) any change relating to the rate at which any currency can be exchanged for any other currency; (v) general political, economic or financial conditions, including in Canada, the United States of America or Brazil; (vi) any adoption, implementation, change or proposed change in applicable Laws or IFRS (or in any interpretation of applicable Laws or IFRS), including any change in Tax Laws, royalty regimes, financial reporting standards or accounting principles; (vii) any natural disaster, terrorist attack, armed hostilities, military conflicts, or any governmental response to any of the foregoing; (viii) the announcement of the execution of this Agreement or the implementation of any of the transactions contemplated herein, including any adverse effect resulting from any communication by the Buyer regarding its plans or intentions with respect to the Business; (ix) any disease outbreaks, pandemic, epidemic or similar health situation; (x) any strike, lockout or other industrial action with industry-wide impact, (xi) any matter disclosed in the Seller Disclosure Letter or in this Agreement; or (xii) any change, effect, circumstance or event agreed to, or consented to in writing by the Buyer, as applicable; except in the case of clauses (i), (iii), (iv), (v), (vi), (vii), (ix), or (x) where such change, effect, circumstance or event has a materially disproportionate impact on the Seller Subsidiaries and the Business, taken as a whole, relative to other mining companies operating in the same jurisdiction;

(bbbbb) "Material Contract" means any Contract of a Seller Subsidiary:

(i) which, if terminated or modified or if it ceased to be in effect, would result in a Material Adverse Change;

(ii) that has annual payment obligations that are in excess of [Redacted - Commercially Sensitive Information];

(iii) that relates to Indebtedness (other than Indebtedness relating to the RCF Credit Agreement) with an outstanding principal amount in excess of [Redacted - Commercially Sensitive Information], whether incurred, assumed, guaranteed, loaned, advanced to any third party, or secured by any asset;

(iv) that relates to the acquisition or disposition of a material business or asset other than in the Ordinary Course;

(v) that is a lease, sublease, license or right of way necessary to access the Mining Rights for Operations;

(vi) that is (i) a lease other than one described in (v) above and (ii) has annual payments in excess of [Redacted - Commercially Sensitive Information];

(vii) that is any joint venture or partnership agreement material to the Aurizona Mine Business, the Fazenda Mine Business, the Santa Luz Mine Business, or the Riacho Mine Business;

(viii) that materially limits or restricts the Seller Subsidiaries from engaging in any line of business, in any geographic area or with any other person, or from engaging in any merger, consolidation or other business combination;

(ix) that is a shareholders agreement, registration rights agreement, voting trust, proxy or similar agreement, arrangement or commitment with respect to any Equity Securities of a Seller Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any Equity Securities of a Seller Subsidiary;

(x) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement or similar agreement granting any right to any person in respect of mineral production from the Aurizona Mine, the Fazenda Mine, the Santa Luz Mine and the Riacho Mine;

(xi) providing for indemnification by a Seller Subsidiary of another person, other than (i) indemnities that are customary in Contracts for goods, services, construction, maintenance, transportation, logistics, or other operational arrangements entered into in the Ordinary Course, and (ii) customary Contracts with directors, officers of a Seller Subsidiary, in their capacity as such, or Contracts that provide for indemnification obligations of less than [Redacted - Commercially Sensitive Information];

(xii) that is an agreement with a Governmental Authority material to the Business, taken as a whole, other than permits, licences and Mining Rights;

(xiii) that is an interest rate, currency, equity or commodity swap, hedge, derivative, forward sales contract or similar financial instrument;

(xiv) between a Seller Subsidiary and any Interested Party, that is material to the Business, taken a whole, that will remain in effect on the Closing;

(xv) that is a Collective Agreement;

(xvi) that is an agreement that creates an exclusive dealing arrangement (including exclusive sales, agency or distribution agreements) or grants any person a right of first offer or right of first refusal with respect to any material asset or business of any Seller Subsidiary; and

(xvii) that is an agreement under which a change of control of any Seller Subsidiary, or the consummation of the transactions contemplated by this Agreement, would trigger any payment, acceleration, termination, or other material obligation in excess of [Redacted - Commercially Sensitive Information].

(ccccc) "Material Suppliers" has the meaning set out in Section 4.18;

(ddddd) "Measurement Time" means immediately prior to Closing on the Closing Date;

(eeeee) "Mine Assets" means the Mining Rights, the Owned Real Property, the Leased Real Property, the Personal Property, the Facilities, marketable metal bearing material in whatever form or state (including gold) that is mined, produced, extracted or otherwise recovered from the Mining Rights and all other present and after-acquired real or personal property, used or acquired for use by the Owners in connection with the Operations;

(fffff) "Mine Plans" means collectively, the mine plans for the Aurizona Mine, the Fazenda Mine, the Santa Luz Mine, and the Riacho Mine set out in Section 1.1(fffff) of the Seller Disclosure Letter;

(ggggg) "Minimum Loss Amount" means the sum of [Redacted - Commercially Sensitive Information];

(hhhhh) "Mining Law" means all applicable legislation relating to the exploitation and use of mineral resources, including exploration, mining, mine development, processing, transportation and marketing of ores and the use and disposal of waste and tailings, including the Brazilian Mining Code (Decree-law No. 227/1967, as amended), the regulations to the Brazilian Mining Code (Decree No. 9.406/2017) and all regulations issued by the ANM and MME, as well as other special legislation on the subject as applicable;

(iiiii) "Mining Rights" has the meaning set out in Section 4.13(a);

(jjjjj) "MME" means the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia);

(kkkkk) "Money Laundering Laws" has the meaning set out in Section 4.35(d);

(lllll) "NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

(mmmmm) "Notice of Claim" has the meaning set out in Section 8.5(a);

(nnnnn) "Objection Notice" has the meaning set out in Section 2.4(c);

(ooooo) "Objection Period" has the meaning set out in Section 2.4(c);

(ppppp) "OFAC" means the U.S. Department of the Treasury's Office of Foreign Assets Control;

(qqqqq) "Operations" means all activities of whatever kind or nature conducted in connection with the operation of a person's business, provided that in the case of the Seller, it means the Aurizona Mine Business, the Fazenda Mine Business, the Santa Luz Mine Business and the Riacho Mine Business;

(rrrrr) "Order" means orders, injunctions, judgments, decisions, administrative complaints, rulings, awards, writs, decrees, assessments, directions, instructions, penalties, or sanctions issued, filed, or imposed by any court Governmental Authority or arbitrator;

(sssss) "Ordinary Course" means, with respect to an action by any person, the ordinary and usual course of day-to-day operations of the business, consistent with past practice, and similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other persons that are in the same line of business, and does not include any action or omission that is outside the normal, regular, and customary operations of the business as conducted prior to the Effective Date and includes the items listed in Section 1.1(sssss) of the Seller Disclosure Letter;

(ttttt) "Outside Date" means three (3) months after the Effective Date, or such other date as the Seller and the Buyer may agree upon in writing, provided that (i) if CADE Clearance has not been received by the date that is three (3) months after the Effective Date and (ii) if all other conditions precedent set forth in Sections 7.1, 7.2 and 7.3 of this Agreement have been satisfied or waived (other than those conditions that are only capable of being satisfied or waived at the Time of Closing), the "Outside Date" shall automatically be extended to the date that is the earlier of (x) ten (10) Business Days after CADE Clearance is received and (y) six (6) months after the Effective Date;

(uuuuu) "Outstanding Intercompany Receivables" has the meaning set out in Section 2.6(a);

(vvvvv) "Owned Real Property" has the meaning set out in Section 4.15(a);

(wwwww) "Owners" means, collectively: (i) Mineração Aurizona S.A., a company existing under the laws of Brazil, and owner of the Aurizona Mine; (ii) Santa Luz Desenvolvimento Mineral Ltda., a company existing under the law of Brazil, and owner of the Santa Luz Mine and the Fazenda Mine, as successor by merger of Fazenda Brasileiro Desenvolvimento Mineral Ltda.; and (iii) Mineração Riacho dos Machados Ltda., a company existing under the law of Brazil, and owner of the Riacho Mine;

(xxxxx) "Parent Company" has the meaning set out in the preamble to this Agreement;

(yyyyy) "Parties" means collectively the Seller, the Parent Company, and the Buyer and "Party" means a party to this Agreement;

(zzzzz) "Permits" means all permits, licenses, leases, registrations, qualifications, certifications and other approvals required under applicable Laws from a Governmental Authority;

(aaaaaa) "Permitted Encumbrances" means: (i) any inchoate right, lien or interest of a Governmental Authority; (ii) Encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in the Seller Financial Information; (iii) royalties; (iv) statutory Encumbrances in favour of municipalities or public utilities; (v) Encumbrances for leases, licenses or similar agreements entered into in the Ordinary Course; (vi) other minor imperfections of title which do not impair, detract from the value of or impair the use of the property; and (vii) prior to the Time of Closing, the Encumbrances listed in Part A and Part B of Section 1.1(aaaaaa) of the Seller Disclosure Letter; and (viii) as of and after the Time of Closing, the Encumbrances listed in Part B of Section 1.1(aaaaaa) of the Seller Disclosure Letter;

(bbbbbb) "person" means and includes any individual, corporation or other body corporate, partnership, limited liability company, unlimited liability company, firm, trustee, trust or unincorporated association, joint venture, syndicate, sole proprietorship, other form of business enterprise, executor, administrator or other legal representatives, regulatory body or agency or Governmental Authority, however designated or constituted, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(cccccc) "Personal Information" means any information relating to an identified or identifiable individual;

(dddddd) "Personal Property" has the meaning set out in Section 4.15(c);

(eeeeee) "Post-Closing Reorganization" means those transactions described in Section 1.1(eeeeee) of the Buyer Disclosure Letter;

(ffffff) "Post-Closing Reorganization Assistance" means the steps and actions set forth in Section 1.1(ffffff) of the Buyer Disclosure Letter;

(gggggg) "PRC" means the People's Republic of China;

(hhhhhh) "PRC Approvals" means any approvals required to be obtained from or completed with the PRC's National Development and Reform Commission and any report required to be filed with the PRC's Ministry of Commerce in relation to the transactions contemplated by this Agreement;

(iiiiii) "Pre-Closing Reorganization" means those transactions described in Section 1.1(iiiiii) of the Seller Disclosure Letter;

(jjjjjj) "Pre-Closing Tax Period" means a taxation year or other fiscal period that begins before and ends on or before the Closing Date;

(kkkkkk) "Pre-Closing Taxes" means any Taxes of any of the Seller Subsidiaries for any Pre-Closing Tax Period or the portion of any Straddle Period ending immediately prior to the Time of Closing (as determined under Section 6.1(a));

(llllll) "Preliminary Compulsory Payment Amount" has the meaning set out in Section 6.2(e);

(mmmmmm) "Proceeding" means any investigations (including any audit or examination), action, claim, suit, demand, lawsuit, assessment, hearing, arbitration, judgment, award, decree, Order, injunction, prosecution or other similar proceeding by or before any person;

(nnnnnn) "Produced Gold" means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Aurizona Mine, the Fazenda Mine, the Santa Luz Mine or the Riacho Mine, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Aurizona Mine, the Fazenda Mine, the Santa Luz Mine or the Riacho Mine, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals, including concentrates and dore bars;

(oooooo) "Prohibited Property" means any property (i) more than 10% of the fair market value of which is, at any time, wholly or partly attributable to the fair market value of any of the property or properties owned by Luna or Aurizona Goldfields on the Closing Date, (ii) the fair market value of which is, at any time, determined primarily by reference to the fair market value of any of the property or properties owned by Luna or Aurizona Goldfields on the Closing Date, or proceeds of disposition therefrom (but does not include money);

(pppppp) "Proposed CC Payment Amount" has the meaning set out in Section 2.11(b);

(qqqqqq) "Purchase Price" has the meaning set out in Section 2.2;

(rrrrrr) "Purchased Shares" means all of the issued and outstanding Equity Securities of each of Luna and LatAm Holdings, as described in Section 4.6(a) and as set forth in Section 4.6(d) of the Seller Disclosure Letter;

(ssssss) "RCF Credit Agreement" means the fifth amended and restated credit agreement dated July 31, 2025 among, inter alios, the Parent Company, Solius Acquireco Inc. and the Seller, as borrowers, the Bank of Nova Scotia, as administrative agent, and the lenders from time to time party thereto;

(tttttt) "Release", when used as a verb, includes release, spill, leak, emit, deposit, discharge, pump, pour, inject or dispose of into the environment or any other similar act, however defined in applicable Environmental Laws, and the term "Release" when used as a noun has a correlative meaning;

(uuuuuu) "Restricted Cash" means cash in trust accounts, escrow or similar accounts or cash otherwise subject to any legal or contractual restriction on the ability to freely transfer or use such cash for any lawful purposes in each case, of the Seller Subsidiaries, provided that (i) such balances shall only be considered as Restricted Cash to the extent that all liabilities directly applicable to such Restricted Cash are excluded from Closing Working Capital and Closing Indebtedness, and (ii) only the portion of such cash that is actually so restricted shall be considered Restricted Cash (and no others); and for greater certainty, ordinary-course internal cash policies, and treasury reserves do not constitute Restricted Cash;

(vvvvvv) "Restricted Persons" means, in respect of the Seller, any person (including any corporation, partnership or trust) with whom the Seller does not deal at arm's length (within the meaning of the Tax Act);

(wwwwww) "Riacho Mine" means the operating open-pit gold mine known as the Riacho dos Machados Mine, located in Minas Gerais, Brazil, owned by Mineração Riacho dos Machados Ltda., comprised of the Mining Rights, the Owned Real Property, the Leased Real Property and the Facilities as more particularly described in Section 4.13(a) of the Seller Disclosure Letter;

(xxxxxx) "Riacho Mine Business" means the mining, extracting, producing, processing, handling, storing, milling, selling and other processing operations of the Riacho Mine, and the planning, exploration, development and expansion operations and any other Operations relating to the Riacho Mine, all as currently conducted by LatAm Holdings, directly or indirectly, at or relating to the Riacho Mine;

(yyyyyy) "Riacho Technical Report" means the technical report publicly filed by the Parent Company with respect to the Riacho Mine, entitled "Technical Report on the Riacho dos Machados Mine, Minas Gerais, Brazil", dated October 22, 2021 and effective December 31, 2020;

(zzzzzz) "Sanctioned Entity" means (i) a country, region, territory or a government of a country that is subject to a comprehensive country sanctions program administered and enforced by OFAC or under Sanctions (and for all such countries, this shall also include any agency of the government of such country or an organization directly or indirectly controlled by such country or its government); and (ii) a person resident in or determined to be resident in a country, region, or territory described in clause (i);

(aaaaaaa) "Sanctioned Person" means, at any time, (a) any person listed in any sanctions-related list of designated persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, or His Majesty's Treasury of the United Kingdom, (b) any person organized under the laws of or located or resident in a Sanctioned Entity, (c) any person owned or controlled by any such person or persons described in the foregoing clause (a) or (b);

(bbbbbbb) "Sanctions" means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state, or His Majesty's Treasury of the United Kingdom;

(ccccccc) "Santa Luz Mine" means the operating open-pit gold mine with resin-in-leach processing known as the Santa Luz Gold Mine, located in the Bahia Complex, Bahia, Brazil, owned by Santa Luz Desenvolvimento Mineral Ltda, comprised of the Mining Rights, the Owned Real Property, the Leased Real Property and the Facilities as more particularly described in Section 4.13(a) of the Seller Disclosure Letter;

(ddddddd) "Santa Luz Mine Business" means the mining, extracting, producing, processing, handling, storing, milling, selling and other processing operations of the Santa Luz Mine, and the planning, exploration, development and expansion operations and any other Operations relating to the Santa Luz Mine, all as currently conducted by LatAm Holdings, directly or indirectly, at or relating to the Santa Luz Mine;

(eeeeeee) "Santa Luz Technical Report" means the technical report publicly filed by the Parent Company with respect to the Santa Luz Mine, entitled "NI 43-101 Technical Report on the Santa Luz Project, Bahia State, Brazil", dated November 30, 2020 and effective June 30, 2020;

(fffffff) "Seller" has the meaning set out in the preamble to this Agreement;

(ggggggg) "Seller Consents" means the consents, approvals, orders, authorizations, declarations and filings set out in Section 1.1(ggggggg) of the Seller Disclosure Letter;

(hhhhhhh) "Seller Disclosure Letter" means the Seller disclosure letter dated the Effective Date executed by the Seller and delivered to the Buyer in connection with the execution of this Agreement;

(iiiiiii) "Seller Financial Information" means the LatAm Financial Information and the Luna Financial Information;

(jjjjjjj) "Seller Fundamental Representations" means the Seller's representations and warranties in Sections 4.1, 4.3, 4.6, 4.35 and 4.38;

(kkkkkkk) "Seller Guaranteed Obligations" has the meaning set out in Section 3.24;

(lllllll) "Seller Refund" has the meaning set out in Section 6.5;

(mmmmmmm) "Seller Retained Businesses" means all business of the Parent Company, other than the Business;

(nnnnnnn) "Seller Subsidiaries" means (a) Luna; (b) LatAm Holdings (c) Aurizona Goldfields; (d) each of the subsidiaries wholly owned, directly or indirectly, by LatAm Holdings, being Leagold Bahia Complex Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) existing under the laws of the Netherlands, Santa Luz Desenvolvimento Mineral Ltda., a company existing under the laws of Brazil; Leagold RDM Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) existing under the laws of the Netherlands, and Mineração Riacho dos Machados Ltda., a company existing under the laws of Brazil; and (e) each of the subsidiaries wholly owned, directly or indirectly by Aurizona Goldfields, being Luna Gold Pesquisa Mineral Ltda., a company existing under the laws of Brazil, Luna Gold Investimentos Minerais Ltda., a company existing under the laws of Brazil, Luna Gold Participaçoes Ltda., a company existing under the laws of Brazil, and Mineração Aurizona S.A., a company existing under the laws of Brazil, and "Seller Subsidiary" means any one of such entities;

(ooooooo) "Seller Subsidiaries Intellectual Property" means that certain patent application entitled PCT patent application number PCT/IB2023/059095;

(ppppppp) "Settlement Period" has the meaning set out in Section 2.6(a);

(qqqqqqq) "Specified Indemnities" has the meaning ascribed to such term in the Specified Indemnities Agreement;

(rrrrrrr) "Specified Indemnities Agreement" means the indemnity agreement in the form set forth in Section 1.1(rrrrrrr) of the Seller Disclosure Letter;

(sssssss) "Specified Taxes" has the meaning ascribed to such term in the Specified Indemnities Agreement;

(ttttttt) "Straddle Period" means a taxation year or fiscal period that commences prior to the Closing Date and ends following the Closing Date;

(uuuuuuu) "Stub Period Return" has the meaning set out in Section 6.1(a);

(vvvvvvv) "Surplus Amount" has the meaning set out in Section 2.5(b);

(wwwwwww) "Target Working Capital" means [Redacted - Commercially Sensitive Information];

(xxxxxxx) "Tax" or "Taxes" means all foreign, federal, national, provincial, territorial, state, city or municipal taxes, levies, duties, assessments, reassessments, contributions, and other charges of any nature whatsoever, including income tax, profits tax, capital gains tax, gross receipts tax, corporation tax, mining tax, royalties, sales and use tax, wage tax, payroll tax, workers' compensation levy, capital tax, stamp duty, real and personal property tax, land transfer tax, customs or excise duty, excise tax, turnover or value added tax on goods sold or services rendered, goods and services tax, withholding tax, social security, government pension plan and employment insurance charges or retirement contributions taxes imposed or levied on the use and exploitation of public domain natural resources or for public services; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer or gains taxes; license, registration and documentation fees; customs duties, tariffs and similar charges; and all other taxes of any kind for which the Seller, the Seller Subsidiaries or the Buyer may have any liability imposed by any Governmental Authority, whether disputed or not, and any charges, interest or penalties imposed by any Governmental Authority in connection therewith and any interest, penalties or other additions to tax;

(yyyyyyy) "Tax Act" means the Income Tax Act (Canada);

(zzzzzzz) "Tax Contest" has the meaning set out in Section 6.2(b);

(aaaaaaaa) "Tax Matters" has the meaning set out in Section 6.3;

(bbbbbbbb) "Tax Notice" has the meaning set out in Section 6.2(b);

(cccccccc) "Tax Returns" means all returns, reports, declarations, elections, notices, filings, claims for refunds, forms, information returns and statements (whether in tangible, electronic or other form) in respect of Taxes that are filed or required to be filed with any applicable Governmental Authority, including all amendments, schedules, attachments or supplements thereto;

(dddddddd) "Technical Reports" means the Aurizona Technical Report, the Fazenda Technical Report, the Santa Luz Technical Report and the Riacho Technical Report;

(eeeeeeee) "Third Party" has the meaning set out in Section 8.9(c);

(ffffffff) "Third Party Claim" has the meaning set out in Section 8.5(a);

(gggggggg) "Time of Closing" means 5:00 am (Vancouver time) on the Closing Date or such other time on the Closing Date as may be agreed to in writing by the Seller and the Buyer;

(hhhhhhhh) "Transaction Agreements" means this Agreement and the Specified Indemnities Agreement; and

(iiiiiiii) "Transitional Services Agreements" has the meaning ascribed to that term in Section 3.19.

1.2 Rules of Construction

In this Agreement:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b) references to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c) the division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(e) unless otherwise indicated, any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(f) the words "include", "includes" and "including" mean "include", "includes" or "including", in each case, "without limitation";

(g) the word "or" includes "and/or";

(h) reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(i) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j) whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

1.3 Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars.

1.4 Time of Essence

Time shall be of the essence of this Agreement.

1.5 Knowledge

References in this Agreement to; (a) "the knowledge of the Seller" means the actual knowledge of Peter Hardie, Chief Financial Officer, Daniella Dimitrov, Executive Vice President, Sustainability, People & Strategy and of Anstruther Bradley, Senior Vice President Operations Brazil, of the Parent Company, in each case after making diligent inquiry to inform themselves as to the relevant matters; and (b) "the knowledge of the Buyer" means the actual knowledge of Liu Jianfeng, Director and Liu Jing, Group Treasurer, of the Buyer, in each case after making diligent inquiry to inform themselves as to the relevant matters; but, in each case, without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry office or system.

1.6 Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule "A" - Accounting Principles and example of Closing Working Capital calculation

Schedule "B" - Purchase Price Allocation

ARTICLE 2
TRANSFER OF PURCHASED SHARES AND CLOSING ARRANGEMENTS

2.1 Transfer of Purchased Shares

Subject to the terms and conditions hereof, the Seller hereby agrees to sell, and at the Time of Closing to transfer to the Buyer and AcquireCo (or any permitted assignee pursuant to Section 10.8) and the Buyer and AcquireCo (or any permitted assignee pursuant to Section 10.8) hereby agree to purchase, and at the Time of Closing to receive the transfer of, the Purchased Shares (in the case of the Buyer, of LatAm Holdings and in the case of AcquireCo, of Luna) from the Seller, free and clear of all Encumbrances; and together with all rights attached to them.

2.2 Purchase Price

Subject to any necessary adjustments required under Section 2.5 and the payment of any CC Payment Amount in accordance with Section 2.11, if applicable, the purchase price (the "Purchase Price") for the Purchased Shares shall be satisfied at the Time of Closing by the Buyer delivering to the Seller by wire transfer of immediately available funds to an account designated by the Seller, the amount equal to:

(a) $900,000,000.00; plus

(b) the Estimated Closing Cash; minus

(c) the Estimated Closing Indebtedness; plus

(d) any amount by which Estimated Closing Working Capital exceeds Target Working Capital; minus

(e) any amount by which Target Working Capital exceeds Estimated Closing Working Capital,

(the "Estimated Cash Consideration").

2.3 Allocation of Purchase Price

The Parties agree that the Purchase Price shall be allocated among the Purchased Shares in the manner set forth in Schedule "B". Any adjustments to the Purchase Price pursuant to this Agreement shall be allocated as follows:

(a) to Purchased Shares that are shares of Luna, to the extent the adjustment is with respect to Luna or any subsidiary wholly owned, directly or indirectly by Luna;

(b) to Purchased Shares that are shares of LatAm Holdings, to the extent that the adjustment is with respect to LatAm Holdings or any subsidiary wholly owned, directly or indirectly, by LatAm Holdings; and

(c) on a pro rata basis between the Purchased Shares based on the allocation of the Purchase Price as reflected in Schedule "B" to the extent the adjustment is not specifically allocable to the Purchased Shares that are shares of Luna or the Purchased Shares that are shares of LatAm Holdings, as set out in paragraphs (a) and (b) above.

The Buyer, AcquireCo and the Seller shall report an allocation of the Purchase Price among the Purchased Shares in a manner entirely consistent with Schedule "B" and shall not take any position inconsistent therewith in the filing of any Tax Returns or subject to applicable Law, in the course of any audit by any Governmental Authority, Tax review or Tax proceeding relating to any Tax Returns.

2.4 Estimates and Closing Statement

(a) No less than five (5) Business Days prior to Closing, the Seller shall deliver to the Buyer a good faith estimate of (i) the Closing Working Capital (the "Estimated Closing Working Capital"), (ii) the Closing Cash (the "Estimated Closing Cash"), and (iii) the Closing Indebtedness (the "Estimated Closing Indebtedness" and together with the Estimated Closing Working Capital and the Estimated Closing Cash, the "Estimates"). The Estimates (including each component thereof) shall be prepared in accordance with the Accounting Principles and provided together with copies of the working papers of the Seller for the most recently completed quarter-end and any supporting documentation in respect of the foregoing that the Buyer, acting reasonably, requests, and shall be prepared in the same format as set out in the illustrative calculation in Part B of Schedule "A". The Seller shall provide the Buyer with a reasonable opportunity to review and provide good faith comments on a draft of the Estimates before the final version is delivered. Additionally, if there are any disagreements on the Estimates provided, the Seller and the Buyer shall attempt in good faith to resolve any such disagreements prior to the Closing and shall revise the Estimates to reflect any mutually agreed upon revisions; provided that if any such disagreement cannot be resolved prior to the Closing, the applicable amounts set forth in the Estimates delivered by the Seller (adjusted to the extent mutually agreed by the Parties) shall apply and any such disagreements shall be resolved in accordance with Section 2.4(d).

(b) No later than 90 days after the Closing Date, the Buyer shall prepare, or cause to be prepared and delivered to the Seller a statement (the "Closing Statement") setting forth the Closing Working Capital, the Closing Cash, the Closing Indebtedness, and on the basis of the foregoing calculations, a calculation of the Actual Cash Consideration, all of which shall be prepared in accordance with the Accounting Principles and provided together with copies of the working papers of the Buyer used in their preparation and any supporting documentation in respect of the foregoing that the Seller, acting reasonably, requests, and shall be prepared in the same format as set out in the illustrative calculation in Part B of Schedule "A". The Buyer shall afford to the Seller and any accountants, counsel or financial advisers retained by the Seller, at reasonable times and upon reasonable notice, such access to the Books and Records of the Seller Subsidiaries (subject to the execution of any customary access letters) regarding the calculations included in the Closing Statement as the Seller reasonably requests in connection with the Seller's review of the Closing Statement and the calculations set forth therein.

(c) On or prior to the 45th Business Day after receipt by the Seller of the Closing Statement and supporting calculations (such 45-Business Day period, as may be extended pursuant to this Section 2.4(c) or by agreement between the Buyer and the Seller, the "Objection Period"), the Seller may deliver a written notice (the "Objection Notice") to the Buyer stating the Seller's good faith objections, if any, to the Closing Statement; provided that, if the Buyer does not provide reasonable access to the records and individuals responsible for the preparation of the Closing Statement as reasonably requested by the Seller or its representatives pursuant to Section 2.4(a) for the Seller to prepare an Objection Notice and for submission of such Objection Notice to the Independent Accounting Expert pursuant to Section 2.4(d), within five (5) Business Days after request therefor (provided such request is made before the 45th Business Day of the Objection Period), the Objection Period shall be extended by one day for each additional day that such access is not provided. Any Objection Notice shall detail the specific line items of the Closing Statement being disputed and the dollar amount and nature of any objection and the basis therefor. Any item not specifically disputed by the Seller in the Objection Notice shall be deemed final, binding and conclusive for all purposes hereunder. Unless the Seller delivers an Objection Notice during the Objection Period, the Closing Statement shall be conclusive and binding upon the Parties for the purpose of determining the adjustment in Section 2.5.

(d) If the Seller delivers an Objection Notice during the Objection Period, then the Seller and the Buyer shall negotiate in good faith to resolve any dispute regarding the Closing Statement. If the Seller and the Buyer are unable to resolve all disputes regarding the Closing Statement on or prior to the 15th Business Day after the receipt of the Objection Notice by the Buyer (which resolution, for the avoidance of doubt, must be approved by the Seller and the Buyer in writing), then the Seller and the Buyer shall retain the Independent Accounting Expert to resolve the dispute as soon as practicable, and in any event within 15 Business Days of its appointment. If such Independent Accounting Expert is unable or unwilling to serve in such role, another independent nationally recognized accounting, valuation, dispute resolution or consulting firm shall be mutually selected by the Seller and the Buyer. The Independent Accounting Expert shall act as an expert, and not as an arbitrator, to determine, based solely on the written submissions of the Parties and the terms of this Agreement and not by independent investigation, only the specific items under dispute by the Parties. The Seller and the Buyer agree that all communications with or to the Independent Accounting Expert shall include the other Party and there shall be no ex parte communications with the Independent Accounting Expert with respect to any disputes to be resolved by the Independent Accounting Expert pursuant to this Section 2.4(d). The Independent Accounting Expert shall be instructed to render a written report as to the resolution of the dispute and the resulting computation of the Actual Cash Consideration in accordance with the Accounting Principles and definitions set forth herein. Such determination shall be based on written submissions by each of the Seller and the Buyer and their response submissions to the other Party's submission (as well as any questions that the Independent Accounting Expert may have for the Parties). The Independent Accounting Expert's determination shall, absent manifest error, be conclusive and binding upon the Parties, shall not be subject to appeal. In resolving any disputed item, the Independent Accounting Expert shall be bound by the provisions of this Section 2.3 and may not assign a value to any item greater than the greatest value for such item claimed by any Party or less than the smallest value for such item claimed by any Party.

(e) All fees, costs and expenses of the Independent Accounting Expert in resolving the disputes shall be allocated to and borne by the Seller and the Buyer based on the inverse proportion that the Independent Accounting Expert's determination (before such allocation) in favour of the Seller or the Buyer, as applicable, bears to the total amount of the total items in dispute as submitted to the Independent Accounting Expert. For example, should the items in dispute total an amount of $1,000 and the Independent Accounting Expert awards $600 in favour of the Seller's position, then 60% of the fees, costs and expenses of the Independent Accounting Expert would be borne by the Buyer and 40% of such fees, costs and expenses would be borne by the Seller.

2.5 Post-Closing Adjustment

After the Closing Statement is deemed to have been approved in accordance with Section 2.3:

(a) If the Actual Cash Consideration set forth in the Closing Statement is equal to the Estimated Cash Consideration, then no adjustment shall be made to the Purchase Price;

(b) If the Actual Cash Consideration set forth in the Closing Statement exceeds the Estimated Cash Consideration, the Purchase Price shall be increased by all of such amount (the "Surplus Amount") and the Buyer shall pay the Surplus Amount to the Seller within five (5) Business Days by wire transfer of immediately available funds to an account designated by the Seller; and

(c) If the Estimated Cash Consideration set forth in the Closing Statement exceeds the Actual Cash Consideration, the Purchase Price shall be decreased by all of such amount (the "Deficiency") and the Seller shall pay the Deficiency to the Buyer within five (5) Business Days by wire transfer of immediately available funds to an account designated by the Buyer.

2.6 Intercompany Receivables

(a) Notwithstanding the provisions of Section 2.4, the Parties acknowledge that intercompany receivables arising from marketing transactions among, on the one hand, the Seller and its Affiliates that are not Seller Subsidiaries and, on the other hand, any of the Seller Subsidiaries, and that occur within five (5) Business Days of the Closing Date may at the Time of Closing remain payable by the Seller or Affiliates thereof that are not Seller Subsidiaries to the Seller Subsidiaries (the "Outstanding Intercompany Receivables"). In such case, the Seller shall use its commercially reasonable efforts to cause such Outstanding Intercompany Receivables to be remitted to the applicable Seller Subsidiary no later than five (5) Business Days following Closing (the "Settlement Period"). Any Outstanding Intercompany Receivables that remain unpaid following the Settlement Period shall bear interest at a rate of 12% per annum, compounding monthly, until paid, measured and accruing from the Closing Date.

(b) If any Outstanding Intercompany Receivables (including any accrued interest as aforesaid) remain unpaid as of the date the Closing Statement is delivered, such Outstanding Intercompany Receivables (including any accrued interest), shall be deducted from the Purchase Price as a downward adjustment.

(c) This Section 2.6 shall be applied to avoid double counting and to maintain consistency with the Accounting Principles. Any dispute arising under this section shall be resolved in accordance with the post-closing adjustment dispute mechanism under Section 2.4(d).

2.7 Closing Date

Subject to compliance with the terms and conditions hereof, the transfer of the Purchased Shares shall be deemed to take effect as at the Time of Closing on the Closing Date or on such other date as the Seller on the one hand and the Buyer on the other hand, may mutually determine in writing, provided that the Closing Date shall occur no later than the Outside Date.

2.8 Place of Closing

The Closing shall take place electronically on the Closing Date, provided that the transfer of the Purchased Shares of LatAm Holdings shall take place at the offices of the Dutch Notary.

2.9 Delivery of Closing Documentation from the Seller in favour of the Buyer

At the Time of Closing (unless otherwise specified below), the Seller shall deliver or cause to be delivered to the Buyer and AcquireCo, as the case may be, or as otherwise directed below:

(a) a certificate of good standing (or equivalent document) for the Seller;

(b) a certidão simplificada issued by the Brazilian Board of Trade for each Seller Subsidiary existing under the laws of Brazil;

(c) an extract from the applicable commercial registry evidencing the due registration for each Seller Subsidiary existing under the laws of the Netherlands;

(d) a certificate from a senior officer of the Seller certifying: (i) the constating documents of the Seller and each Seller Subsidiary; (ii) the incumbency of certain officers of the Seller; and (iii) the resolutions of the board of directors of the Seller authorizing this Agreement and the transactions contemplated hereby;

(e) the certificates contemplated by Sections 7.2(a), (b), and (c);

(f) in the case of the Luna Purchased Shares, certificates representing the Purchased Shares, duly endorsed for transfer, executed and delivered by the Seller to AcquireCo;

(g) the title deeds in respect of each of the Seller Subsidiaries formed under the laws of the Netherlands, together with any legal opinions and other documentation or evidence, to the extent required by the Dutch Notary to complete the transfer of the LatAm Holdings Purchased Shares;

(h) in the case of the LatAm Holdings Purchased Shares, no less than three (3) Business Days prior to the Closing Date, to the Dutch Notary:

(i) the original and up-to-date shareholders' registers of LatAm Holdings, Leagold Bahia Complex Holdings B.V. and Leagold RDM Holdings B.V.;

(ii) a duly executed global deed of release;

(iii) duly executed powers of attorney of the Seller and LatAm Holdings, and to the extent required by the Dutch Notary, legalized and apostilled and accompanied by an authority statement, authorizing its respective representatives or the Dutch Notary to attend to and execute the LatAm Holdings Deed of Transfer;

(iv) such KYC information and other documentation of the Seller and LatAm Holdings as may be reasonably requested by the Dutch Notary, to the satisfaction of the Dutch Notary; and

(v) a joint written instruction, executed by the Seller, to the Dutch Notary, authorizing and instructing the Dutch Notary to execute the LatAm Holdings Deed of Transfer immediately upon confirmation by the Seller and the Buyer that all conditions to Closing set out in Article 7 have been satisfied or waived in accordance with this Agreement;

(i) the Seller Consents;

(j) a written resignation and an executed mutual release from each director and officer of the Seller Subsidiaries who will not be continuing as a director or officer of the applicable Seller Subsidiary following the Closing Date, substantially in a form to be agreed by the Seller and the Buyer, acting reasonably, such resignations and releases to be effective as at the Closing Date, subject to customary carve-outs, and duly executed terminations of all powers of attorney granted to such directors and officers;

(k) a duly executed written resolution of the general meeting of each Seller Subsidiary formed under the laws of the Netherlands, among other things, accepting the resignations referred to in Section 2.9(j) granting full and final discharge to the resigning directors for the management conducted by them, and appointing such persons as the general meeting of each such Seller Subsidiary may nominate as directors, substantially in a form to be agreed by the Seller and the Buyer, acting reasonably, such resolutions to be effective as at the Closing Date;

(l) a power of attorney granted by the applicable Seller Subsidiaries whose management will not be continuing, appointing interim attorneys-in-fact indicated by the Buyer with powers to represent the applicable Seller Subsidiary until incoming management has its appointment and taking office complete;

(m) evidence satisfactory to the Buyer, acting reasonably, of the completion of the Pre-Closing Reorganization and termination/settlement of the Intercompany Debt set out on Section 3.2(r) of the Seller Disclosure Letter;

(n) the Transitional Services Agreements duly executed by the Seller (and any other Affiliate of the Seller as it may be applicable);

(o) the Specified Indemnities Agreement duly executed by the Seller and the Parent Company;

(p) all Books and Records of the Seller Subsidiaries;

(q) evidence satisfactory to the Buyer that:

(i) all Encumbrances, guarantees, and obligations secured against, or related to, the Purchased Shares have been fully released and discharged (or undertakings to discharge, such as irrevocable filings for registration, satisfactory to Buyer shall have been given);

(ii) all Encumbrances, guarantees, and obligations secured against, or related to, the Luna Subsidiary Shares and the LatAm Subsidiary Shares have been fully released and discharged (or undertakings to discharge, such as irrevocable filings for registration, satisfactory to Buyer shall have been given), except for the Permitted Encumbrances; and

(iii) all Encumbrances, guarantees, and obligations secured against, or related to, the assets of each Seller Subsidiary (including the Mine Assets) have been fully released and discharged (or undertakings to discharge satisfactory to Buyer shall have been given), except for the Permitted Encumbrances; and

(r) all such other documentation or evidence as is necessary to establish the consummation of the transactions herein provided and the taking of all required corporate proceedings by the Seller in connection with such transactions.

2.10 Delivery of Closing Documentation from the Buyer in favour of the Seller

At the Time of Closing (unless otherwise specified below), the Buyer shall deliver to the Seller or as otherwise directed below:

(a) the Estimated Cash Consideration in accordance with Section 2.2, by wire transfer to an account as directed by the Seller;

(b) a certificate of status (or equivalent thereof) for the Buyer;

(c) a certificate from a senior officer of the Buyer certifying: (i) the constating documents of the Buyer; (ii) the incumbency of certain officers of the Buyer; and (iii) any applicable corporate authorizations of the Buyer relating to this Agreement and the transactions contemplated hereby;

(d) the certificates contemplated by Sections 7.3(a), (b) and (c);

(e) the Transitional Services Agreements duly executed by the Buyer;

(f) the Specified Indemnities Agreement duly executed by the Buyer;

(g) no less than three (3) Business Days prior to the Closing Date, to the Dutch Notary:

(i) a duly executed power of attorney of the Buyer, and to the extent required by the Dutch Notary, legalized and apostilled and accompanied by an authority statement, authorizing its respective representatives or the Dutch Notary to attend to and execute the LatAm Holdings Deed of Transfer; and

(ii) such KYC information and other documentation of the Buyer as may be reasonably requested by the Dutch Notary, to the satisfaction of the Dutch Notary;

(h) a joint written instruction, executed by the Buyer, to the Dutch Notary, authorizing and instructing the Dutch Notary to execute the LatAm Holdings Deed of Transfer upon confirmation by the Seller and the Purchaser that all conditions to Closing set out in Article 7 have been satisfied or waived in accordance with this Agreement; and

(i) all such other documentation or evidence as is reasonably necessary to establish the consummation of the transactions herein provided and the taking of all required corporate proceedings by the Buyer in connection with such transactions.

2.11 Contingent Consideration

(a) If, during the CC Measurement Period at least 200,000 ounces of Produced Gold is sold by the Business, then the Seller shall be entitled to payment of the amount that is the product of:

(i) the incremental revenue received by the Business during the CC Measurement Period in respect of sales of Produced Gold in excess of 200,000 ounces during the CC Measurement Period, multiplied by

(ii) 0.125 (i.e. 12.5%),

(the "CC Payment Amount"),

provided that if, during the CC Measurement Period, 280,000 or more ounces of Produced Gold is sold by the Business, the Buyer shall (subject to the rest of this Section 2.11) pay to the Seller an amount of $115,000,000. In any event and notwithstanding any other provision hereof, the maximum CC Payment Amount payable by the Buyer to the Seller in respect of the CC Measurement Period shall be $115,000,000.

(b) No later than thirty (30) days following the end of the CC Measurement Period, the Buyer shall prepare or cause to be prepared and deliver to the Seller a statement setting forth the Buyer's calculations (together with reasonable supporting documentation) of the CC Payment Amount in respect of such CC Measurement Period (the "Proposed CC Payment Amount"). If Seller objects in good faith to the Proposed CC Payment Amount, Seller shall give written notice of such objection to the Buyer (the "CC Objection Notice") within thirty (30) Business Days after the delivery to the Seller of the statement setting forth the Proposed CC Payment Amount (the "CC Objection Period"). The CC Objection Notice will set out the reasons for the Seller's objection to the Proposed CC Payment Amount, as well as reasonable details of the Seller's calculation of such amount. If the Seller does not so notify the Buyer within such thirty (30) Business Day period, the Seller shall be deemed to have accepted and approved the statement setting forth the Proposed CC Payment Amount, and the Buyer's calculation of the CC Payment Amount set forth therein will be deemed final, conclusive, and binding on the Parties.

(c) The Buyer shall provide reasonable cooperation to the Seller and its Representatives in their review of the Proposed CC Payment Amount and, without limiting the generality of the foregoing, shall ensure that the books and records of the Business and all working papers of the Business created in connection with the preparation of the statement setting forth the Proposed CC Payment Amount are made available during normal business hours to such Representatives for purposes of verifying the accuracy of the Proposed CC Payment Amount and shall cause the necessary personnel of the Buyer and the Business to assist the Seller and its Representatives in their review of the statement setting forth the Proposed CC Payment Amount, including by granting such persons reasonable access to the facilities of the Business, in each case, upon reasonable advance notice.

(d) If the Seller delivers a CC Objection Notice during the CC Objection Period, then the provisions of Sections 2.4(d) and 2.4(e) shall apply, mutatis mutandis, to any dispute regarding the Proposed CC Payment Amount.

(e) If applicable, the Buyer shall pay by wire payment of immediately available funds to the Seller the CC Payment Amount for the applicable CC Measurement Period within ten (10) Business Days following the date on which such amount is finally determined in accordance with this Section 2.11.

(f) Buyer will, in good faith during the CC Measurement Period, sell Produced Gold promptly and not maintain inventories of unsold work in process or finished goods outside of the Ordinary Course.

(g) Following the payment of the CC Payment Amount, if any, the Purchase Price shall be deemed to have increased in an amount equal to the CC Payment Amount.

ARTICLE 3
COVENANTS OF THE PARTIES

3.1 Actions to Satisfy Closing Conditions

Each Party shall: (a) take all such reasonable actions as are within its power and otherwise use all commercially reasonable efforts so as to: (i) ensure compliance with the conditions set forth in Article 7; (ii) cause the Closing to occur as promptly as reasonably practicable following the date hereof; and (b) not take or agree to take any action that would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement.

3.2 Conduct of Business of the Seller Subsidiaries

Other than: (i) as expressly required or permitted by this Agreement; (ii) as required pursuant to applicable Laws; (iii) as explicitly set out in the Seller Disclosure Letter (including the Pre-Closing Reorganization); (iv) actions required to reasonably and prudently respond to an emergency or disaster (including the right to take forthwith any action required to ensure the safety and integrity of Operations and the Employees and if any such actions shall be taken, the Seller shall forthwith advise the Buyer in writing of same, with full particulars); or (v) with the prior consent in writing by the Buyer (such consent not to be unreasonably withheld, delayed or conditioned), during the period of time from the Effective Date to and including the Closing Date, the Seller shall:

(a) cause the Seller Subsidiaries to conduct their respective Business and Operations in the Ordinary Course and in accordance with applicable Laws, and use commercially reasonable efforts to preserve intact their respective present business organization, goodwill, business relationships and assets;

(b) ensure that the Seller Subsidiaries shall not: (i) amend or modify their charter documents, except as required to implement routine operational matters in the Ordinary Course (including capital increases); (ii) alter the terms and conditions of any of their securities (including any share split or conversion or exchange of securities for other securities or property); or (iii) create, authorize or agree to issue or grant any Equity Securities; or (iv) declare, set aside, or pay any dividends or other distributions (including the payment of any profit participation amounts or of any cash-settled incentive arrangements) on or in respect of any shares, or cancel, redeem, purchase, or otherwise acquire any of their securities, except in the Ordinary Course or as required to effect the transactions contemplated by this Agreement, and in all instances of the foregoing in any manner that entails payments or distributions being required to be made following Closing;

(c) except as set forth in Section 3.2(c) of the Seller Disclosure Letter, ensure that the Seller Subsidiaries shall not acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer or purchase of any property or assets of any other person, other than (A) investments in securities in the Ordinary Course, (B) acquisitions of raw materials or equipment in the Ordinary Course, or (C) acquisitions required by existing agreements to which any of the Seller Subsidiaries are a party or bound;

(d) ensure that the Seller Subsidiaries shall not make any loans, advances or capital contributions to any person other than loans, advances or capital contributions to, among or between Seller Subsidiaries that will remain in place at the Closing (other than to wholly-owned subsidiaries in the Ordinary Course);

(e) except as set forth in Section 3.2(e) of the Seller Disclosure Letter, ensure that none of the Seller Subsidiaries shall sell, transfer, dispose of, lease, encumber, relinquish, abandon, permit to expire or terminate, grant any option to purchase or right of first offer/refusal over any Mine Assets, except for the sale of inventory in the Ordinary Course;

(f) except as set forth in Section 3.2(f) of the Seller Disclosure Letter, ensure that none of the Seller Subsidiaries shall enter into, extend or renew (i) any Marketing Agreement, (ii) any procurement agreement that provides for or requires expenditures in excess of [Redacted - Commercially Sensitive Information] individually or [Redacted - Commercially Sensitive Information] in the aggregate, in each case on an annual basis, (iii) any royalty agreements, (iv) any intercompany agreements or (v) subject to the restrictions set forth in clauses (i), (ii) and (iii), any other Material Contract without first consulting with the Buyer and taking into account any written comments or input provided promptly by the Buyer, acting reasonably, provided that if no response is provided by the Buyer within five (5) Business Days, the Buyer shall be deemed to have no comment;

(g) ensure that the Seller Subsidiaries shall not (A) waive, release, grant or transfer any Mining Rights, material rights, claims or benefits under, or otherwise materially modify or change, any existing Material Contract or Permit, other than (i) in the Ordinary Course, (ii) as required pursuant to this Agreement (including Section 7.1(c)), (iii) or as required by applicable Law, or (iv) as required by the terms of any such Material Contract or Permit; or (B) waive, release, assign, or surrender any material rights or claims, or agree to any settlement or compromise of any pending or threatened litigation or Proceeding, in each case, involving an amount in excess of [Redacted - Commercially Sensitive Information] without the Buyer's prior written consent;

(h) not, and ensure that the Seller Subsidiaries shall not, take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute Proceedings for the suspension, revocation or limitation of rights under, any Mining Rights or material Permit;

(i) except (x) to the extent relating to the period prior to Closing, and provided that it is for the account of the Seller or (y) as set forth in Section 3.2(i) of the Seller Disclosure Letter, not and ensure that the Seller Subsidiaries shall not (i) grant to any Key Employee any material increase in compensation, except as is necessary to comply with applicable Laws or an existing employment or services agreement, (ii) adopt, modify, or terminate any Benefit Plan, (iii) grant any bonuses, (iv) increase any severance, entitlements, pension, or other employment conditions or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements existing as of the Effective Date or as required by applicable Law, or (v) make, approve, or commit to any new or amended compensation, bonus, incentive, retention, severance, or similar arrangement or payment that would become payable or effective after the Closing Date except for amendments to the employment agreements of Key Employees to provide for minimum notice periods of six (6) months in the case of termination of employment without cause;

(j) ensure that the Seller Subsidiaries shall not, without cause, dismiss any Key Employee and shall provide prompt notice to the Buyer of any resignation, injury, disability or death of any Key Employee;

(k) except for those Employees set forth in Section 3.2(k) of the Seller Disclosure Letter, ensure that the Seller or its Affiliates shall not: (i) induce any Employee to leave his or her employment, whether or not such Employee would breach his or her contract of employment by doing so; or (ii) employ or attempt to employ or assist any person to employ any Employee;

(l) except as set forth in Section 3.2(l) of the Seller Disclosure Letter, ensure that the Seller Subsidiaries shall not enter into or amend any Collective Agreement;

(m) ensure that the Seller Subsidiaries shall not make any change in their methods of accounting, principles, policies or practices, except as required in each case by IFRS;

(n) ensure that the Seller Subsidiaries shall not make or change any material Tax election or designation, amend any material Tax Return, adopt or make any material change to any material method of Tax accounting (including any annual tax accounting period) except as may be required by a change in IFRS, enter into any closing agreement with respect to a material amount of Taxes or settle any material Tax claim, audit or assessment;

(o) ensure that the Seller Subsidiaries shall not enter into any transaction with any Affiliate other than (i) transfers in the Ordinary Course of gold doré produced at the Aurizona Mine, the Fazenda Mine, the Santa Luz Mine, or the Riacho Mine prior to the Measurement Time; and (ii) another Seller Subsidiary, other than pursuant to the settlement of intercompany balances as part of the Seller Subsidiaries' cash management practices in the Ordinary Course;

(p) ensure that the Seller Subsidiaries shall not: (i) incur any Indebtedness other than short-term indebtedness, letters of credit, Intercompany Debt or sureties in the Ordinary Course; (ii) issue any debt securities; or (iii) grant any additional security over any assets to any lender;

(q) ensure that the Seller Subsidiaries shall not enter into any agreement creating a joint venture or partnership or effecting a business combination or other similar arrangement with another person, or enter into a new line of business or abandon or discontinue existing lines of business;

(r) ensure that all Intercompany Debt is settled at or prior to the Time of Closing, except for debts owed between the Seller Subsidiaries, which shall remain outstanding at the Time of Closing (it being understood and agreed that nothing in this Section 3.2 shall prevent the foregoing debts from being settled);

(s) ensure that the Seller Subsidiaries shall not attempt or agree to do or authorize, take or agree to take (or fail to take) any action with respect to the foregoing, authorize or enter into any agreement, Contract or commitment to do any of the foregoing;

(t) not make or permit any CRIC (as defined in subsection 212.3(1) of the Tax Act) which is a Seller Subsidiary to make any "investment" (as defined in subsection 212.3(10) of the Tax Act) in any "subject corporation" (as defined in subsection 212.3(1) of the Tax Act);

(u) ensure that none of the Seller Subsidiaries shall change or terminate the Existing Insurance Policies, except (i) as required by applicable Law, and (ii) to effect the transactions contemplated by this Agreement (including the Pre-Closing Reorganization);

(v) cause the Seller Subsidiaries to renew any Permits that may reasonably be expected to expire during the Interim Period or within two (2) months after any potential Closing Date;

(w) not, and ensure that the Seller Subsidiaries shall not, materially amend, modify, or replace any Mine Plans without the Buyer's prior written consent, which shall not be unreasonably withheld or prevent the Seller Subsidiaries from complying with any legal or regulatory deadlines;

(x) not defer or avoid making, and shall ensure that the Seller Subsidiaries do not defer or avoid making, any material sustaining capital expenditures for the Aurizona Mine, the Fazenda Mine, the Santa Luz Mine or the Riacho Mine as provided for in the Mine Plans, except with the Buyer's prior written consent, which shall not be unreasonably withheld, provided that if the Seller requests consent from the Buyer in writing and no response is provided by the Buyer within five (5) Business Days, the Buyer shall be deemed to have consented;

(y) to the extent that Closing has not occurred before the end of Q1 2026, continue to follow the Mine Plans through to the end of Q2 2026 so as to continue sustaining capital expenditures at a consistent rate; and

(z) not, and shall ensure that the Seller Subsidiaries shall not, enter into any new commodity price hedging arrangements without the Buyer's prior written consent.

3.3 Non-Solicitation Covenants of the Seller and the Parent Company

During the Interim Period, the Seller and the Parent Company shall, and shall cause their Affiliates and respective representatives to:

(a) not, and shall ensure that none of their respective representatives shall, solicit, encourage, or enter into any Contract with any person (other than the Buyer) concerning any Alternative Transaction;

(b) not, and shall ensure that none of their respective representatives shall, initiate or participate in any discussions or negotiations with any person (other than the Buyer) with respect to any Alternative Transaction, or provide any information to any person in connection with any possible Alternative Transaction;

(c) to the extent contemplated by agreements between the Seller, the Parent Company or any of their Affiliates and any recipient of non-public information, request the return or destruction of any non-public information concerning the Seller Subsidiaries or any significant part of the Mine Assets provided to a party in relation to any Alternative Transaction or any summary, extract or derivation thereof;

(d) terminate or deny access to any third party that, to the knowledge of the Seller or the Parent Company, is considering or evaluating any Alternative Transaction, to any data room, database, files, documents, or records of any kind containing non-public information concerning the Seller Subsidiaries or any significant part of the Mine Assets;

(e) not endorse, support, agree to, approve or recommend or publicly propose to agree to, approve or recommend any Alternative Transaction, provided that nothing in this Section 3.3 shall prevent the Seller or the Parent Company from making any disclosure required by applicable securities laws or stock exchange rules;

(f) not accept, enter into, or propose to accept or enter into, any agreement, arrangement or understanding (i) related to any Alternative Transaction or (ii) contemplating or requiring the Seller or the Parent Company to abandon, terminate or fail to consummate the transactions contemplated herein or (iii) providing for the payment by the Seller or the Parent Company of any break, termination or other fees or expenses to any person in the event that the sale of the Purchased Shares is completed; and

(g) promptly (and in any event within one Business Day after it has received any proposal, inquiry, offer or request) notify the Buyer in writing of (i) any proposals or offers or inquiries relating to any Alternative Transaction, (ii) any discussions or negotiations relating to, or which the Seller or the Parent Company reasonably believes could lead to, a proposal or offer for any Alternative Transaction, and (iii) any request for non-public information relating to the Seller, the Parent Company, any Affiliate of the Seller or the Parent Company, or any significant part of the Mine Assets; in each case received from any party, but only to the extent such request is in connection with any Alternative Transaction.

3.4 Notice of Certain Events

The Seller and the Buyer agree that, subject to applicable Laws, each shall provide the other prompt notice in writing of:

(a) any notice or communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any Proceeding commenced or threatened against it which relates to the consummation of the transactions contemplated by this Agreement; and

(c) any failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under this Agreement;

and copies of all documents related thereto, provided that the giving of any such notice shall not in any way change or modify the representations and warranties of the Seller or the Buyer, or any conditions in favour of the Seller or the Buyer, contained in this Agreement or otherwise affect the remedies available to the Seller or the Buyer, under this Agreement.

3.5 Regulatory Covenants

(a) The Buyer shall use commercially reasonable efforts to obtain, or cause to be obtained, and to comply with, or cause compliance with, the Key Regulatory Approvals as soon as practicable and, in any event, prior to the Outside Date.

(b) In furtherance of and without limiting the generality of Section 3.5(a):

(i) the Buyer shall, or shall cause its Affiliates to, submit to the CADE a merger notification for purposes of obtaining CADE's approval and clearance in respect of the transactions contemplated hereby, pursuant to the Brazilian Competition Law and CADE's Internal Regulation (Regimento Interno) ("CADE Clearance"). Without prejudice to items (c) to (f) below, the Parties further agree that the transactions contemplated hereby shall be submitted for CADE Clearance within fifteen (15) Business Days of the Effective Date. The Buyer shall lead the Parties' efforts in obtaining CADE Clearance, being responsible for (i) leading any interaction with CADE; (ii) controlling the filing of this Agreement and any other document with CADE in connection with the CADE Clearance, and (iii) preparing all drafts of any submissions or material communications with CADE. The Buyer shall provide the Seller with drafts of all material correspondence (including the Buyer's filings and notifications) related to CADE Clearance (with any confidential or commercially sensitive information removed) and shall give the Seller the opportunity to comment on such correspondence prior to submission to CADE. The Parties shall also promptly notify each other of any material communications with CADE, promptly provide the Seller with all material correspondence received from or sent to CADE, and notify each other in advance of any meetings or discussions with CADE. Each Party shall be responsible for the information provided to CADE concerning itself and its respective economic group, and any penalty, fine, administrative sanction and/or costs and expenses which relate to, or arise out of, the provision of misleading or inaccurate information shall be paid by the Party which provided such misleading or inaccurate information. The CADE Clearance shall be considered satisfied when (i) the period of fifteen (15) days following the publication of CADE's General Superintendence decision has elapsed without any challenges by third parties or request for further review by CADE's Administrative Tribunal, or (ii) CADE's Administrative Tribunal issues its final decision, whichever occurs first. All fees and expenses related to the aforementioned submission to CADE (excluding legal fees, which shall be borne individually by each Party) shall be borne equally at the rate of 50% by the Seller and 50% by the Buyer. The Seller and the Buyer shall be responsible for the costs of legal fees and expenses of their respective legal and other advisors;

(ii) the Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts to, as soon as is reasonably practicable: (A) submit all supplemental filings, submissions, documentation and information that are necessary or advisable to obtain the Key Regulatory Approvals, (B) provide to a Governmental Authority, if advisable, additional information or documentation in respect of the transactions contemplated hereby, and (C) promptly respond to any requests by a Governmental Authority for additional information or documentation in respect of the transactions contemplated hereby.

(c) The Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts to resolve any objections and avoid or eliminate each and every impediment asserted by a Governmental Authority with respect to the transactions contemplated hereby, provided that it shall not include a requirement to propose, negotiate, accept, agree to and/or effect, by consent agreement or by any other means, (A) the sale, assignment, amendment, licence, separate holding, divestiture, disposition or termination of any assets, properties, products, businesses, contracts, licences or financing arrangements of Luna or any of its subsidiaries, (B) any behavioural or other remedy or undertaking imposing conditions, restraints, amendments or limitations on the assets, properties, products, businesses, contracts, licences or financing arrangements of Luna or any of its subsidiaries, or (C) any other arrangement, commitment or undertaking that may be necessary to obtain any regulatory approval required in connection with the transactions contemplated hereby.

(d) The Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with the preparation of any filing or submission necessary or advisable to obtain or comply with any regulatory approval required, advisable or contemplated, including the Key Regulatory Approvals, in connection with the transactions contemplated hereby, including (A) keeping each other reasonably informed as to the status of the proceedings related to obtaining such regulatory approval, (B) providing each other with advanced copies of and reasonable opportunity to comment on all filings, submissions, notices, information, documentation and material correspondence (including emails) submitted to or filed with any Governmental Authority, (C) incorporating the reasonable suggestions made by the other Party and their external legal counsel, and (D) promptly providing to each other copies of all filings, submissions, notices, information, documentation, material correspondence (including emails) and requests received from any Governmental Authority, in each case, other than with respect to the PRC Approvals; notwithstanding this obligation, any filings, submissions, notices, information, documentation, material correspondence or requests to be provided pursuant to this Section 3.5 that are, in the reasonable view of the providing Party, competitively sensitive, concerns the Buyer's valuation analysis or is commercially sensitive, may be provided only to the external legal counsel and/or external experts of the other Party.

(e) Neither the Buyer nor the Seller shall engage in any meetings, discussions or other correspondence with any Governmental Authority (or any representative thereof) in respect of any regulatory approval required, advisable or contemplated, including the Key Regulatory Approvals, other than the PRC Approvals, in connection with the transactions contemplated hereby without giving the other Party prior notice of the meeting or discussion and, to the extent permitted by the Governmental Authority, the opportunity for such other Party and/or their external legal counsel to attend and participate in such meetings, discussions or other correspondence.

(f) Neither Party shall extend or consent to any extension of any applicable waiting or review period, or enter into any agreement with a Governmental Authority to delay completion of the transactions contemplated hereby without obtaining the prior written consent of the other Party (such consent not to be unreasonably withheld).

(g) The Buyer shall pay any filing fee payable to any Governmental Authority in connection with the Key Regulatory Approvals.

3.6 Access

Upon reasonable notice and subject to applicable Law and the Confidentiality Agreement and provided it would not unreasonably interfere with the business and affairs of the Seller Subsidiaries taken as a whole, the Seller agrees to, and to cause each of the Seller Subsidiaries to, provide the Buyer and its authorized representatives with reasonable access during regular business hours to: (a) all Books and Records and all information relating to each of the Seller Subsidiaries and the Business in the Seller's or any of its Affiliates' possession and control; and (b) at the sole risk of the Buyer, the Mine Assets; provided that the Buyer may access the Mine Assets up to three times prior to the Closing Date. Notwithstanding the foregoing, the Buyer shall not have access to personnel records of the Seller Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in the Seller's opinion, acting in good faith, is sensitive or the disclosure of which could subject the Seller or any Seller Subsidiary to risk of liability. The Buyer acknowledges and agrees that information furnished pursuant to this Section 3.6 shall be subject to the terms and conditions of the Confidentiality Agreement.

3.7 Confidentiality

(a) Each Party acknowledges and agrees that all information furnished pursuant to this Agreement, as well as this Agreement itself and the transactions contemplated herein, shall be considered to be confidential information under the terms of the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms.

(b) No Party shall make any public statement, press release, or other disclosure regarding this Agreement or the transactions contemplated hereby except as permitted under Section 3.8.

3.8 Public Statements

Except as otherwise expressly permitted by the Confidentiality Agreement, no Party shall make any public statement, press release, or other disclosure regarding this Agreement or the transactions contemplated hereby except as required by applicable Law, by a rule of a stock exchange on which a Party's shares (or those of any of its Affiliates) are listed or traded, or by a Governmental Authority and shall provide the other Parties with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof. To the extent that any such press release or public statement is required by applicable Law, by a rule of a stock exchange on which a Party's shares (or those of any of its Affiliates) are listed or traded, or by a Governmental Authority, the press release or public announcement shall be issued or made after consultation with the other Parties and after taking into account the other Parties' comments. If such advance consultation is not reasonably practicable or legally permitted, to the extent permitted by applicable Law, the disclosing Party shall provide the other Parties with a copy of any written disclosure made by such disclosing Party as soon as practicable thereafter. Except as required pursuant to applicable Laws or the applicable rules of the applicable stock exchanges, no Party will publicly file or make publicly available a copy of this Agreement without first obtaining the written consent of the other Parties.

3.9 Name and Logo

As soon as reasonably practicable, and in any event within 60 days following the Time of Closing, the Buyer shall cause the Seller Subsidiaries to cease using in any manner, including on signage, stationery, uniforms, websites, social media and marketing materials, the name "Equinox Gold Corp." and "Leagold Mining Corporation", as applicable, and the associated logos. The Buyer shall cause all signage, stationery and other materials that use such trademark and/or logo to be removed from the Aurizona Mine, the Fazenda Mine, the Santa Luz Mine, the Riacho Mine and the Belo Horizonte Office and disposed of within 90 days from the Time of Closing.

3.10 Insurance Matters

(a) Until the Closing, the Seller shall: (i) keep in full force and effect all of the Existing Insurance Policies; and (ii) give any notice or present any claim under any Existing Insurance Policy consistent with past practices of Luna or LatAm Holdings, as applicable, in the Ordinary Course.

(b) The Seller shall use commercially reasonable efforts to ensure that following the Closing, the Seller Subsidiaries shall continue to benefit from all insurance policies maintained by the Seller or its Affiliates on behalf of the Seller Subsidiaries for any Losses that were tendered under such policies on behalf of the Seller Subsidiaries prior to Closing.

(c) Prior to the Closing, the Buyer shall obtain necessary insurance coverage in respect of the Seller Subsidiaries, the Business, the Mine Assets and Operations, as required by the Buyer, to be effective as of the Closing Date.

(d) The Seller shall use commercially reasonable efforts to cooperate with the Buyer as reasonably requested and provide the Buyer promptly with such information as the Buyer reasonably requests concerning the Seller Subsidiaries, the Business, the Mine Assets and Operations thereon in connection with obtaining this insurance coverage referred to in Section 3.10(c) above.

3.11 Wrong Pockets

Following Closing, the Seller shall promptly remit to the appropriate Seller Subsidiary all payments and invoices relating to the post-Closing period received by the Seller or any of its Affiliates after the Closing Date that relate to the Seller Subsidiaries or the Mine Assets.

3.12 Financing

The Buyer covenants and agrees that it shall ensure and take all necessary steps to ensure that at Closing the Buyer shall have sufficient funds on hand to pay the Estimated Cash Consideration in full.

3.13 Seller Consents

Commencing forthwith after the date hereof, the Seller shall use all commercially reasonable efforts to obtain at or prior to the Time of Closing, all Seller Consents.

3.14 Non-Solicitation

Except for those Key Employees and Employees with a management position listed in Section 3.14 of the Seller Disclosure Letter, until 12 months following the Closing Date, none of the Seller, the Parent Company, their Affiliates or any of their representatives shall solicit or cause to be solicited for hire or employment, directly or indirectly, such Key Employee or Employee with a management position of any of the Seller Subsidiaries. For the purposes of this Section 3.14, "solicitation" shall not include solicitations of employment by the Seller, the Parent Company, their Affiliates or any of their representatives not specifically directed towards such Key Employees or Employees with a management position of the Seller Subsidiaries by advertising placed in a newspaper, trade journal, through a web site or via other media of general circulation, directly or indirectly (provided that none of the Seller, the Parent Company, their Affiliates or any of their representatives directed, instructed or encouraged a third party to target such individuals).

3.15 Financial Assurances

The Parties shall each use their commercially reasonable efforts to secure the release of the Existing Financial Assurances on or prior to the Closing Date, provided that if the Parties are unable to secure the release of the BTG Parent Guarantee by the Closing Date, the Buyer shall use best efforts to replace the BTG Parent Guarantee as soon as possible after Closing, and the Buyer shall indemnify and save harmless the Seller against any Loss which may arise or be incurred or sustained by the Seller from, or in connection with, the BTG Parent Guarantee.

3.16 Carbon Fines

Any revenue or credits for the production or recovery of carbon fines (including any interest paid or credited with respect thereto) by the Seller Subsidiaries prior to the Measurement Time will be for the account of the Seller (the "Carbon Fines Revenue"). The Buyer will promptly inform the Seller of any such Carbon Fines Revenue to which the Seller may be entitled hereunder and Buyer will pay to the Seller an amount equal to the amount of any such revenue or credits, net of (a) any Taxes and (b) any incremental costs, in each case, incurred on the recognition of such revenue or credits by the Seller Subsidiary and on the payment of the amount to the Seller, within ten (10) Business Days following the date such revenue or credits were paid or credited by the relevant party to the applicable Seller Subsidiary. Any payments made pursuant to this Section 3.16 will constitute a dollar-for-dollar adjustment to the Purchase Price. For the avoidance of doubt, the Carbon Fines Revenue shall not be included in Closing Working Capital and no accrual, estimate, or inclusion of the Carbon Fines Revenue shall be reflected in the Closing Statement.

3.17 ICMS Credits

Any Imposto sobre Circulaçao de Mercadorias e Serviços credits (the "Accumulated ICMS Credits") credited to or earned by the Seller Subsidiaries prior to the Measurement Time will be for the account of the Seller. The Buyer will promptly inform the Seller of any such Accumulated ICMS Credits to which the Seller may be entitled hereunder and Buyer will pay to the Seller an amount equal to the amount of any such revenue or credits, net of (a) any Taxes and (b) any incremental costs or settlement discounts, in each case, incurred on the recognition of such revenue or credits by the Seller Subsidiary and on the payment of the amount to the Seller, within ten (10) Business Days following the date such revenue or credits were paid or credited by the relevant party to the applicable Seller Subsidiary. Any payments made pursuant to this Section 3.17  will constitute a dollar-for-dollar adjustment to the Purchase Price. For the avoidance of doubt, the Accumulated ICMS Credits shall not be included in Closing Working Capital and no accrual, estimate, or inclusion of the ICMS Credits shall be reflected in the Closing Statement.

3.18 Pre-Closing Reorganization

(a) The Parties acknowledge and agree that, prior to the Closing Date, the Seller and the Seller Subsidiaries shall effect, at the sole cost and expense of the Seller, such transaction steps as comprise the Pre-Closing Reorganization. The Buyer acknowledges and agrees that the Pre-Closing Reorganization shall be disregarded in determining whether a representation, warranty or covenant of the Seller hereunder has been breached; provided that to the extent any representation, warranty or covenant relates to the completeness or the faithful execution of the Pre-Closing Reorganization, in full accordance with the requirements of this Agreement, it shall not be so disregarded.

(b) The Seller shall provide all documentation that relates to the Pre-Closing Reorganization and includes a Seller Subsidiary as a party to the Buyer and its counsel for review and comment prior to the implementation of the Pre-Closing Reorganization and shall take all timely and reasonable comments provided by the Buyer into consideration.

(c) The Parties acknowledge and agree that the Pre-Closing Reorganization shall be implemented for bona fide business purposes, including but not limited to:

(i) aligning the ownership structure of Luna with the perimeter and purpose of the transactions contemplated hereunder;

(ii) simplifying the corporate structure of the Seller for the transactions contemplated hereunder;

(iii) facilitating the separation of the Seller Subsidiaries from the Seller Retained Businesses; and

(iv) enhancing transparency and clarity of the financial and legal status of Luna as acquired.

3.19 Post-Closing Reorganization Assistance

The Parties acknowledge and agree that, following the Closing Date, the Buyer intends to carry out the Post-Closing Reorganization for bona fide business purposes and that a certain number of the Post-Closing Reorganization steps are only capable of being implemented promptly following Closing with the commercially reasonable assistance and cooperation of the Seller prior to Closing. The Buyer shall use its commercially reasonable efforts to ensure that the Post-Closing Reorganization is completed as soon as practicable following Closing. The Buyer shall not amend or otherwise carry out such reorganization transactions following Closing in any manner other than as set forth in Section 1.1(eeeeee) of the Buyer Disclosure Letter without the Seller's prior written consent, acting reasonably. The Buyer acknowledges and agrees that the Post-Closing Reorganization shall be disregarded in determining whether a representation, warranty or covenant of the Seller hereunder has been breached; provided that to the extent any representation, warranty or covenant relates to the completeness or the faithful execution of the Post-Closing Reorganization, in full accordance with the requirements of this Agreement, it shall not be so disregarded. Each of the Buyer and Seller, respectively, shall use its commercially reasonable efforts to ensure that the steps and actions of the Post-Closing Reorganization Assistance that are designated as requiring its assistance or cooperation have been completely provided prior to Closing. Notwithstanding the foregoing, if either the Buyer or Seller cannot complete a step or action of the Post-Closing Reorganization that has been designated as requiring its assistance or cooperation, and such failure is due to the action or inaction of the other Party, such Party shall not be deemed to have breached its obligations under this Section 3.19. To the extent the consent of any Seller Affiliate is required in connection with the Post-Closing Reorganization, or any notice is required to be delivered, the Seller shall timely cause such consent to be delivered to the Buyer or such notice to be delivered to the Seller Affiliate.

3.20 Systems Migration and Transitional Services Agreements

The migration of the data systems and information of the Seller Subsidiaries to those of the Buyer shall initiate after the Closing. During the Interim Period, the Parties shall use commercially reasonable efforts to collaborate, to the extent possible, in taking all actions required to complete such migration within six (6) months from the Closing Date, such actions to include making Seller's personnel reasonably available to facilitate the migration process. All costs and expenses related to the migration of such systems and information shall be borne by the Buyer, except to the extent any costs arise from Seller's failure to cooperate or delay. The Seller shall be liable for any loss or damage to data or systems resulting from its failure to perform its obligations under this Section 3.19. During the Interim Period, the Seller and the Buyer shall negotiate and prepare in good faith a transitional services agreements (the "Transitional Services Agreements") to (i) address this migration and any other back-up services that may need to be provided by the Seller or its Affiliates to the Seller Subsidiaries post-Closing and (ii) to address the Buyer providing information and support to the Seller as required to support its tax and reporting obligations.

3.21 Management Team

The Parties agree that their intention is to work together to ensure a smooth and orderly transition of the Business following Closing. To that end, and to the extent permitted under the applicable Law, from and after the date hereof the Buyer and the Seller shall consult on any Key Employees that shall be expected to remain in the Business (i) on a permanent basis following the Closing Date and (ii) for a transition period of six (6) months from Closing Date. The Buyer shall provide a list of such Key Employees to the Seller ten (10) Business Days following the Effective Date.

3.22 Risk of Loss

Until the Time of Closing, the assets utilized in Operations shall be at the risk of the Seller. If, before the Time of Closing, all or a substantial portion of the assets utilized in Operations are destroyed or damaged by fire, earthquake or any other casualty, or are appropriated, expropriated or seized by any Governmental Authority, the Seller shall promptly so notify the Buyer and the Buyer shall have the option, exercisable by notice in writing given within ten (10) Business Days of the Buyer receiving notice in writing from the Seller describing in detail the particulars of such destruction, damage, expropriation or seizure:

(a) to maintain this Agreement in force, subject to all of the terms and conditions hereof, including without limitation all of the conditions to Closing set forth in Section 7.2, but without reduction of the Purchase Price, in which event Seller shall, and shall procure that its Affiliates shall, pay all proceeds of any insurance to the Buyer immediately upon receipt after Closing has occurred; or

(b) to terminate this Agreement and not complete the transactions contemplated in this Agreement.

If the Buyer fails to provide notice of its election within such ten (10) Business Day period, the Buyer shall be deemed to have elected to complete the transactions contemplated in this Agreement as provided in clause (a) above.

3.23 Post Closing Actions

The Buyer shall provide evidence to the Seller that the Buyer, Luna, and LatAm Holdings have complied with the obligations to disclose their ultimate beneficial owner(s) to the Brazilian Federal Revenue Service within 60 days from the date Buyer was enrolled with BACEN and the Brazilian Federal Revenue Service. Moreover, the Buyer shall, promptly following Closing, take all necessary actions to formally register the new and de-register the resigning managers, officers, and/or legal representatives of Luna, LatAm Holdings and the Seller Subsidiaries in the Netherlands and Brazil (as applicable), as agreed by the Parties prior to Closing, and shall provide the Seller with reasonably satisfactory documentary evidence of (i) the completion of all required corporate and regulatory formalities for such appointments and registrations before the relevant Governmental Authorities, and (ii) the revocation and replacement of all powers of attorney, mandates, and other authorizations previously held by the outgoing managers, officers, and legal representatives who are being replaced as of Closing.

3.24 Parent Company Guarantee

The Parent Company hereby unconditionally and irrevocably guarantees in favour of the Buyer the due and punctual performance of each of the Seller's obligations under this Agreement (the "Seller Guaranteed Obligations") subject to the limitations, thresholds, deductibles, caps and survival periods expressly set out in this Agreement. For greater certainty, this guarantee is a principal obligation only and is not to be treated as ancillary or collateral to any other right or obligation and extends to cover this Agreement as amended, varied, supplemented, renewed or replaced. This guarantee will remain in force only until either the Seller Guaranteed Obligations have been satisfied in full or the expiry of the applicable survival periods for the Seller Guaranteed Obligations, after which all obligations of the Parent Company hereunder shall forever cease. The Parent Company acknowledges that this guarantee is continuing in nature and applies to all presently existing and future Seller Guaranteed Obligations. The Parent Company shall be entitled to assert any defense, set-off, counterclaim or reduction available to the Seller under this Agreement. The Buyer shall provide written notice to the Parent Company of any alleged failure by the Seller to satisfy any Seller Guaranteed Obligation such that if the Buyer makes a claim under any indemnity or other provision of this Agreement prior to the expiry of an applicable cure period, the Seller shall remain entitled to the benefit of the remainder of that cure period before the Buyer can take any enforcement action under this Section 3.24 against the Parent Company. For greater certainty, the making of such a claim shall not trigger a new or additional cure period. The Parent Company waives any right to require the Buyer as a condition of payment or performance to proceed against the Seller or pursue any other remedies, any right to revoke this guarantee, and to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by applicable Law that limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to the Seller. For clarity, nothing in this Section 3.24 increases the scope of liability of the Seller under this Agreement. The Buyer is relying on this guarantee in entering into this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

Except where noted as being qualified by the Seller Disclosure Letter, the Seller hereby represents and warrants to the Buyer as follows and acknowledges that the Buyer is relying on such representations and warranties in entering into this Agreement and completing the purchase of the Purchased Shares and the transactions contemplated hereby:

4.1 Existence of the Seller and Subsidiaries

The Seller is a corporation validly existing and in good standing under the Laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Seller has the corporate power and capacity to: (a) own the Purchased Shares; (b) carry on its business as currently conducted; and (c) execute, deliver and perform its obligations under this Agreement. Each Seller Subsidiary is a company duly incorporated, validly existing and in good standing (to the extent such concept exists under the law of its governing jurisdiction) under the Laws of its respective jurisdiction of incorporation. Each Seller Subsidiary has the corporate power and capacity to carry on its business as currently conducted and is in good standing (to the extent such concept exists under the law of its governing jurisdiction) in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified shall not individually or in the aggregate have a Material Adverse Change. The ownership structure relating to the Seller Subsidiaries before effecting the Pre-Closing Reorganization is accurately depicted in Section 4.1 of the Seller Disclosure Letter.

4.2 Residency of Seller

The Seller is not a non-resident of Canada for purposes of the Tax Act.

4.3 Execution, Delivery and Enforceability

The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.4 No Conflict

Subject to receiving the consents of third parties listed in Section 4.4 of the Seller Disclosure Letter, the authorization, execution and delivery of this Agreement, the performance by the Seller of its obligations hereunder, including the sale and transfer of the Purchased Shares, and the performance by the Seller Subsidiaries of their obligations hereunder, shall not:

(a) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any Consent or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or cause any Indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on the Seller or any of the Seller Subsidiaries, under any of the terms, conditions or provisions of:

(i) the constating documents of the Seller or any of the Seller Subsidiaries, or the terms of any class or series of shares of any of the Seller Subsidiaries; or

(ii) any Order, Permit or Material Contract to which the Seller or any of the Seller Subsidiaries is now a party or by which any such party is bound, or constitute a default thereunder;

(b) result (with or without notice or the passage of time) in a material violation or breach of or constitute a default under any provisions of any Laws applicable to the Seller or the Seller Subsidiaries or any of their respective properties or assets;

(c) result in a Material Adverse Change to the Seller;

(d) give rise to any pre-emptive right (which has not been waived or shall be waived prior to the Closing), or give any person the right, to:

(i) trigger or accelerate the maturity or performance of any Material Contract, to which any of the Seller Subsidiaries is a party or trigger the payment of any monies by any of the Seller Subsidiaries which would not otherwise be payable; or

(ii) cancel, terminate or modify any Material Contract to which any of the Seller Subsidiaries is a party, which cancellation, termination or modification would result in a Material Adverse Change to the Seller Subsidiaries; or

(e) require the Seller or any of the Seller Subsidiaries to obtain any material Consent, license or certification from any third party which has not been or shall not be duly obtained prior to the Closing; or

(f) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on the assets of the Seller Subsidiaries.

4.5 Insolvency and Bankruptcy

(a) Neither the Seller nor any Seller Subsidiary is insolvent within the meaning of any Insolvency Laws, nor has either the Seller or any Seller Subsidiary made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor has any petition for a receiving order been presented in respect of it. Neither the Seller nor any Seller Subsidiary has initiated Proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of the Seller or any Seller Subsidiary or any of its property or assets and no execution or distress has been levied upon any of its property or assets of the Seller or any Seller Subsidiary. No Proceeding has been taken or authorized by or against the Seller or any Seller Subsidiary, and no proposal has been made or resolution has been adopted by the Seller or any Seller Subsidiary, with respect to any amalgamation, merger, statutory merger (fusie), division (splitsing), conversion (omzetting) of legal form, transfer of legal seat (zetelverplaatsing) or similar arrangements under applicable Laws, consolidation, arrangement or reorganization of, or relating to, the Seller or any Seller Subsidiary nor have any such Proceedings been authorized by any other person; and

(b) None of the Seller Subsidiaries has either been declared bankrupt (failliet verklaard) or granted a temporary or definitive moratorium of payments (surséance van betaling) and no Proceeding has been initiated against either the Seller or any Seller Subsidiary, and no proposal has been made or resolution has been adopted by the Seller or any Seller Subsidiary, seeking to adjudicate it bankrupt or insolvent, or granting a temporary or definitive moratorium of payments (surseance van betaling), or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts, or a similar arrangement under applicable Laws and no order for similar relief has been instituted against the Seller or any Seller Subsidiary under any law relating to bankruptcy, insolvency, reorganization or relief of debtors or seeking appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties or assets, that have not been dismissed within 30 days of its filing or presentment, and no events have occurred which under applicable Laws would justify any such Proceeding.

4.6 Ownership of Purchased Shares; Subsidiaries

(a) Immediately prior to the Time of Closing:

(i) the Seller shall be the direct or indirect legal and beneficial owner of all of the issued and outstanding Equity Securities of the Seller Subsidiaries, all of which shall be duly authorized, be validly issued as fully paid and non-assessable and shall be free and clear of all Encumbrances other than the Permitted Encumbrances;

(ii) the Seller shall be the registered, legal and beneficial owner of record of all of the issued and outstanding Equity Securities of each of Luna and LatAm Holdings, which Equity Securities shall consist solely of the Purchased Shares; and

(iii) Luna shall be the direct or indirect owner of all of the issued and outstanding securities of each Seller Subsidiary in the Luna Group other than itself (the "Luna Subsidiary Shares") and LatAm Holdings shall be the direct or indirect owner of all of the issued and outstanding securities of each Seller Subsidiary in the LatAm Group other than itself ("LatAm Subsidiary Shares"), as set out in Section 4.6(a)(iii) of the Seller Disclosure Letter.

(b) Except as provided for in this Agreement, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Equity Securities of any of the Seller Subsidiaries, including the Purchased Shares nor are there any agreements restricting the payment of dividends. There are, and as of the Time of Closing shall be, no outstanding bonds, debentures or other evidences of indebtedness of any Seller Subsidiaries, or any outstanding cash-settled incentive arrangement, except as listed in Section 4.6(b) of the Seller Disclosure Letter, none of which carry any right to vote with the holders of the outstanding the Purchased Shares or the holders of any other outstanding Equity Securities of any Seller Subsidiaries on any matters. There are no outstanding depositary receipts (certificaten) in relation to any of the Equity Securities of any of Seller Subsidiaries, if applicable, and there are no grounds on the basis whereof any issue of any of the equity interests of any of the Seller Subsidiaries, if applicable, may be invalidated.

(c) Upon completion of the transactions contemplated by this Agreement, all of the Purchased Shares shall be owned by the Buyer as the registered, legal and beneficial owner of record, free and clear of all Encumbrances and all Luna Subsidiary Shares shall be owned directly or indirectly by Luna, and all LatAm Subsidiary Shares shall be owned by directly or indirectly LatAm Holdings, or the respective Seller Subsidiary indicated in Section 4.6(c) of the Seller Disclosure Letter as the registered and beneficial owner of record, free and clear of all Encumbrances other than the Permitted Encumbrances.

(d) Section 4.6(d) of the Seller Disclosure Letter sets out (i) as of the date hereof and (ii) following the Pre-Closing Reorganization and as of the Time of Closing, all of the authorized, issued and outstanding Equity Securities of each of the Seller Subsidiaries, including the names and ownership interest of the respective legal and beneficial holders, as well as, as and where applicable, all grant dates, vesting dates, exercise prices and conversion prices, as and where applicable, of such securities; and there are not, and shall not be as of the Time of Closing, any other options, warrants, conversion privileges, rights to subscribe, or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by the Seller of any securities of the Seller Subsidiaries, or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Seller Subsidiaries. Other than as set out in Section 4.6(d) of the Seller Disclosure Letter, no other securities of the Seller Subsidiaries are outstanding, or as of the Time of Closing shall be outstanding; and there are no, and there shall not be at the Time of Closing any, outstanding contractual or other obligations of any Seller Subsidiary to cancel, re-purchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities.

(e) Other than as set out in Section 4.6(e) of the Seller Disclosure Letter, no Seller Subsidiary directly or indirectly owns any equity, partnership, membership, joint venture or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership, joint venture or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability or obligation of, any person.

(f) All of the Mine Assets shall, as of the Time of Closing, be owned or otherwise leased or held by the Owners in each case free of any Encumbrances other than Permitted Encumbrances.

4.7 Consents and Regulatory Approvals

Except as disclosed in Section 4.7 of the Seller Disclosure Letter, no Consent is required to be obtained by the Seller or any Seller Subsidiary from any Governmental Authority or under any Contract, Material Contract, or Permit in connection with the consummation of the transactions contemplated by this Agreement. The failure of the Seller to obtain any Consent (other than the Seller Consents) will not materially adversely affect the ability of the Buyer to operate the Business following the Time of Closing.

4.8 No Other Agreements to Purchase; No Options

Except as disclosed in Section 4.8 of the Seller Disclosure Letter, no person other than the Buyer has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from the Seller of any of the Purchased Shares or capable of becoming an agreement or option for the purchase or acquisition of any securities of any Seller Subsidiary or of any of the assets of the Seller Subsidiaries.

4.9 Seller Financial Information

Complete copies of the Seller Financial Information have been delivered to the Buyer. Except as disclosed in Section 4.9 of the Seller Disclosure Letter, the Luna Financial Information and LatAm Financial Information have been prepared in accordance with IFRS applied on a basis consistent with prior periods and: (a) the Luna Financial Information presents fairly in all material respects the financial condition and results of operations of the Luna Group on a consolidated basis as of and for the periods presented; (b) the LatAm Financial Information presents fairly in all material respects the financial condition and results of operations of the LatAm Group on a consolidated basis as of and for the periods presented; and (c) except as disclosed in Section 4.9 of the Seller Disclosure Letter, there has been no change in the accounting policies or practices of the Seller Subsidiaries since the date of the Seller Financial Information. Except as disclosed in the Seller Financial Information or in Section 4.9 of the Seller Disclosure Letter, since September 30, 2025 none of the Seller Subsidiaries have declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and none of them has, directly or indirectly, cancelled, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities.

4.10 No Undisclosed Liabilities

No Seller Subsidiary has any material liabilities, obligations or commitments that are required to be recognized in the Seller Financial Information under IFRS, and none are bound to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any similar commitment with respect to the obligations, liabilities or Indebtedness of any person, except for (i) liabilities incurred in the Ordinary Course since the date of the Seller Financial Information; and (ii) those set out in Section 4.10 of the Seller Disclosure Letter. Without limitation, all closure and rehabilitation liabilities have been estimated as at the date of such Seller Financial Information, based on information then available, and recorded in the Seller Financial Information in accordance with IFRS and applicable Laws, consistently applied as of the date thereof.

4.11 Indebtedness

Except as set out in Section 4.11 of the Seller Disclosure Letter, no Seller Subsidiary has any Indebtedness with any person. Except as set out in Section 4.11 of the Seller Disclosure Letter, no Seller Subsidiary has any obligations, contingent or otherwise, in respect of letters of credit and letters of guarantee (other than letters of credit and letters of guarantee issued in support of current accounts payable incurred in the Ordinary Course). There are no foreign exchange contracts, currency swap agreements, foreign currency futures or options, exchange rate insurance or other similar agreement or combination thereof entered into by any of the Seller Subsidiaries.

4.12 Absence of Changes

Except as disclosed in Section 4.12 of the Seller Disclosure Letter, the Business of the Seller Subsidiaries taken as a whole has been conducted only in the Ordinary Course, there has not been any material change in the financial condition or Operations, or the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of any of the Seller Subsidiaries, except as set forth in the Seller Financial Information, and there has not been any Material Adverse Change in the Operations or condition (financial or otherwise) or results of the Operations of any of the Seller Subsidiaries, since December 31, 2024.

4.13 Mining Rights

(a) Section 4.13(a) of the Seller Disclosure Letter sets out a true and complete list of all of the mining rights and interests owned by the Seller Subsidiaries and/or owned by third parties but leased or subject to any right or option to be leased, assigned or otherwise granted for use in favor of any of the Seller Subsidiaries, including all claims, concessions, exploration licenses, exploitation licenses, prospecting permits, mining leases, mining easements, lease agreements and surface rights or surface access rights, and all option or similar agreements in respect of any of the foregoing (collectively, the "Mining Rights").

(b) Except as disclosed in Section 4.13(b) of the Seller Disclosure Letter, the Mining Rights are the material regulatory authorizations or property rights that grant the applicable Seller Subsidiary the right to conduct its mineral activities as currently conducted, and each Mining Right was lawfully acquired, is in full force, effect and in good standing, free and clear of all Encumbrances other than Permitted Encumbrances. Except as disclosed in Section 4.13(b) of the Seller Disclosure Letter, each Mining Right has been recorded in the name of the applicable Seller Subsidiary and is duly registered with the ANM, to the extent required by applicable Mining Laws.

(c) Except as disclosed in Section 4.13(c) of the Seller Disclosure Letter, the applicable Seller Subsidiaries have used the Mining Rights in accordance with the terms and conditions of their granting by the corresponding authorities and in compliance with the applicable Mining Law, in all material respects, and possess all required easements and surface rights with relation thereto and necessary to authorize and enable it to carry on the mineral exploration and mining activities as currently conducted.

(d) Other than as listed in Section 4.13(d) of the Seller Disclosure Letter, no person other than the Seller Subsidiaries has any preferential right, back-in right, earn-in right, purchase option, right of first refusal or first offer, or any other interest or right (or any right or privilege capable of becoming such) in the Mining Rights or the production or profits therefrom or any royalty, stream or other right on production in respect thereof or any right to acquire any such interest and, to the knowledge of the Seller, there is no material adverse claim against or challenge to the title to or ownership of any of the Mining Rights, nor any undertaking, commitment, or contractual or legal right of any person, other than any Seller Subsidiary, to acquire or otherwise obtain any interest in any Mining Right.

(e) Neither the Seller nor any of the Seller Subsidiaries has received any notice from any Governmental Authority or any other person of any revocation, cancelation or termination or intention to revoke, cancel or terminate the interest of any of the Seller Subsidiaries in any of the Mining Rights, or of any condemnation, or challenge to ownership of any of the Mining Rights.

(f) The Mining Rights do not overlap with any third-party rights that may enable any such third party to explore or exploit any substance in the same area.

(g) There are no material restrictions on the ability of the Seller and the Seller Subsidiaries to use, transfer or exploit any of the Mining Rights, except pursuant to applicable Mining Law. To the knowledge of the Seller, the Mining Rights are not located, and there is no current bill, plan or procedure that will cause any of the Mining Rights to become located: (i) in a federal or state environmental reserve, either in a permanent reserve area, or in a conservation unit; (ii) in an area assigned for Indigenous occupation; and/or (iii) in a reserve area for descendent of slaves (quilombola) communities.

(h) Other than as set out in Section 4.13(h) of the Seller Disclosure Letter, there are no disputes regarding boundaries, easements, covenants, or other matters relating to any Mining Rights that would, individually or in the aggregate, reasonably be expected to be material to any of the Aurizona Mine, the Fazenda Mine, the Santa Luz Mine, or the Riacho Mine.

(i) All Contracts and other instruments pursuant to which the Seller Subsidiaries hold Mining Rights are valid, binding, in full force and effect, and in good standing, and the Seller Subsidiaries are entitled to the full benefit of the rights granted thereunder.

4.14 Permits

Each of the Seller Subsidiaries has obtained and is in compliance in all material respects with all Permits required under applicable Laws that are necessary to conduct their Operations as now conducted, and all such Permits are valid and subsisting and none of the Seller or the Seller Subsidiaries has received:

(a) any notice in writing, of any Proceedings or of any intentions by any person, to revoke or modify any such Permit; or

(b) any oral notice, of any intentions by any person to revoke any such Permit;

which, if the subject of an unfavourable decision, ruling or finding, would materially adversely affect the conduct of its Operations, and Sellers have no knowledge of any basis for such Proceedings to be instituted. Section 4.14 of the Seller Disclosure Letter lists all of the material Permits as of the currency date set out therein. None of such material Permits shall be terminated or impaired or become terminable, in whole or in part, as a result of the completion of transactions contemplated hereby. To the knowledge of the Seller, no amendments to any Permits or additional Permits are required in order for the Seller or the Seller Subsidiaries to construct and operate their Business as now conducted, except as disclosed in Section 4.14 of the Seller Disclosure Letter.

4.15 Real Estate and Personal Property

(a) Section 4.15(a) of the Seller Disclosure Letter sets out a true and complete list of all real estate property owned by the Seller Subsidiaries for purposes of the Business, other than the Mining Rights (which, for clarity, are dealt with in Section 4.13) (the "Owned Real Property"). The Seller Subsidiaries are the owners of all right, title and interest in such Owned Real Property, and have good and marketable title in fee simple to all such Owned Real Property, free and clear of all Encumbrances except as set out in Section 4.15(a) of the Seller Disclosure Letter. There are no agreements, options, contracts, or commitments to sell, transfer, or otherwise dispose of any Owned Real Property or any interest therein.

(b) Section 4.15(b) of the Seller Disclosure Letter sets forth a true and complete list of (i) all real estate property leased or subleased by any of the Seller Subsidiaries material to the Business, other than the Mining Rights (which, for clarity, are dealt with in Section 4.13) (the "Leased Real Property" and, jointly with the Owned Real Properties, the "Real Properties"), including the name of the landlord, rental amount, expiration of the term, and current use and (ii) all leases, as defined under IFRS, which individually require payments greater than $2,000,000 annually. The applicable Seller Subsidiaries set out in Section 4.15(b) of the Seller Disclosure Letter hold a valid and enforceable leasehold or subleasehold interest in the applicable Leased Real Property, in accordance with the terms set out in the applicable lease or sublease agreement. All such leases or subleases are valid and in full force and effect for conducting the Operations as now conducted, and none of the Seller Subsidiaries nor, to the Seller's knowledge, any other party thereto is in breach of any material covenants, conditions or obligations contained therein. There are no subleases, licenses, or other rights granted to any third party with respect to any Leased Real Property, except as set out in Section 4.15(b) of the Seller Disclosure Letter. True and complete copies of all leases and subleases have been provided to the Buyer.

(c) The Real Properties are not located, and there is, to the knowledge of the Seller, no current bill, plan or procedure that will cause any of the Real Properties to become located: (i) in a federal or state environmental reserve, either in a permanent reserve area, or in a conservation unit; (ii) in an area assigned for indigenous occupation; (iii) in a reserve area for descendent of slaves (quilombola) communities; and/or (iv) in an area subject to emphyteusis, fee or occupation regime, in relation to any public or private entity. Other than as set out in Section 4.15(c) of the Seller Disclosure Letter, the Seller Subsidiaries hold valid and enforceable title to, or a valid leasehold or subleasehold interest in, all material buildings, plants, structures, furniture, fixtures, machinery, equipment, materials, vehicles, parts, tools, inventory and other items of tangible personal property and other assets owned or used or held by each of the Seller Subsidiaries and required to conduct the Operations as currently conducted (the "Personal Property"). All of the Personal Property is owned free and clear of all Encumbrances except as set out in Section 4.15(c) of the Seller Disclosure Letter, and is in reasonable operating condition having regard to its use and age (ordinary wear and tear excepted), and is sufficient for the continued conduct of the Business after Closing in substantially the same manner as currently conducted. All of the Personal Property, to the knowledge of the Seller, is located at the Aurizona Mine, the Fazenda Mine, the Santa Luz Mine, the Riacho Mine and/or the Belo Horizonte Office, other than finished product inventory which has been sent for processing.

4.16 Agreements and Commitments

Section 4.16 of the Seller Disclosure Letter contains a complete and accurate list of all Material Contracts entered into by or relating to the Seller Subsidiaries and the currency dates set out therein. Except as disclosed in Section 4.16 of the Seller Disclosure Letter: (i) each Material Contract is in full force and effect and is valid and binding on the applicable Seller Subsidiary enforceable in accordance with its respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; (ii) each applicable Seller Subsidiary has complied, in all material respects, with all terms under such Material Contracts, has not waived any rights thereunder; (iii) each applicable Seller Subsidiary is entitled to all benefits under any such Material Contract, in accordance with the terms thereof; (iv) no Seller Subsidiary is in material default or alleged to be in material default in respect of, any such Material Contract which would detrimentally affect the entitlement of the applicable Seller Subsidiary, as applicable, to the benefits of such Material Contracts; (v) no material default or breach exists in respect thereof on the part the applicable Seller Subsidiaries or, to the knowledge of the Seller, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of such Material Contracts; and (vi) as of the date hereof, neither the Seller nor any of the Seller Subsidiaries have received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Seller, no such action has been threatened. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Buyer.

4.17 Sale of Product

(a) Section 4.17(a) of the Seller Disclosure Letter lists all Marketing Agreements to which any Seller Subsidiary is a party, for or in respect of the sale minerals or product from the Aurizona Mine, the Fazenda Mine, the Santa Luz Mine and the Riacho Mine, and all such agreements or arrangements shall have been terminated with an effective date of no later than the Closing Date, as contemplated by Section 7.2(g). None of the parties to any such agreements has notified the Seller or any Seller Subsidiary in writing or, to the knowledge of the Seller, orally, that it intends to terminate, cancel, materially reduce, or otherwise materially and adversely modify its relationship with the Seller or the relevant Seller Subsidiary, and to the knowledge of the Seller, no such party is otherwise likely to do so as a result of the consummation of the transactions contemplated by this Agreement or otherwise.

(b) Except as disclosed in Section 4.17(b) of the Seller Disclosure Letter, neither the Seller nor any Seller Subsidiary is engaged in any material dispute or material claim with a party to any Marketing Agreement, and, to the knowledge of the Seller, no such dispute or claim is threatened.

(c) Except as disclosed in Section 4.17(c) of the Seller Disclosure Letter, there are no material outstanding payments, rebates, credits, or other obligations owed by the Seller or any Seller Subsidiary to any such party under the Marketing Agreements, or by any such party to the Seller or any Seller Subsidiary, other than those arising in the Ordinary Course.

4.18 Material Suppliers

(a) Section 4.18(a) of the Seller Disclosure Letter sets forth a true, correct, and complete list of (i) the ten (10) largest suppliers, vendors, or service providers of the Seller Subsidiaries (measured by dollar value of purchases) for each of the two (2) most recent fiscal years and the current fiscal year to date (the "Material Suppliers") and (ii) the amount of purchases from each Material Supplier during such periods. Except as disclosed in Section 4.18(a) of the Seller Disclosure Letter, (i) no Material Supplier has notified the Seller or any Seller Subsidiary in writing or, to the knowledge of the Seller, orally, that it intends to terminate, cancel, materially reduce, or otherwise materially and adversely modify its relationship with the Seller or any Seller Subsidiary, or to materially decrease the volume of business with the Seller or any Seller Subsidiary, and (ii) to the knowledge of the Seller, no such Material Supplier is otherwise likely to do so as a result of the consummation of the transactions contemplated by this Agreement or otherwise.

(b) Except as disclosed in Section 4.18(b) of the Seller Disclosure Letter, neither the Seller nor any Seller Subsidiary is engaged in any material dispute or material claim with any Material Supplier, and, to the knowledge of the Seller, no such dispute or claim is threatened.

(c) Except as disclosed in Section 4.18(c) of the Seller Disclosure Letter, there are no material outstanding payments, rebates, credits, or other obligations owed by the Seller or any Seller Subsidiary to any Material Supplier, or by any Material Supplier to the Seller or any Seller Subsidiary, other than those arising in the Ordinary Course of business.

4.19 Accounts Receivable

All accounts receivable of each of the Seller Subsidiaries reflected in the Seller Financial Information, or that have come into existence since the date of the most recent Seller Financial Information, were created in the Ordinary Course in bona fide arm's length transactions (except for accounts receivables between Seller Subsidiaries), and, except to the extent that they have been paid in the Ordinary Course since the date of the Seller Financial Information, are valid and enforceable and payable in full, without any right of set-off or counterclaim or any reduction for any credit or allowance made or given, except:

(a) to the extent of the allowance for doubtful accounts reflected in the Seller Financial Information; and

(b) in the case of accounts receivable that have come into existence since the date of the most recent Seller Financial Information, for a reasonable allowance for doubtful accounts,

which allowances are, and shall as of the Closing Date be, adequate and calculated in a manner consistent with the previous accounting practice of each of the Seller Subsidiaries. All accounts receivables are valid, undisputed claims not subject to set-off or counterclaim, and are collectible in full within 90 days after billing, unless reserved in accordance with IFRS and applicable Laws, consistently applied as of the date thereof.

4.20 Environmental Matters

(a) Except as disclosed in Section 4.20(a) of the Seller Disclosure Letter, each of Seller and the Seller Subsidiaries and their respective Operations:

(i) are currently carried on and used and have been carried on and used in material compliance with all applicable Environmental Laws;

(ii) has duly obtained all Environmental Permits which are material to the operation of the Business as currently conducted and complied in all material respects with all terms and conditions of such Environmental Permits, and all such Environmental Permits are in force;

(iii) has not received any written notice that an Environmental Authority is intending to revoke, suspend, materially vary or limit any Environmental Permit;

(iv) has not received any Order, written request or written notice from any person alleging a material violation of any Environmental Law which has not been discharged, determined, settled or satisfied (as applicable) in all material respects;

(v) has not received any Order, notice or other communication from any Environmental Authority of any actual or threatened communication relating to non-compliance with any Environmental Law which would give rise to an undischarged liability;

(vi) is not a party to any Proceeding, nor, to the knowledge of the Seller, is any Proceeding threatened against it or its property or assets, which in either case asserts or alleges that it materially violated any Environmental Laws, is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or is required to pay all or a relevant portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances;

(vii) has not used nor permitted the use of any property to release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substances in any manner that has resulted in a material violation of Environmental Laws which has not been resolved; and

(viii) has no knowledge of (i) any fines, penalties, corrective actions, or remedial actions outstanding or threatened against the Seller or any Seller Subsidiary or (ii) any pending changes to Environmental Laws that would render illegal or materially restrict the Operations as currently conducted.

(b) Section 4.20(b) of the Seller Disclosure Letter lists all relevant Environmental Permits necessary for the Operations.

(c) Except as disclosed in Section 4.20(c) of the Seller Disclosure Letter, the Mining Rights are not located within any "Nature Restricted Area" or "Natural Reserve", as defined in the Environmental Laws, nor has the Seller or any of the Seller Subsidiaries received written notice from any Environmental Authority informing the creation of such areas or reserves where the Mining Rights are located.

(d) Except as disclosed in Section 4.20(d) the Seller Disclosure Letter, there is no agreement for the Adjustment of Conduct (Termo de Ajustamento de Condutas - TAC), commitment agreement or any type of agreement currently in force between any of the Seller Subsidiaries and any Governmental Authority in connection with environmental matters.

4.21 No Expropriation

No part of the property or assets of any of the Seller Subsidiaries has been taken, condemned or expropriated by any Governmental Authority nor has the Seller received any written notice that a Proceeding in respect thereof been commenced nor, to the knowledge of the Seller, does any Governmental Authority intend or propose to give such notice or commence any such Proceedings.

4.22 Technical Reports

The Technical Reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the reports were prepared. Luna has made available to the authors of the Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

4.23 Books and Records

(a) The financial Books and Records of each of the Seller Subsidiaries have been maintained in accordance with IFRS and fairly reflect the material transactions, results of Operations, cash flows and dispositions of the assets and properties of such Seller Subsidiary.

(b) The corporate Books and Records and minute books for each of the Seller Subsidiaries, all of which have been made available to the Buyer, have been maintained, to the knowledge of the Seller, in accordance with applicable Law and contain complete and accurate records of all matters required to be dealt with in such Books and Records, in each case in all material respects, and no material meeting, or material action taken by written consent, of any stockholders, board of directors or committee of any of the Seller Subsidiaries has been held for which minutes have not been prepared and are not contained in such Books and Records. The Seller has made available to the Buyer all minutes and resolutions of the shareholders or directors of each of the Seller Subsidiaries.

4.24 Insurance

Section 4.24 of the Seller Disclosure Letter sets out true, accurate and complete particulars of all insurance policies of the Seller Subsidiaries in force, which are the Existing Insurance Policies, specifying in each case, the name of the insurer, the amount of the coverage, the policy number, and any pending claims. None of the Seller Subsidiaries: (i) is in material default with respect to any of the provisions contained in any Existing Insurance Policy; (ii) has failed to give any notice or present any material claim under any insurance policy in a due and timely manner; or (iii) has outstanding amounts payable under any Existing Insurance Policy. There are no material claims by any of the Seller Subsidiaries pending under any of the Existing Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. The Existing Insurance Policies are of the type and in the amounts customary for the Operations of each of the Seller Subsidiaries and are sufficient for compliance with all applicable Laws and Contracts to which any of the Seller Subsidiaries is a party or by which it is bound. The implementation of the transactions contemplated by this Agreement shall not cause any of the Existing Insurance Policies to be terminated.

4.25 Compliance with Laws

Except as disclosed in Section 4.25 of the Seller Disclosure Letter, the Seller and each of the Seller Subsidiaries have operated and are currently operating in material compliance with all applicable Laws.

4.26 Litigation

Except as disclosed in Section 4.26 of the Seller Disclosure Letter:

(a) there are no Proceedings pending or, to the knowledge of Luna or Seller Subsidiaries, threatened against or affecting or related to, Luna or any of the Seller Subsidiaries;

(b) neither Luna nor any Seller Subsidiary is subject to any outstanding Order; and

(c) there are no events or circumstances that may give rise to, or serve as a basis for such a Proceeding or Order,

that individually or in the aggregate, is reasonably likely to prevent or materially delay completion of the transactions contemplated by this Agreement, materially restrict the conduct of the Operations as currently conducted or result in a Material Adverse Change.

4.27 Taxes

Except as disclosed in Section 4.27 of the Seller Disclosure Letter:

(a) All Tax Returns that are required to be filed by each of the Seller Subsidiaries, including any elections and designations required by or referred to in any such Tax Returns, have been duly and timely filed (taking into account any available extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) Each of the Seller Subsidiaries has paid in full and when due all Taxes required to be paid by it, including any amount due on or before the Closing Date, including instalments or prepayments of Taxes, except such Taxes or duties as are being contested in good faith by appropriate Proceedings, and no deficiency with respect to the payment of any Taxes or Tax instalments has been asserted in writing against a Seller Subsidiary by a Governmental Authority.

(c) Each of the Seller Subsidiaries has deducted, withheld and collected from each payment made to any person, including any Employee, officer or director and all persons who are or are deemed to be non-residents of Canada for purposes of the Tax Act, all amounts required by applicable Law to be deducted, withheld or collected, and has fully remitted such deducted, withheld and collected amounts within the prescribed periods (or made adequate provision for the payment of such amounts) to the appropriate Governmental Authority.

(d) Each of the Seller Subsidiaries has charged, collected and remitted on a timely basis (or made adequate provision for the payment of such amounts) all Taxes as required under applicable Law on any sale, supply or delivery, made by it.

(e) No Tax assessments, reassessments, audits or other administrative or judicial Tax Proceedings are being conducted or, to the knowledge of the Seller, are currently pending or threatened with respect to any Seller Subsidiary, nor is there any matter under discussion with any Governmental Authority relating to Taxes. None of the Seller Subsidiaries have received from any Governmental Authority any (i) notice indicating an intent to open an audit or other review with respect to Taxes, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax. The Seller is not aware of any contingent liability of any Seller Subsidiary for Taxes nor has any ruling request or equivalent request been made to the Brazilian Tax Authority by the Seller or any Affiliate.

(f) There are no Encumbrances (other than Permitted Encumbrances) for Taxes on the equity, assets or properties of any Seller Subsidiary.

(g) None of the Seller Subsidiaries have Tax benefits or, if any of them has any Tax benefits, it shall have at all times fully complied with the terms and conditions required for the granting and maintenance of any Tax benefits granted to it, and, to the Seller's knowledge, there is no act, fact, omission, or circumstance that may cause the amendment, review, modification or cancellation of any Tax benefit.

(h) No Governmental Authority has asserted in writing that any Seller Subsidiary is required to file any Tax Returns with, or is liable to pay or remit Taxes to, any Governmental Authority in any jurisdiction in which such Seller Subsidiary does not currently file any Tax Returns and the Seller does not have reason to believe that any such requirement or liability exists.

(i) None of the Seller Subsidiaries have received any requirement, demand or request from any Governmental Authority pursuant to section 224 of the Tax Act or any similar provision of an applicable Law of any province or territory of Canada that remains unsatisfied in any respect.

(j) No Seller Subsidiary is a party to any agreement, waiver or arrangement with any Governmental Authority that relates to any extension of time with respect to the filing of any Tax Return, any payment of Taxes or any assessment.

(k) True copies of all Tax Returns prepared and filed by each Seller Subsidiary, together with any notices of assessment or reassessment of each Seller Subsidiary and all correspondence with any Governmental Authority relating to Taxes for any taxation year or period that remains open for assessment or reassessment as of the date hereof have been made available to the Buyer.

(l) No facts, circumstances or events exist or have existed that have resulted in, or may result in, the application of any of sections 15, 17, 79 to 80.04 of the Tax Act (or any similar provision of an applicable Law of any province or territory of Canada) to any Seller Subsidiary.

(m) No Seller Subsidiary is subject to liability for Taxes of any other person (including, for greater certainty, under sections 159 and 160 of the Tax Act). Except as set forth in 4.27 of the Seller Disclosure Letter, no Seller Subsidiary has entered into any Tax indemnity, Tax sharing, Tax allocation or other agreement with, or provided any undertaking to, any person pursuant to which it has assumed liability for the payment of income Taxes owing by such person.

(n) The value of the consideration paid or received by each Seller Subsidiary for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom the Seller Subsidiary was not dealing at arm's length within the meaning of the Tax Act was equal to the fair market value of such property acquired, provided or sold or services purchased or provided.

(o) Luna is duly registered with the Canada Revenue Agency under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) for purposes of goods and services sales Tax and the harmonized sales Tax ("GST/HST") and its GST/HST registration number is 12544 6161 RT0001. All input Tax credits, rebates and similar refunds claimed by Luna for GST/HST and provincial or other sales or value-added tax purposes were calculated in accordance with applicable Laws. Luna has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST/HST and provincial or other sales or value-added Tax in accordance with applicable Laws.

(p) No Seller Subsidiary has claimed any reserves or deductions for purposes of the Tax Act (or for purposes of any applicable Law of any province or territory of Canada) that may give rise to Tax in a taxation year or period that begins on or after the Closing Date or, with respect to a Straddle Period, the portion of such period beginning on or after the Closing Date.

(q) No Seller Subsidiary has made any payment, or is obligated to make any payment, or is a party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of section 67 or give rise to an income inclusion pursuant to section 78 of the Tax Act or any similar provision of an applicable Law of any province or territory of Canada.

(r) None of the shares of any Seller Subsidiary constitute "taxable Canada property" for purposes of the Tax Act.

(s) The Seller Subsidiaries have complied with all information reporting and record keeping requirements under applicable Tax Laws, including retention and maintenance of required records with respect thereto.

(t) No Seller Subsidiary has engaged in any transaction that is a "reportable transaction" as defined in subsection 237.3(1) of the Tax Act or a "notifiable transaction" as defined in proposed subsection 237.4(1) of the Tax Act.

(u) Each Seller Subsidiary has complied in all respects with relevant transfer pricing laws, including preparing contemporaneous documentation and other documents contemplated thereby, including, for greater certainty, section 247 of the Tax Act and Brazilian Law No. 14,596, of June 14, 2023.

(v) All dividends (including any deemed dividends) paid as "eligible dividends", as that term is defined in subsection 89(1) of the Tax Act, have been properly designated and paid in accordance with subsection 89(14) of the Tax Act by any Seller Subsidiary that is resident in Canada for purposes of the Tax Act and any such Seller Subsidiary does not have any liability for Tax under subsection 185.1(1) of the Tax Act.

None of the representations set forth in this Section 4.27 shall be interpreted as providing any representation, warranty or other assurance regarding the existence, amount, value or condition of any Tax asset or Tax attributes of the Seller Subsidiaries (including, but not limited to, any Tax loss carryforward) or the ability of the Buyer or any of its Affiliates (including, on or after the Closing Date, the Seller Subsidiaries) to utilize such Tax asset or Tax attributes.

4.28 Related Party Transactions

Except as listed in Section 4.28 of the Seller Disclosure Letter, other than (a) intercompany arrangements among the Seller and its Affiliates other than the Seller Subsidiaries entered into in the Ordinary Course and (b) intercompany arrangements among or between the Seller Subsidiaries entered into in the Ordinary Course, no present or former director, officer, stockholder, equityholder or Affiliate of any of the Seller Subsidiaries, nor any of such person's Affiliates or immediate family members, is a party to any agreement with or binding on any of the Seller Subsidiaries or any of their properties, or has any interest in any property owned or leased by any of the Seller Subsidiaries.

4.29 Employment Matters

(a) Other than as disclosed in Section 4.29(a) of the Seller Disclosure Letter, to the knowledge of the Seller, no Seller Subsidiary has employed or retained any Key Employee without a written employment Contract. No Key Employee is subject to an oral employment contract with any Seller Subsidiary, and no Key Employee has any oral entitlements in addition to their entitlements under their written employment contracts. Other than as set out in Section 4.29(a) of the Seller Disclosure Letter, no Key Employee is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the completion of the transactions contemplated herein.

(b) The Seller Subsidiaries are in compliance in all material respects with: (i) all applicable Laws relating to employment and employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, human rights, accessibility, labour relations, employment equity, pay equity and workers' compensation; and (ii) any other applicable labour and social security Laws. No Seller Subsidiary has any liability in respect of post-retirement medical, dental or life insurance benefits for Employees (other than coverage mandated by applicable Law). Except as disclosed in Section 4.29(b), there have been no complaints or actions involving Key Employees before any labour relations board, tribunal, or commission within the five-year period preceding the Effective Date.

(c) Except as set forth in Section 4.29(c) of the Seller Disclosure Letter, there is no commitment or agreement binding upon any of the Seller Subsidiaries to increase wages or benefits, to modify the terms and conditions of or terminate the employment of any Key Employee, except when made in the Ordinary Course.

(d) Except as set forth in Section 4.29(d) of the Seller Disclosure Letter, to the knowledge of the Seller, as at the Effective Date, there are no charges pending under occupational health and safety legislation arising under applicable Law (in this subsection, "OHSA") in respect of the Operations. Each of the Seller Subsidiaries has complied in all material respects with any orders issued under OHSA in respect of the Operations and as of the Effective Date, there are no appeals of any orders by any of the Seller Subsidiaries under OHSA outstanding. All inspection reports received by the Seller Subsidiaries in the past five years under OHSA have been made available to Buyer.

(e) Section 4.29(e) of the Seller Disclosure Letter contains a true and complete list of the names of all individuals who are Key Employees of any of the Seller Subsidiaries, specifying the title or classification and rate of salary or hourly pay and commission or bonus entitlements (if any) for each such Key Employee of the Seller Subsidiaries. Except as set forth in Section 4.29(e) of the Seller Disclosure Letter, no Key Employee has been continually absent from work for a period in excess of one month and who is in receipt of benefits pursuant to the provisions of a short or long term disability plan provided by the Seller or any of the Seller Subsidiaries, applicable workplace safety and insurance legislation or other applicable workplace safety and insurance legislation.

(f) No individual is employed by, or working under contract with, any Seller Subsidiary that is existing under the laws of the Netherlands or who is subject to Dutch employment law.

(g) Other than as set out in Section 4.29(g) of the Seller Disclosure Letter, there are no outstanding agreements, commitments, understandings, plans or intentions, whether written or oral, to effect any such reassignment, transfer, secondment or reallocation of any Employee prior to the Closing Date.

(h) All accruals for employment benefits, including, but not limited to, unpaid vacation pay, premiums and contributions for Benefit Plans, accrued wages, salaries and commissions have been reflected in all material respects in the Books and Records of the Seller Subsidiaries. All current assessments under applicable workers compensation legislation in relation to the Employees listed in Section 4.29(e) of the Seller Disclosure Letter have been paid or accrued by the applicable Seller Subsidiaries, and such Seller Subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(i) Other than as set out in Section 4.29(i) of the Seller Disclosure Letter, there is no agreement for the Adjustment of Conduct (Termo de Ajustamento de Condutas - TAC), commitment agreement or any type of agreement currently in force between any of the Seller Subsidiaries and any Governmental Authority in connection with labor and/or employment matters.

4.30 Collective Agreements

(a) Other than as disclosed in Section 4.30(a) of the Seller Disclosure Letter, none of the Seller Subsidiaries is, or has been, a party, either directly or by operation of law, to any Collective Agreement, and to the knowledge of the Seller, no union organizing activities have occurred with respect to current or former Employees or have been threatened.

(b) To the knowledge of the Seller, during the two-year period preceding the Effective Date, no worker or other union has challenged the existence or validity of the Collective Agreements disclosed in Section 4.30(a) of the Seller Disclosure Letter.

(c) As of the Effective Date, none of the Seller Subsidiaries is currently engaged in any labour negotiations nor is party to any application, complaint or other Proceeding under any employment or labour statute, no strike, labour suit or Proceeding or labour administrative Proceeding is pending or, to the knowledge of the Seller, threatened regarding Employees.

4.31 Benefit Plans

(a) Section 4.31(a) of the Seller Disclosure Letter contains a true and complete list of each Benefit Plan to which any of the Seller Subsidiaries is a party or by which it is bound. Other than as set forth in Section 4.31(a) of the Seller Disclosure Letter, none of the Benefit Plans is maintained or administered by a person other than the Seller or the Seller Subsidiaries. There are no defined benefit plans maintained by any Seller Subsidiary.

(b) None of the Seller Subsidiaries has any formal plan or commitment, whether legally binding or not, to create any additional Benefit Plan or to modify or change any existing Benefit Plan that would affect any Employee or former Employee of or engaged by any of the Seller Subsidiaries, except such modification or amendment as may be required to be made to secure the continued registration of any existing Benefit Plan with each applicable Governmental Authority.

(c) All employer or Employee payments, contributions or premiums required to be remitted or paid in respect of each Benefit Plan or by applicable Law have been made in all material respects in accordance with Law and the terms of the Benefit Plan.

4.32 Seller Subsidiaries Intellectual Property

(a) The Seller has no knowledge of any claim of infringement or breach by any of the Seller Subsidiaries of any industrial or intellectual property rights of any other person nor has the Seller or any of the Seller Subsidiaries received any notice that Operations, including the use of any Seller Subsidiaries Intellectual Property used by them, infringes upon or breaches any industrial or intellectual property rights of any other person, or the trade secrets, know-how or confidential or proprietary information of any other person, and the Seller has no knowledge of any infringement or violation of any of the rights of any of the Seller Subsidiaries in the Seller Subsidiaries Intellectual Property owned by any of the Seller Subsidiaries.

(b) Section 4.32(b) of the Seller Disclosure Letter contains a complete and accurate list of the Seller Subsidiaries Intellectual Property. The Seller Subsidiaries have no other intellectual property.

4.33 Cyber Security

Each of the Seller and the Seller Subsidiaries is in material compliance with all applicable Laws relating to data protection, privacy, cyber security, and the collection, storage, processing, use, disclosure, transfer, and protection of Personal Information and confidential data.

4.34 Condition and Sufficiency of Assets and Properties

Other than as disclosed in Section 4.34 of the Seller Disclosure Letter, the Mine Assets, together with all other buildings, plants, structures, fixtures, machinery, equipment, vehicles and other items of tangible personal property owned or leased by any of the Seller Subsidiaries and used in the conduct of Operations, have, in all material respects, been maintained in the Ordinary Course and shall (subject to ordinary wear and tear) be sufficient at the Time of Closing for the conduct of the Operations after Closing in substantially the same manner as conducted by the Seller Subsidiaries immediately prior to the Time of Closing.

4.35 Unlawful Contributions

(a) Each of the Seller and the Seller Subsidiaries, their respective officers and directors and, to the knowledge of the Seller, their Employees and agents, are in compliance with, and have not been charged under, Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in any of the Seller or any of the Seller Subsidiaries being designated as a Sanctioned Person or Sanctioned Entity.

(b) Each of the Seller Subsidiaries has, in all material respects, implemented and maintains in effect policies and procedures designed to ensure compliance by such Seller Subsidiary and their respective directors, officers, Employees and agents with Anti-Corruption Laws and applicable Sanctions, and each Seller Subsidiary and their respective officers, directors, employees and, to the knowledge of the Seller (after due inquiry), agents are in compliance with Anti-Corruption Laws and applicable Sanctions. None of the Seller Subsidiaries or any of their respective directors, officers, Employees or agents is a Sanctioned Person.

(c) None of the Seller Subsidiaries, nor, to the knowledge of the Seller, any of their respective directors, officers, Employees or agents has taken any action that would cause any of the Seller Subsidiaries to be in violation in any material respect of AML Legislation. No Proceedings under any such Law are pending against or affecting any of the Seller Subsidiaries nor, to the knowledge of the Seller, are any threatened.

(d) The Operations of the Seller Subsidiaries are, and have been conducted at all times in material compliance with the financial record-keeping and reporting requirements of AML Legislation of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws") to which the Seller or the Seller Subsidiaries are subject, and no Proceeding by or before any Governmental Authority or arbitrator involving the Seller or a Seller Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Seller, threatened.

4.36 Non-Governmental Organizations and Community Groups

Other than as set forth in Section 4.36 of the Seller Disclosure Letter, none of the Seller Subsidiaries are engaged in responding to any written complaint delivered to any of the Seller Subsidiaries from any non-governmental organization, Indigenous community or local community group, in respect of the Mine Assets or the Operations.

4.37 Guarantees

Except as set out in Section 4.37 of the Seller Disclosure Letter, no Seller Subsidiary is a party to any guarantee in respect of Indebtedness of any person (other than another Seller Subsidiary), other than guarantees which will be discharged no later than immediately prior to Closing.

4.38 Finders' Fee

Other than as disclosed in Section 4.38 of the Seller Disclosure Letter, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Seller or any Seller Subsidiary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller as follows and acknowledges that the Seller is relying on such representations and warranties in entering into this Agreement and completing the sale and transfer of the Purchased Shares and the transactions contemplated hereby.

5.1 Existence and Corporate Approvals

The Buyer is a corporation validly existing and in good standing under the Laws of Hong Kong. AcquireCo is a corporate validly existing and in good standing under the Laws of Canada. The Buyer and AcquireCo each have the corporate power or other organization power, and capacity to: (a) own the Purchased Shares; (b) carry on its respective business as currently conducted; and (c) execute, deliver and perform its respective obligations under this Agreement.

5.2 Execution, Delivery and Enforceability

The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of the Buyer and AcquireCo and constitutes a legal, valid and binding obligation of the Buyer and AcquireCo, enforceable against the Buyer and AcquireCo in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

5.3 No Conflict

The authorization, execution and delivery of this Agreement, the performance by each of the Buyer and AcquireCo of their respective obligations hereunder shall not:

(a) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any Consent or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or cause any Indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on the Buyer or AcquireCo, under any of the terms, conditions or provisions of:

(i) the constating documents of the Buyer or AcquireCo or the terms of the Buyer Common Shares; or

(ii) any Order, Permit or material Contract to which the Buyer or AcquireCo is now a party or by which any such party is bound, or constitute a default thereunder;

(b) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to the Buyer or AcquireCo or any of their respective properties or assets;

(c) cause the suspension or revocation of any Permit currently in effect held by the Buyer or AcquireCo;

(d) give rise to any rights of first refusal or trigger any change in control provisions under any note, bond, mortgage, indenture, Contract, license, franchise or Permit to which the Buyer or AcquireCo is a party; or

(e) require the Buyer or AcquireCo to obtain any material Consent, license, certification or approval from any third party which has not been duly obtained;

5.4 Consents and Regulatory Approvals

As at the Effective Date, no Consent of any Governmental Authority or any other person is required to be obtained or made by the Buyer or AcquireCo in connection with the consummation of the transactions contemplated by this Agreement, other than the Key Regulatory Approvals.

5.5 Compliance with Laws

The Buyer and AcquireCo have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any applicable Laws.

5.6 Litigation

There are no material Proceedings pending or, to the knowledge of the Buyer, threatened against or affecting or related to, the Buyer or AcquireCo before or by any non-governmental organization, community, community group, ejido, aboriginal peoples or aboriginal group or Governmental Authority, including matters arising under Environmental Laws. None of the Buyer nor AcquireCo is subject to any outstanding Order that, individually or in the aggregate, is reasonably likely to prevent or materially delay completion of the transactions contemplated by this Agreement, materially restrict the conduct of the Operations as currently conducted. None of the Buyer nor AcquireCo has knowledge of any ground on which any such Proceeding might be commenced with any reasonable likelihood of success.

5.7 Unlawful Contributions

(a) Each of the Buyer and AcquireCo, their respective officers and directors and, to the knowledge of the Buyer, their employees and agents, are in compliance with, and have not been charged under, Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in the any of the Buyer or AcquireCo being designated as a Sanctioned Person or Sanctioned Entity.

(b) Each of AcquireCo and its officers, directors, employees and, to the knowledge of the Buyer, agents are in compliance with Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in AcquireCo being designated as a Sanctioned Person or Sanctioned Entity. None of AcquireCo nor any of its directors, officers, employees or agents is a Sanctioned Person.

(c) None of AcquireCo, nor, to the knowledge of the Buyer, its directors, officers, employees or agents has taken any action that would cause AcquireCo to be in violation in any respect of AML Legislation. No Proceedings under any such Law are pending against or affecting AcquireCo  nor, to the knowledge of the Buyer, are any threatened.

(d) To the knowledge of the Buyer, the Operations of AcquireCo are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of AML Legislation of the Money Laundering Laws to which the Buyer or AcquireCo is subject, and no Proceeding by or before any governmental entity or body or arbitrator involving the Buyer or AcquireCo with respect to the Money Laundering Laws is to the knowledge of the Buyer, pending or threatened.

5.8 Financial Capacity

The Buyer has, or shall have on or prior to the Closing Date, full financial capacity to comply with all payment obligations provided under this Agreement and shall continue to have such financial capacity until such payment obligations have to be complied with.

ARTICLE 6
TAX MATTERS

6.1 Preparation of Tax Returns

(a) The Buyer shall cause to be prepared and filed on a timely basis all Tax Returns for the Seller Subsidiaries for (a) any Pre-Closing Tax Period for which Tax Returns have not been filed as of the Closing Date and (b) for any Straddle Period for which Tax Returns are required to be prepared and filed (all Tax Returns referred to in clause (a) and (b) above collectively being referred to herein as the "Stub Period Returns"). The Buyer shall prepare each Stub Period Return on a basis consistent with (i) applicable Law, (ii) the Closing Statement and (iii) the past practices and procedures of the Seller Subsidiaries. The Buyer shall provide to the Seller for its review a draft of each Stub Period Return no later than thirty (30) days prior to the due date for filing such Tax Return (including extensions thereto) with the appropriate Governmental Authorities. The Seller shall notify the Buyer in writing within fifteen (15) days after delivery of a Stub Period Return if it has any comments with respect to items set forth in such Stub Period Return. The Buyer shall make any changes reasonably requested by the Seller with respect to the Stub Period Returns. Within ten (10) Business Days of receipt by the Seller from the Buyer of notification of the amount of any Taxes shown as owing on such Stub Period Returns that were not deducted in calculating the Closing Working Capital or included in Closing Indebtedness, the Seller will pay to the Buyer such amount. Any such payments will be treated as a reduction of the Purchase Price.

(b) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending at the Time of Closing shall be:

(i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period up to and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(ii) in the case of Taxes not described in (a) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of such Taxes determined as if such tax period ended immediately prior to the Time of Closing on a "closing of the books" basis.

6.2 Tax Contests

Notwithstanding any other provision of this Agreement:

(a) The Seller shall have the exclusive authority to control, at its own expense, any submissions in respect of any Proceeding with respect to Taxes commencing on or before the Closing Date and any objection or appeal in respect of such Proceeding (each, an "Existing Tax Proceeding") and may make all decisions in connection with such Existing Tax Proceeding. Without limiting the foregoing, the Seller may, in its sole discretion, pursue or forego any and all administrative appeals, Proceedings and conferences with any Governmental Authority with respect thereto, and may, in its sole discretion, contest the Existing Tax Proceeding in any permissible manner, provided that the Seller may not settle any Tax Contest (including, for the avoidance of doubt, any Existing Tax Proceeding) without the written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, and provided for certainty that nothing in this Section 6.2(a) shall diminish any indemnity obligation of the Seller under this Agreement.

(b) If a Buyer's Indemnified Party receives any written proposal to assess or reassess, assessment, reassessment, appeal or notification of similar Proceeding relating to Taxes (each such Proceeding, a "Tax Contest") with respect to any Tax in respect of which a claim may be made for indemnification under this Agreement (each, a "Tax Notice"), such Buyer's Indemnified Party shall use commercially reasonable efforts to promptly (but in any event within ten (10) Business Days of receipt) deliver a copy of the Tax Notice to the Seller, together with all correspondence relating to, and any other documents received in respect of, such Tax Notice; provided that the failure to provide Seller with a Tax Notice shall not relieve the Seller of the Tax indemnification obligations provided hereunder unless the failure to provide such Tax Notice within ten (10) Business Days of receipt shall have materially prejudiced the ability of the Seller to defend the Tax claim to which such Tax Notice relates or otherwise exercise any other rights hereunder with respect to the Tax Notice, and then shall only relieve the Seller of its Tax indemnification obligations to the extent of such prejudice.

(c) Subject to Section 6.2(a), where a Tax Contest relates solely to Taxes for which the Seller would be liable pursuant to this Agreement, the Seller shall have the exclusive authority to control, at its own expense, any submissions in respect of such Tax Contest, and any objection or appeal in respect of such Tax Contest, and may make all decisions in connection with such Tax Contest, provided that the Seller has, after receiving written notification of a Tax Notice, notified the Buyer of its intention to control such Tax Contest. Without limiting the foregoing, the Seller may, in its sole discretion, pursue or forego any and all administrative appeals, Proceedings and conferences with any Governmental Authority with respect thereto, and may, in its sole discretion, contest the Tax Contest in any permissible manner, provided that neither the Seller nor the Buyer may settle any such Tax Contest without the written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the Seller may not assume or conduct the defense of such Tax Contest if the Seller does not acknowledge in writing its indemnification obligations under Article 8 relating to such Tax Contest. If the Seller fails within ten (10) Business Days of receipt of written notification of a Tax Notice to assume control of a Tax Contest in accordance with this Section 6.2(c), or otherwise fails to diligently defend any such Tax Contest, then the Seller shall be deemed to have waived its right to control the Tax Contest and Section 6.2(d) shall apply to the Tax Contest.

(d) Subject to Sections 6.2(a) and  6.2(c), the Buyer shall have control of any Tax Contest, provided that if the Tax Contest relates in part to Pre-Closing Taxes for which the Seller could be liable under this Agreement, the Seller shall have the right to participate, at the Seller's sole cost and expense, in such Tax Contest and the Buyer shall not settle any such Tax Contest without the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) In the case of a Tax Notice concerning an amount of Taxes (i) in respect of which a Governmental Authority is legally permitted to take collection action at that time, or (ii) in respect of which any amount is garnished by a Governmental Authority (each such amount a "Preliminary Compulsory Payment Amount"), the Seller shall, within ten (10) Business Days of receipt of written notification of such Tax Notice, pay the Buyer an amount equal to the Preliminary Compulsory Payment Amount. Upon the occurrence of a Final Compulsory Payment Indemnification Event (if any), (i) if the aggregate of all Preliminary Compulsory Payment Amounts is less than the amount so determined under the Final Determination to be the amount owing (the "Final Compulsory Payment Amount"), the Seller shall, within ten (10) Business Days of the time that the Buyer notifies the Seller of the occurrence of the Final Compulsory Payment Indemnification Event, pay to the Buyer an amount equal to the difference between the aggregate for all Preliminary Compulsory Payment Amounts and the Final Compulsory Payment Amount, and (ii) if the aggregate of all Preliminary Compulsory Payment Amounts paid by the Seller exceeds the Final Compulsory Payment Amount, the Buyer shall within ten (10) Business Days of the receipt of any related refund or credit, pay to the Seller the amount of such refund or credit (including any interest paid or credited with respect thereto but net of any Taxes payable by the Buyer in respect of such refund, credit or interest).

Notwithstanding the foregoing, this Section 6.2 shall not apply with respect to any Tax Contest that relates in whole or in part to Specified Taxes, which shall be governed by the Specified Indemnities Agreement.

6.3 Cooperation Respecting Tax Matters

Each Party shall provide reasonable cooperation to the other Parties and their counsel in respect of Tax matters arising under this Agreement ("Tax Matters"), including:

(a) providing prompt notice to the other Party in writing of any pending or threatened Tax audits or assessments of any Seller Subsidiary for tax periods for which the other may have a liability under this Agreement;

(b) providing the other Party and its counsel with draft copies of all filings, motions, applications, correspondence and other documents the Party defending the claim intends to file with or deliver to any Governmental Authority in connection with a Tax Matter at least ten (10) Business Days prior to the date on which such documents are filed or delivered and considering the comments of the other Party and its counsel regarding such filings, motions, applications, correspondence and other documents;

(c) promptly notifying the other Party of any communication the Party defending a Tax Matter receives from any Governmental Authority regarding such Tax Matter and providing the other Party with copies of all correspondence, filings or communications between such Party defending the claim, on the one hand, and any Governmental Authority or members of the staff of any Governmental Authority, on the other hand, in each case to the extent relating to any such Tax Matter; provided that the Buyer shall in all cases have the right to attend any meetings or participate in other discussions (or have Buyer's counsel attend or participate) with the staff of any Governmental Authority or such Governmental Authority's counsel;

(d) keeping the other Party and its counsel advised on a prompt and ongoing basis of the status of such Tax Matter and any material changes or developments with respect thereto and promptly and fully responding to all requests for information, questions and comments of the other Party and its counsel from time to time;

(e) making available to each other in a prompt fashion such data, documents and other information as may reasonably be required for the preparation and filing of all Stub Period Returns, or for the conduct of any Tax Matter, and preserving all such data, documents and information until the expiry of the limitation period under applicable Law with respect to the taxation years or periods covered by such Stub Period Returns, or until a Final Determination has been made in respect of such Tax Matter, as the case may be; and

(f) promptly signing and delivering such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) Taxes, or an exemption from (or an extension in respect of) an obligation to file Tax Returns.

6.4 Amendments to Tax Returns

The Buyer covenants that it shall not, nor shall it cause or allow the Seller Subsidiaries or any Affiliate of the Buyer or the Seller Subsidiaries to, without the prior written consent of the Seller:

(a) re-file, amend, provide any waiver (including, for greater certainty, a waiver pursuant to subparagraph 152(4)(a)(ii) of the Tax Act) with respect to or otherwise modify any Tax Return of a Seller Subsidiary that was filed in respect of any taxation year or fiscal period, as applicable, commencing before the Closing Date; or

(b) make any Tax election that would have any retroactive effect to any taxation year or fiscal period, as applicable, commencing before the Closing Date,

unless such re-filing, amendment, waiver, modification, or Tax election is required by applicable Law and written notice is provided to the Seller in advance of such re-filing, amendment, waiver, modification or Tax election. The Seller shall have no liability whatsoever resulting from any action by the Buyer, a Seller Subsidiary or any Affiliate of the Buyer or a Seller Subsidiary contrary to this Section 6.4.

6.5 Tax Refunds

Any refunds or credits of Taxes (including any interest paid or credited with respect thereto net of any Taxes paid by a Seller Subsidiary on such interest) of, or with respect to, the Seller Subsidiaries for any Pre-Closing Tax Period or the portion of the Straddle Period ending immediately prior to the Closing Date (as determined under Section 6.1(a)) will be for the account of the Seller (except to the extent such refunds or credits were specifically included in calculating the Purchase Price) (a "Seller Refund"). The Buyer will promptly inform the Seller of any such Seller Refund to which the Seller may be entitled hereunder and Buyer will pay to the Seller an amount equal to the amount of any such refunds or credits, net of any Taxes on the recognition of such refunds or credits by the Seller Subsidiary, and any Taxes required to be paid or withheld by the Buyer on the payment of the amount to the Seller, within ten (10) Business Days following the date such refunds or credits were paid or credited by the relevant Governmental Authority to the applicable Seller Subsidiary. In the event that the Seller Subsidiary is required to repay all or a portion of such Seller Refund to the relevant Governmental Authority, the Seller, upon the request of the Buyer, shall promptly repay to the Buyer an amount equal to the portion of such Seller Refund required to be so repaid and that had previously been paid to the Seller by the Buyer. Any payments made pursuant to this Section 6.5 will constitute a dollar-for-dollar adjustment to the Purchase Price.

6.6 Reportable Transactions

The Parties shall reasonably cooperate in good faith to determine whether any transaction contemplated by this Agreement, or any transaction that may be considered to be part of the same series of transactions as the transactions contemplated by this Agreement, is a "reportable transaction" (as defined in section 237.3 of the Tax Act), is a "notifiable transaction" (as defined in section 237.4 of the Tax Act), or is otherwise required to be reported to any applicable Governmental Authority under any analogous provision of any comparable Law, including any transaction subject to mandatory disclosure rules under the Taxation Act (Québec). If any Party determines that any such transaction is reportable then it shall so notify all other Parties and the Parties shall reasonably cooperate in good faith (including sharing of draft reporting forms) to make any such report on a timely basis. Notwithstanding the foregoing and for greater certainty, each Party shall be permitted to report any transaction to an applicable Governmental Authority to the extent that such Party determines, acting reasonably, that such reporting is required by applicable Law.

6.7 Restrictive Covenants

The Parties agree and acknowledge that no monetary consideration is receivable in respect of the "restrictive covenants" (as defined in section 56.4 of the Tax Act) contained in Section 3.14 or anywhere else in this Agreement, that such restrictive covenants are integral to this Agreement, and that such restrictive covenants are provided for the purpose of preserving the fair market value of the Purchased Shares.

6.8 Bump Protection

Each of the Seller and the Parent Company acknowledges its understanding that the intention of the Buyer, following the completion of the transactions contemplated by this Agreement, is to cause an amalgamation or winding-up of certain Seller Subsidiaries such that the Canadian tax "bump" rules will apply in calculating the tax cost of non-depreciable capital property distributed to the Buyer under paragraphs 88(1)(c) and (d) of the Tax Act (a "Bump Transaction"). Each of the Seller and the Parent Company represents and covenants (in respect of itself and its Affiliates) that it:

(a) will not take any action, undertake any reorganization or enter into any transaction or series of transactions that, to its knowledge would result in such non-depreciable capital property constituting "ineligible property" within the meaning of paragraph 88(1)(c) of the Tax Act;

(b) has not acquired nor will acquire any property that is Prohibited Property for a period of at least four years after the date of this Agreement and it has no current intention to acquire property that is Prohibited Property; and

(c) will not undertake any transaction prior to Closing, unless same is expressly contemplated under this Agreement, including, for greater certainty, the Pre-Closing Reorganization, or same has been submitted to Buyer and Buyer has given its prior written approval (referred to as a "Permitted Transaction") to implement same, such approval to be exercised in the Buyer's sole discretion and the documentation providing for any Permitted Transaction shall provide that if the Seller, the Parent Company or any Restricted Person would otherwise be considered to have acquired property described in 88(1)(c)(vi) of the Tax Act, the purported transfer will be null and void and the relevant person will acquire no property interest in such property and will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required to give effect to the foregoing. For greater certainty, nothing in this Section 6.8 shall limit the Parent Company or its Affiliates from carrying out any transaction in the Ordinary Course or any transaction which is unconnected to the Seller Subsidiaries or property of the Seller Subsidiaries.

The Buyer agrees to execute all documents, take all steps and make all filings required to carry out a Bump Transaction as soon as practicable following the Time of Closing and in any event within thirty (30) calendar days. Further, neither the Seller nor the Parent Company nor any Restricted Person will acquire or own, after the Closing Date, any shares or equity interests of Buyer or any debt of Buyer.

6.9 Excessive Eligible Dividend Election

The Seller hereby concurs, for the purposes of subsection 185.1(3) of the Tax Act, to the making of an election under Part III.1 of the Tax Act by a Seller Subsidiary that is a corporation, in the event that the Seller Subsidiary is assessed as having made an "excessive eligible dividend designation" (as defined in subsection 89(1) of the Tax Act) in respect of any dividend paid, or deemed to have been paid, by the Seller Subsidiary on or before the Closing Date, such that it will not have any liability under Part III.1 of the Tax Act in respect of the payment, or deemed payment, of any such dividend. The Seller covenants and agrees to do all things necessary and execute any and all forms or other instruments as may be reasonably requested by the Buyer in order to give effect to this Section 6.9.

ARTICLE 7
CLOSING CONDITIONS

7.1 Mutual Conditions

The obligations of the Seller and the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment on or before the Time of Closing of each of the following conditions:

(a) no preliminary or permanent injunction or other Order issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority shall be in effect, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement;

(b) the Key Regulatory Approvals shall each have been obtained either without condition or in form and substance satisfactory to the Buyer and the Seller, each acting reasonably, and shall not have been revoked, set aside or modified in a manner unacceptable to the Buyer or the Seller, each acting reasonably, on appeal or otherwise;

(c) Seller Consents shall have been obtained and shall not have been modified or withdrawn prior to the Time of Closing; and

(d) the Seller shall have received written confirmations or signed releases, as applicable, in form and substance satisfactory to the Seller and the Buyer (acting reasonably), or the Seller and the Buyer shall otherwise be satisfied, in each case, acting reasonably, that, as applicable, prior to or upon the Time of Closing, each of the Seller Subsidiaries shall be released from the documents set out in Section 7.1(d) of the Seller Disclosure Letter. For the avoidance of doubt, this condition shall be deemed satisfied upon the execution and delivery of the relevant confirmations or releases, and no further formalities, including any filings or registrations shall be required.

The foregoing conditions are for the benefit of both the Seller and the Buyer, and any such condition may be waived in whole or in part only if each of them, at or prior to the Time of Closing, delivers to the other a written waiver to that effect. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity that the Seller or the Buyer may have, including any claims that the Seller or the Buyer may have for breach of covenant, representation or warranty by the other Party, and also without prejudice to the rights of termination of the Seller and the Buyer in the event of non-performance of any other conditions in whole or in part; provided however, that in the event the Parties agree to waive the condition in Section 7.2(b), neither Party may claim against the other Party for any Losses pursuant to an indemnity, or any breach of covenant, representation or warranty resulting from the failure of such condition to be met, except as expressly agreed in any conditions of such waiver.

7.2 Closing Conditions in Favour of the Buyer

The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment on or before the Time of Closing of each of the following conditions:

(a) each of the Seller Fundamental Representations shall be true and correct in all respects as of the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case they shall be true and correct in all respects as of such specified date), and the Seller shall have provided to the Buyer a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(b) the representations and warranties made by the Seller in this Agreement other than the Seller Fundamental Representations shall be true and correct in all respects without giving effect to any limitation indicated by the words "Material Adverse Change", "in all material respects", "material" or "materially", except where the failure of such representations and warranties to be true and correct do not constitute in aggregate a Material Adverse Change, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, then as of such date, or except as affected by transactions contemplated or permitted by this Agreement), and the Seller shall have provided to the Buyer a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(c) the Seller shall have performed and complied in all material respects with all covenants, conditions and agreements required by this Agreement to be performed or complied with by the Seller on or prior to the Time of Closing, and the Seller shall have provided to the Buyer a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(d) no Material Adverse Change with respect to the Seller Subsidiaries, taken as a whole, shall have occurred since the Effective Date, and the Seller shall have provided to the Buyer a certificate dated the Closing Date executed by a senior officer to such effect;

(e) the Pre-Closing Reorganization shall have been completed, to the reasonable satisfaction of the Buyer, without any material impact on the Mine Assets or on any Permits or Operations of the Owners;

(f) any PRC Approvals required in connection with the Buyer's acquisition of the Purchased Shares shall have been obtained on terms consistent with this Agreement and shall be in form and substance satisfactory to the Buyer, acting reasonably, and shall not have been revoked, set aside or modified in a manner unacceptable to the Buyer, acting reasonably, on appeal or otherwise;

(g) all of the obligations of the Seller Subsidiaries under any Marketing Agreements shall have been terminated or released, in each case to the satisfaction of the Buyer;

(h) all deliveries contemplated by Section 2.9 shall have been tabled; and

(i) each of the Seller Consents shall have been obtained in form and substance satisfactory to the Buyer, acting reasonably, and be in effect as of the Closing Date.

The foregoing conditions are for the exclusive benefit of the Buyer and any such condition may be waived in whole or in part by the Buyer at or prior to the Time of Closing by delivering to the Seller a written waiver to that effect executed by the Buyer (provided that no written election of the Buyer pursuant to Section 3.22(a) shall be deemed to constitute any waiver of any conditions set forth in this Section 7.2). Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity the Buyer may have, including any claims the Buyer may have for breach of covenant, representation or warranty by the Seller and also without prejudice to the rights of termination of the Buyer in the event of non-performance of any other conditions in whole or in part.

7.3 Closing Conditions in Favour of the Seller

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment on or before the Time of Closing of each of the following conditions:

(a) each of the Buyer Fundamental Representations shall be true and correct in all respects as of the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case they shall be true and correct in all respects as of such specified date), and the Buyer shall have provided to the Seller a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(b) the representations and warranties made by the Buyer in this Agreement other than the Buyer Fundamental Representations shall be true and correct in all respects without giving effect to any limitation indicated by the words "Material Adverse Change", "in all material respects", "material" or "materially", except where the failure of such representations and warranties to be true and correct does not constitute in aggregate a Material Adverse Change, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, then as of such date, or except as affected by transactions contemplated or permitted by this Agreement), and the Buyer shall have provided to the Seller a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(c) the Buyer shall have performed and complied in all material respects with all covenants, conditions and agreements required by this Agreement to be performed or complied with by the Buyer on or prior to the Time of Closing, and the Buyer shall have provided to the Seller a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(d) the Existing Financial Assurances shall have been fully released and discharged; and

(e) all deliveries contemplated by Section 2.10 shall have been tabled.

The foregoing conditions are for the exclusive benefit of the Seller and any such condition may be waived in whole or in part by the Seller at or prior to the Time of Closing by delivering to the Buyer a written waiver to that effect executed by the Seller. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity the Seller may have, including any claims the Seller may have for breach of covenant, representation or warranty by the Buyer, and also without prejudice to the rights of termination of the Seller in the event of non-performance of any other conditions in whole or in part.

ARTICLE 8
SURVIVAL AND INDEMNIFICATION

8.1 Survival of Representations, Warranties and Covenants

Subject to Section 8.6, all representations, warranties and covenants contained in this Agreement and in all other agreements, documents and certificates delivered pursuant to or contemplated by this Agreement (other than the conditions of Closing set out in Article 7) shall survive the Closing and shall not merge.

8.2 Indemnification by the Seller

Subject to the limitations set out elsewhere in this Article 8, the Seller shall indemnify and save harmless the Buyer, the Buyer's Affiliates (including, after Closing, the Seller Subsidiaries), and each of their respective directors, officers and employees from and against all Losses suffered or incurred by the Buyer, the Buyer's Affiliates (including, after Closing, the Seller Subsidiaries), or any of their respective directors, officers and employees as a result of or arising directly or indirectly out of or in connection with:

(a) any inaccuracy or breach by the Seller of any Seller Fundamental Representation, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which shall be determined with reference to such specified date);

(b) any inaccuracy or breach by the Seller of any representation or warranty of the Seller contained in this Agreement (other than an inaccuracy or breach of a Seller Fundamental Representation) or in any agreement, certificate or other document delivered pursuant hereto, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which shall be determined with reference to such specified date);

(c) the Pre-Closing Reorganization;

(d) Pre-Closing Taxes, to the extent that such Pre-Closing Taxes were not included in the calculation of Closing Indebtedness or Closing Working Capital; and

(e) any breach or non-performance by the Seller of any covenant of the Seller contained in this Agreement.

8.3 Indemnification by the Buyer

Subject to the limitations set out elsewhere in this Article 8, the Buyer shall indemnify and save harmless the Seller from and against all Losses suffered or incurred by the Seller as a result of or arising directly or indirectly out of or in connection with:

(a) any inaccuracy or breach by the Buyer of any Buyer Fundamental Representation, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which shall be determined with reference to such specified date);

(b) any inaccuracy or breach by the Buyer of any representation or warranty of the Buyer contained in this Agreement (other than an inaccuracy or breach of a Buyer Fundamental Representation), as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which shall be determined with reference to such specified date); and

(c) any breach or non-performance by the Buyer of any covenant of the Buyer contained in this Agreement;

8.4 Limitation of Liability

(a) The Buyer, the Buyer's Affiliates (including after Closing, the Seller Subsidiaries), and each of their respective directors, officers and employees shall not be entitled to require payment in respect of any Losses pursuant to the indemnities contained in Section 8.2 of this Agreement and the indemnities contained in Section 2.1(a)(i) to Section 2.1(a)(iv) of the Specified Indemnities Agreement and the Seller shall not be liable for any indemnity payment thereunder unless either alone or together with the amount finally agreed or adjudicated to be payable in respect of Losses for which the Buyer, the Buyer's Affiliates (including after Closing, the Seller Subsidiaries), or any of their respective directors, officers and employees would otherwise be entitled to require payment under such indemnities, such Losses exceed the Minimum Loss Amount. Once the Minimum Loss Amount has been exceeded, the Buyer shall be entitled to require payment in respect of any and all Losses incurred in respect of the indemnities contained in Section 8.2 from the first dollar of such Losses, subject to a maximum liability of the Seller that is equal to:

(i) in respect of Losses other than those referred to in Section 8.4(a)(ii), the Indemnity Cap; and

(ii) in respect of Losses arising (A) from a breach of any Seller Fundamental Representation, (B) from a breach of the representations and warranties set out in Section 4.2 (Residency of Seller), Section 4.27 (Taxes) or (C) directly or indirectly out of or in connection with Pre-Closing Taxes, the Purchase Price, provided, however, that the limits set out in this Section 8.4(a) shall not apply in the case of fraud by the Seller.

(b) Notwithstanding any other provision in this Article 8, for the avoidance of doubt, in no event shall the aggregate liability of the Seller in respect of all indemnities under the Transaction Agreements exceed the Purchase Price, except in the case of fraud by the Seller.

(c) The Seller shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 8.3 and the Buyer shall not be liable for any indemnity payment thereunder unless either alone or together with the amount finally agreed or adjudicated to be payable in respect of Losses for which the Buyer would otherwise be entitled to require payment under such indemnities, such Losses exceed the Minimum Loss Amount. Once the Minimum Loss Amount has been exceeded, the Seller shall be entitled to require payment in respect of any and all Losses incurred in respect of the indemnities contained in Section 8.3 from the first dollar of such Losses, subject to a maximum liability of the Buyer that is equal to:

(i) other than the Buyer Fundamental Representations, the Indemnity Cap; and

(ii) with respect to the Buyer Fundamental Representations, the Purchase Price;

provided, however, that the limits set out in this Section 8.4(c) shall not apply in the case of fraud by the Buyer. Notwithstanding any other provision in this Article 8, for the avoidance of doubt, in no event shall the aggregate liability of the Buyer in respect of all indemnities under the Transaction Agreements exceed the Purchase Price, except in the case of fraud by the Buyer.

(d) Notwithstanding any other provision in this Article 8, for the avoidance of doubt, in no event shall the Buyer, the Buyer's Affiliates (including after Closing, the Seller Subsidiaries), or any of their respective directors, officers or employees be entitled to require payment in respect of any Losses and liabilities which have been reflected or considered in the determination of the Closing Statement.

(e) For the purposes of Sections 8.4(a) and 8.5(b):

(i) Losses in respect of a breach of the representations and warranties set out in Section 4.27 (Taxes) arising in respect of different taxation years or fiscal periods or that are not of the same nature shall not be treated as an individual Loss;

(ii) Losses arising out of separate sets of facts, matters or circumstances shall not be treated as an individual Loss, even if each set of facts, matters or circumstances may be a breach of the same representation and warranty; and

(iii) Losses of the same or similar nature arising out of the same or similar facts, matters and circumstances shall be treated as an individual Loss.

(f) Notwithstanding any other provision in this Article 8, no Indemnified Party will be entitled to indemnification or reimbursement under any provisions of this Article 8 or the Specified Indemnities Agreement or for any amount to the extent such Indemnified Party has been indemnified or reimbursed for such amount under any other provision of this Article 8 or the Specified Indemnities Agreement.

8.5 Notice of Claim

(a) A Party or person that may be entitled to make a claim for indemnification (a "Claim") under this Agreement (the "Indemnified Party") shall give written notification to the other Party (the "Indemnifying Party") of such Claim (a "Notice of Claim") within 30 days of becoming aware of the Claim, but in no event later than the relevant date, if any, specified in Section 8.6. Notwithstanding the foregoing, no Notice of Claim shall be required to be delivered prior to the Closing Date notwithstanding the fact that an Indemnified Party possesses or may possess knowledge of an actual or potential Claim prior to or at Closing. Any Notice of Claim shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Claim and the amount of the Claim.

(b) If an Indemnified Party fails to provide the Indemnifying Party with a Notice of Claim promptly as required by Section 8.5(a), the Indemnifying Party shall be relieved of the obligation to pay damages to the extent it can show that it was prejudiced in its defence of the Claim or in Proceeding against a third party who would have been liable to it by the fact of the delay, but the failure to provide such Notice of Claim promptly shall not otherwise release the Indemnifying Party from its obligations under this Article 8.

(c) If the date by which a Notice of Claim must be given as set out in Section 8.6 in respect of a breach of representation and warranty has passed without any Notice of Claim having been given to the Indemnifying Party, then the related Claim shall be forever extinguished, notwithstanding that by the date specified in Section 8.6 the Indemnified Party did not know, and in the exercise of reasonable care could not have known, of the existence of the Claim. However, for the avoidance of doubt, if a Notice of Claim is given by the relevant date specified in Section 8.6, such Claim shall not thereafter be barred by the passing of such date.

8.6 Time Limits for Notice of Claim for Breach of Representations and Warranties and Tax Indemnification

(a) The Seller shall not be required to indemnify or save harmless the Buyer, the Buyer's Affiliates (including after Closing, the Seller Subsidiaries), or any of their respective directors, officers or employees pursuant to Section 8.2 unless the Buyer, the Buyer's Affiliates (including after Closing, the Seller Subsidiaries), or any of their respective directors, officers or employees shall have provided to the Seller a Notice of Claim within the following time limits:

(i) with respect to the representations and warranties set out in Section 4.2 (Residency of Seller) or Section 4.27 (Taxes), and with respect to Pre-Closing Taxes, 60 days after the relevant Governmental Authorities are no longer entitled to assess or reassess the applicable Seller Subsidiary for the Taxes in question (taking into account any applicable extensions or waivers given by the applicable Seller Subsidiary before the Time of Closing in respect of such Taxes);

(ii) with respect to the representations and warranties of the Seller contained in Section 4.20 (Environmental Matters), not later than nine (9) years after the Closing Date, except for any Claim with respect to such representations and warranties that relates to the Specified Indemnities, which shall be governed by the Specified Indemnities Agreement;

(iii) with respect to a Claim for any breach of any of the representations and warranties of the Seller contained in this Agreement involving wilful misconduct or fraud, at any time after Closing;

(iv) with respect to the Seller Fundamental Representations, at any time after the Closing Date, but subject to and without derogating from the respective terms of applicable statutes of limitation, as provided for under applicable Law; and

(v) with respect to all other representations and warranties of the Seller contained in this Agreement, not later than 24 months after the Closing Date.

(b) The Buyer shall not be required to indemnify or save harmless the Seller pursuant to Section 8.3 unless the Seller shall have provided to the Buyer a Notice of Claim within the following time limits:

(i) with respect to a Claim for any breach of any of the representations and warranties of the Buyer contained in this Agreement involving fraud, at any time after Closing;

(ii) with respect to the Buyer Fundamental Representations, at any time after the Closing Date, but subject to and without derogating from the respective terms of applicable statutes of limitation, as provided for under applicable Law; and

(iii) with respect to all other representations and warranties of the Buyer contained in this Agreement, not later than 24 months after the Closing Date.

8.7 Limitation Periods for Claims for Breach of Representations and Warranties and Tax Indemnification

Notwithstanding the provisions of the Limitation Act (British Columbia) or any other statute, the period within which an Indemnified Party may commence a Proceeding in respect of a Claim for which a Notice of Claim is required to be, and has been, given in accordance with Section 8.5(c), shall be two years from the last date upon which such Notice of Claim is permitted to be delivered thereunder, and any applicable limitation period is hereby so extended to the fullest extent permitted by Law.

8.8 Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 45 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both Parties agree at or prior to the expiration of such 45-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim, failing which the matter shall be determined by a court of competent jurisdiction.

8.9 Third Party Claims

(a) The Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of any Third Party Claim and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party's reasonable out-of-pocket expenses prior to the time the Indemnifying Party assumed control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any Proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences). Notwithstanding the foregoing, the Indemnifying Party shall not have the right to defend or direct the defence of any Third Party Claim that (i) is asserted directly by or on behalf of a Person that is a supplier or customer of the Buyer or its Affiliates, or (ii) seeks an injunction or other equitable relief against the Buyer or its Affiliates. The Indemnifying Party shall promptly notify the Indemnified Party in writing of its election to assume the defence of any Third Party Claim.

(b) If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, or fails to diligently prosecute the defence, including failing to take reasonable steps to avoid, dispute, defend, appeal or make counterclaims, the Indemnified Party shall be entitled to assume such control and may take any action it deems necessary to avoid, dispute, defend or appeal the Third Party Claim, and seek indemnification for any Losses incurred in connection therewith.

(c) If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to incur Losses or make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal Proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party. In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(d) If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or defaults in respect of any of its obligations under this Section 8.9 with respect thereto, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 14 Business Days' prior written notice to the Indemnifying Party and the Indemnifying Party shall thereupon be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 14-Business Day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(e) The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

8.10 Adjustments

(a) The amount of any Loss for which indemnification is provided in this Article 8 shall be adjusted to take into account any offsetting savings by or financial benefits to such Indemnified Party arising from such Losses or the facts, matters, events or circumstances giving rise to such Losses, including any resulting deductions or credits available to reduce the Taxes payable by any Seller Subsidiary for a taxation year or period ending after Closing that would not have been available had such Losses not been sustained.

(b) The amount of any Loss for which indemnification is provided in this Article 8 will be increased by the amount of Taxes imposed by any relevant Tax authority on the amount to be effectively received by the Indemnified Party; for the avoidance of doubt, if the Indemnified Party is subject to any Taxes, the Indemnifying Party shall gross-up such payment so that the Indemnified Party receives an amount equal to the amount it would have received if no such Tax was due. Notwithstanding the foregoing, no amount shall be payable to the Indemnified Party in respect of Taxes imposed on such indemnification payment to the extent that such payment would place the Indemnified Party in a better position than it would otherwise have been had such Loss not arisen.

(c) Where an Indemnified Party is, or would be likely to be, entitled to recover or be compensated or indemnified by another person, whether by way of contract, indemnity or otherwise (including under a policy of insurance), any amount in respect of a Claim made by the Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party of such right or entitlement, take all commercially reasonable steps to seek recovery of that amount and keep the Indemnifying Party at all times reasonably notified of the status of such recovery; provided, however, the Indemnified Party shall not be required to initiate litigation or take action that is reasonably likely to materially impair its relationship with any insurer or third party in order to obtain such recovery. The amount of the Claim by the Indemnified Party shall be reduced by any amount actually recovered by the Indemnified Party (net of all out of pocket costs and expenses incurred in obtaining the recovery or payment and any Tax paid or payable on such recovery or payment).

(d) If, after an Indemnifying Party has made a payment in respect of a Claim, an Indemnified Party recovers from or is paid by another person any amount in respect of the Loss that gave rise to the Claim, the Indemnified Party shall promptly, and in any event within ten (10) Business Days, pay to the Indemnifying Party, the lesser of: (i) the amount of the Loss that was recovered or paid; and (ii) the amount paid by the Indemnifying Party to the Indemnified Party in respect of the Claim, in either case net of all out of pocket costs and expenses incurred in obtaining the recovery or payment and any Tax paid or payable as a result of receiving such recovery or payment.

(e) Any indemnity payment made under this Article 8, including pursuant to Section 9.1(d), shall be treated by the Seller and the Buyer as an adjustment to the Purchase Price, except where required by applicable Law.

(f) Any indemnity payment made under this Article 8 in respect of any inaccuracy or breach by the Seller of any representation or warranty of the Seller contained in Section 4.27 (Taxes) shall be, subject to Section 8.10(g), paid to the Buyer.

(g) The Buyer shall have the right to assign the right to receive proceeds of any indemnity payment made under this Article 8 to its lenders on written notice to such effect to the Seller.

8.11 Exclusivity

No Party may make any claim for damages in respect of this Agreement or any agreement, certificate or other document delivered pursuant hereto, or in respect of any breach or termination thereof, against any other Party except by making a Claim pursuant to and in accordance with this Article 8 or by making a Claim pursuant to and in accordance with the Specified Indemnities Agreement; provided, however, that this limitation shall not apply to (a) claims arising from fraud, (b) actions for specific performance or injunctive or other equitable relief.

8.12 Reasonable Steps to Mitigate

Except for Third Party Claims for which the Indemnifying Party assumes control of the negotiation settlement or defence pursuant to Section 8.9, the Indemnified Party shall take commercially reasonable steps to mitigate all Losses, including availing itself of any defences, limitations, rights of contribution, claims against third persons, and other rights at law or equity and shall provide such evidence and documentation of the nature and extent of the Loss as may be reasonably requested by the Indemnifying Party and in determining the amount of any Loss, reasonable mitigation shall be taken into account.

8.13 Calculation of Losses

Subject to the limitations set out elsewhere in this Article 8, in the case of a Claim by an Indemnified Party under this Article 8 for breach by an Indemnifying Party of a representation or warranty that is qualified by materiality or Material Adverse Change, the Indemnified Party shall be entitled to claim the full amount of the Loss resulting from that breach without regard to the materiality or Material Adverse Change qualifier. However, the determination under this Article 8 of whether there has been a breach of a representation or warranty that is qualified by materiality or Material Adverse Change shall be made having regard to the materiality or Material Adverse Change qualifier.

ARTICLE 9
TERMINATION

9.1 Termination

This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written agreement of the Buyer and the Seller;

(b) by either the Buyer or the Seller, if:

(i) the Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to fulfill any of its covenants or obligations or breach of any of its representations and warranties under this Agreement has the been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date; or

(ii) after the date hereof, there shall be enacted or made any applicable Law, or a Governmental Authority shall have issued any Order (which Order is final and non-appealable, unless such Order has been withdrawn, reversed or otherwise made inapplicable), permanently restraining or enjoining or otherwise prohibiting the transactions contemplated herein;

(c) by the Seller by written notice to the Buyer, if:

(i) any of the conditions in Section 7.1 or 7.3 has not been satisfied or waived by the Outside Date or is incapable of satisfaction by the Outside Date, provided that the Seller is not then in breach of this Agreement so as to cause any of the conditions in Sections 7.1 or 7.3 not to be satisfied; or

(ii) any representation or warranty of the Buyer contained herein is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 7.3(a) or Section 7.3(b) would be incapable of satisfaction or the Buyer is in default in any material respect of any of its covenants or obligations herein such that the condition in Section 7.3(c) would be incapable of satisfaction;

(d) by the Buyer by written notice to the Seller, if:

(i) any of the conditions in Sections 7.1 or 7.2 has not been satisfied or waived by the Outside Date or is incapable of satisfaction by the Outside Date, provided that the Buyer is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 7.1 or 7.2 not to be satisfied; or

(ii) any representation or warranty of the Seller contained herein is untrue or incorrect or shall have become untrue or incorrect such that any condition contained in Section 7.2(a) or Section 7.2(b) would be incapable of satisfaction or the Seller is in default in any material respect of any of its covenants or obligations herein such that the condition in Section 7.2(c) would be incapable of satisfaction.

9.2 Effect of Termination

(a) Notwithstanding the termination of this Agreement by the Seller pursuant to Section 9.1(b) or Section 9.1(c), the Seller may bring an action against the Buyer for Losses suffered by the Seller where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by the Buyer.

(b) Notwithstanding the termination of this Agreement by the Buyer pursuant to Section 9.1(b) or Section 9.1(d), the Buyer may bring an action against the Seller for Losses suffered by the Buyer where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by the Seller.

9.3 Costs and Expenses

Except as otherwise expressly provided in this Agreement, including, without limitation, in Section 3.5(b)(i) and Section 9.3, each Party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the agreements contemplated herein and the transactions contemplated herein and therein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

9.4 Expense Reimbursement

If this Agreement is terminated by any Party pursuant to Section 9.1(b)(i), and at the time of such termination all conditions set forth in Article 7 have been satisfied or waived, other than the condition in Section 7.2(f), and such condition has not been satisfied solely as a result of the Buyer's failure to obtain or waive any PRC Approvals necessary to complete the transactions contemplated by this Agreement, and provided further that the Seller's failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has not been the cause of, or resulted in, the failure of such condition being satisfied, the Buyer shall, concurrent with termination, pay to the Seller an amount equal to the reasonable out-of-pocket expenses incurred by the Seller in connection with this Agreement and the transactions contemplated hereby, up to a maximum amount of $2,500,000.

9.5 Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated (whether by a Party or automatically or otherwise), the provisions of Sections 7.1, 7.2, 7.3 and Article 8, Article 9 and Article 10 shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

9.6 Remedies

The Seller on the one hand, and the Buyer on the other hand, acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Seller on the one hand, and the Buyer on the other hand, agree that, in the event of any breach or threatened breach of this Agreement by any of the Seller on the one hand, or the Buyer on the other hand (provided this Agreement shall not have been terminated pursuant to Section 9.1), the non-breaching Party shall also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies shall not be the exclusive remedies for any breach of this Agreement but shall be in addition to all other remedies available at law or equity to the Parties.

ARTICLE 10
GENERAL PROVISIONS

10.1 Notices

(a) Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be validly given if delivered in person (including by courier service) or transmitted by email with confirmation receipt requested as follows:

in the case of the Buyer:

CMOC Limited

Room 806 Officeplus @ Sheung Wan
93-103 Wing Lok Street
Sheung Wan Hong Kong

Attention: Jianfeng Liu

Email: [Redacted - Personal Information]

with a copy to:

McCarthy Tétrault LLP

Suite 2400 - 745 Thurlow Street

Vancouver, British Columbia, V6E 0C5

Attention: Roger Taplin and Shawn Doyle

Email: [Redacted - Personal Information]

in the case of the Seller and the Parent Company:

Equinox Gold Corp.

Suite 1501 - 700 West Pender Street

Vancouver, British Columbia, V6C 1G8

Canada

Attention: Susan Toews

Email: [Redacted - Personal Information]

with a copy to:

Blake, Cassels & Graydon LLP

1133 Melville Street, Suite 3500

Vancouver, British Columbia, V6E 4E5

Attention: Bob Wooder

Email: [Redacted - Personal Information]

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email (or, if such day is not a Business Day or such notice or other communication was delivered or transmitted after 5:00 p.m. (recipient's time), on the next following Business Day).

(c) Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 10.1.

10.2 Applicable Law

(a) This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the Laws of the Province of British Columbia and the federal Laws of Canada applicable in such province except to the extent relating to the LatAm Holdings Deed of Transfer and any related powers of attorney, which shall be construed, interpreted and enforced in accordance with, and governed by, the laws of the Netherlands.

(b) Each of the Parties irrevocably and unconditionally: (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any Proceeding arising out of or relating to this Agreement; (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts; and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such Proceeding.

10.3 Entire Agreement

This Agreement, along with the other documents contemplated herein (including the Specified Indemnities Agreement), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof and thereof except as provided herein or therein. Notwithstanding the foregoing, the Parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect and that the Parties acknowledge and agree that they may enter into any supplementary agreements after the Effective Date that may amend or supersede part or all of this Agreement pursuant to Section 10.7.

10.4 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

10.5 No Waiver

The failure of any Party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to such provision or any other provision of this Agreement. No purported waiver shall be effective as against any Party unless consented to in writing by such Party. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or other breach.

10.6 Further Assurances

Each of the Parties shall, from time to time hereafter, do all such acts and execute and deliver all such further certificates or other documents, and shall cause the doing of all such acts and shall cause the execution of all such further certificates or other documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed in order to give full effect to the provisions of this Agreement.

10.7 Amendments

No term or provision of this Agreement may be amended except by an instrument in writing signed by the Parties.

10.8 Assignment

No Party shall assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties; provided that such restriction shall not apply to an assignment by the Buyer or AcquireCo, without the consent of the Seller, of all of its rights, benefits, duties and obligations under this Agreement to CMOC or to any wholly owned subsidiary, whether direct or indirect, of CMOC where CMOC fully and unconditionally guarantees to the Seller in writing the performance by such subsidiary of all of the Buyer's or AcquireCo's, as the case may be, rights, benefits, duties and obligations under this Agreement.

10.9 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

10.10 Time of the Essence

Time is of the essence hereof.

10.11 Counterparts

This Agreement may be executed in any number of counterparts (including by pdf) each of which when so executed shall be deemed to be an original and when taken together shall constitute the entire and same agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date first written above.

LEAGOLD MINING CORPORATION

By:	(Signed) "Peter Hardie"
Name: Peter Hardie
Title: Director

By:	(Signed) "Susan Toews"
Name: Susan Toews
Title: Director

EQUINOX GOLD CORP.

By:	(Signed) "Peter Hardie"
Name: Peter Hardie
Title: Chief Financial Officer

By:	(Signed) "Susan Toews"
Name: Susan Toews
Title: General Counsel and Corporate Secretary

CMOC LIMITED

By:	(Signed) "Jianfeng Liu"
Name: Jianfeng Liu
Title: Director

17536682 CANADA INC.

By:	(Signed) "Jianfeng Liu"
Name: Jianfeng Liu
Title: President

Signature Page to the Share Purchase Agreement

SCHEDULE "A"

ESTIMATES AND CLOSING STATEMENT PRINCIPLES

(see attached)

Schedule A

Part A - Accounting Principles

1. The Closing Statement, Estimates (and each component thereof, including, for clarity, the Closing Cash, Closing Working Capital, and Closing Indebtedness) (collectively, the "Statements") shall be prepared in the following order of priority:

(a) the specific accounting principles set out in paragraphs (2) to (15) below (the "Specific Policies");

(b) to the extent not covered by paragraph 1(a), the same accounting policies, principles, procedures, practices, methodologies, classifications (including trial balance classifications), categorizations, judgment and estimation techniques (including in respect of the exercise of management judgment) as actually applied in the preparation of the balance sheet set out in the Seller Financial Information as at December 31, 2024 (the "2024 Financial Statements") as applicable;

(c) to the extent consistent with paragraphs 1(a) and 1(b), IFRS as applicable as at the date of this Agreement.

together, the "Accounting Principles". For the avoidance of doubt, paragraph 1(a) shall take precedence over paragraphs 1(b) and 1(c), and paragraph 1(b) shall take precedence over paragraph 1(c).

2. The Statements (and each component thereof) shall be prepared as at the Measurement Time by reference to the consolidated general ledgers of the Seller Subsidiaries after taking into account the impact of any Pre-Closing Reorganization and in accordance with those specific procedures that would normally be adopted at a financial and tax year-end in accordance with paragraph 1(b) of this Schedule A, Part A, including detailed analysis of accounts receivables, inventories, prepaid expenses, accounts payables and accruals, and appropriate cut-off procedures but subject to the remaining Specific Policies.

3. In the preparation of such Statements, intercompany balances between:

(a) the Seller Subsidiaries shall be fully reconciliated and excluded from the Statements, with any unreconciled intercompany balances written-off.

(b) any intercompany balances (including intercompany receivables arising from marketing transactions) as at the Measurement Time between (i) the Seller Subsidiaries, and (ii) the Seller and its Affiliates shall be fully reconciled and any intercompany payables or Outstanding Intercompany Receivables (as applicable) shall be included in Closing Indebtedness. For the avoidance of doubt, Outstanding Intercompany Receivables as at the Measurement Time shall be dealt with as provided for in Section 2.6 of the Agreement to the extent they remain uncollected as at the Measurement Time.

4. The Statements shall be prepared on the basis that the Seller Subsidiaries are a going concern and so as to include no impact arising as a consequence of the change in ownership of the Seller Subsidiaries (including charge, provision, reserve write off, impairment, loss) from the transactions contemplated by this Agreement or any change in the management strategy, direction or priority which results from such change in ownership or which is implemented at the direction of the Buyer (including, for the avoidance of doubt, any of Buyer's transaction costs, fees or expenses). The Statements shall not take into account: (a) the funds flow or cash flows arising on Closing; or (b) changes in assets or liabilities as a result of purchase accounting or opening balance sheet adjustments.

5. The Statements shall only take into account information in respect of events or circumstances after the Measurement Time as defined in IAS 10 - Events After the Reporting Period that provide further evidence of conditions that existed as at the Measurement Time (i.e. 'adjusting events') up to the date that the Buyer delivers the Closing Statements to the Seller in accordance with Section

2.3 (the "Cut-off Time").

6. The Parties agree that it is their commercial intent to avoid any double counting (whether positive or negative) in the preparation of each the Statements and, as such, no item shall be included in (or excluded from) each of the Closing Cash, Closing Working Capital and Closing Indebtedness more than once and no item shall be excluded from the Statements solely on the grounds of immateriality.

7. The Statements shall be presented in US dollars. Balances in currencies other than US dollars shall be translated into US dollars at the noon exchange rate quoted by Bloomberg on the day immediately prior to the Closing Date.

8. A full accrual shall be made in the Closing Working Capital in respect of unpaid salaries, wages, overtime, severance, benefits, and sales commissions, including with respect to any unused holiday or paid time off to which employees are contractually entitled to have taken, in each instance including the employer's portion of any payroll, employment and other Taxes up to the Measurement Time and calculated in accordance with paragraph 1(b).

9. A liability shall be made in the Closing Working Capital in respect of all bonuses earned and unpaid as of the Measurement Time. A prorated accrual shall be made in the Closing Working Capital in respect of unpaid bonuses earned by Employees of the Seller Subsidiaries related to the bonus award for the fiscal year ending on December 31, 2025, prorated based on (i) the number of days between (a) January 1, 2025 (and including January 1, 2025) and (b) the Closing Date (but excluding the Closing Date). For avoidance of doubt, the employer portion of any Taxes due on such amounts shall be calculated and included in the Closing Working Capital in addition to the pro-rata portion of the unpaid bonuses earned as of the Measurement Time. To the extent the bonus is expected to exceed the employee bonus budget for fiscal year 2025, the bonus liability shall be equal to the pro-rata amount based on the revised employee bonus budget for fiscal year 2025.

10. Closing Working Capital shall include all inventory (excluding stockpile inventory) including consumables and supplies, work-in-progress, finished goods, and spare parts. In determining Closing Working Capital, inventory quantity shall be based on the quantities recorded in Datasul as at the Measurement Time. Inventory in Closing Working Capital shall be valued as follows:

(a) Finished goods inventory shall be valued at the closing gold price as reported by LBMA PM fix as of the Measurement Time less actual cost to complete which shall be calculated in a manner consistent with paragraph 1(b). For clarity, cost to complete comprises royalty shipping and refining costs;

(b) Work in progress shall be valued at the lower of cost and net realizable value in a manner consistent with paragraph 1(b).; and

(c) Subject to paragraphs 10(a) and 10(b) all other inventory shall be valued at the lower of cost and net realizable value, net of provision, in each case, determined in accordance with paragraph 1(b) of this Schedule A;

provided always that no other write-offs, reserves, write downs or valuation adjustments shall be made against inventory (including any additional reserves made at the discretion or direction of the Buyer).

11. Closing Working Capital shall include VAT receivables calculated in accordance with paragraph 1 (b) of this Schedule A.

12. Prepayments made as of the Measurement Time shall only be included in Closing Working Capital to the extent they give rise to an economic benefit to the Buyer after the Closing.

13. Notwithstanding anything to the contrary, none of the following assets or liabilities shall be included in the Statements (or any component thereof):

(a) any lease liabilities under IFRS 16 'Leases';

(b) any contingent liabilities, off balance sheet arrangements or commitments (including any capital expenditure commitments), or guarantees except to the extent required by IFRS to be recorded on the balance sheet as of the Measurement Time;

(c) any general provisions, general reserves or general accruals (in each case except to the extent consistent with paragraph 1(b) of this Schedule A);

(d) provisions or liabilities with respect to any matter which is the subject of an indemnity or other remedy in favour of the Buyer under the terms of this Agreement or any other transaction documents, to the extent such amounts are already accounted for as a Purchase Price adjustment, so as to prevent any double counting;

(e) obligations which are expiring prior to the Measurement Time or that are otherwise not transferring to the Buyer after the Measurement Time;

(f) any liability or obligation relating to asset retirement obligations;

(g) any liability or obligation relating to the remediation of Piaba;

(h) any balance relating to derivatives, hedges, swaps or other similar arrangements;

(i) any balances relating to equipment held at third party sites for servicing;

(j) any deferred tax assets and deferred tax liabilities; and

(k) any ICMS Credits.

14. The Statements shall be prepared in a format set out in Schedule A Part B (the "Illustrative Balance Sheet Mapping") by reference to the trial balance account codes of the Seller Subsidiaries. The underlying assets and liabilities shall be classified between the columns labeled "Closing Working Capital", "Closing Indebtedness", "Closing Cash" and "Other" on a basis consistent with the classification of the equivalent line item set forth in the Illustrative Balance Sheet Mapping. For the avoidance of doubt, if there is any conflict between (i) Schedule A Part B "Illustrative Balance Sheet Mapping" and (ii) the definitions of the Closing Cash, Closing Working Capital and Closing Indebtedness, and the requirements in the Accounting Principles set out above in Part A, the definitions and the Accounting Principles set out above shall prevail.

15. To the extent any new current asset or current liability account codes are created between the date of the Illustrative Balance Sheet Mapping and the Measurement Time, the amounts included therein will be (i) classified and allocated to an existing trial balance account code set forth in the Illustrative Balance Sheet Mapping based on the nature of the new account code and (ii) included or excluded from "Closing Working Capital", as applicable, based on the treatment afforded to such existing account code. To the extent the Illustrative Balance Sheet Mapping set forth in Schedule "A" Part B conflict with the Accounting Principles set forth in this Schedule "A" Part A, the Accounting Principles shall prevail.

Part B

Part B - Illustrative Balance Sheet Mapping

[Redacted - Commercially Sensitive Information].

SCHEDULE "B"

PURCHASE PRICE ALLOCATION

[Redacted - Commercially Sensitive Information]